                                                          OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of March 28, 2005.

Commission File Number 033-74656-99


                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 WESTERN FOREST PRODUCTS INC.
                                             -----------------------------------
                                                        (Registrant)

                                                      /s/ Paul Ireland
Date as of March 28, 2005               By  ------------------------------------
                                                       (Signature)*
----------------                                       Paul Ireland
* Print the name and title under                  Chief Financial Officer
the signature of the signing officer.





                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                WARRANT INDENTURE

          Providing for the Issue of Warrants to Purchase Common Shares

                                     BETWEEN

                          WESTERN FOREST PRODUCTS INC.

                                     - and -

                      COMPUTERSHARE TRUST COMPANY OF CANADA

                            Dated as of July 27, 2004

                                TABLE OF CONTENTS

ARTICLE 1
        DEFINITIONS AND INTERPRETATION..........................................................................    2
        1.1     Definitions.....................................................................................    2
        1.2     Interpretation..................................................................................    8
        1.3     Schedules.......................................................................................    8
        1.4     Time of the Essence.............................................................................    8
        1.5     Applicable Law; Attornment......................................................................    8

ARTICLE 2
        ISSUE OF WARRANTS.......................................................................................    9
        2.1     Creation and Issue of Warrants..................................................................    9
        2.2     Terms of Warrants...............................................................................    9
        2.3     Form of Warrants................................................................................    9
        2.4     Warrant Certificates............................................................................    9
        2.5     Issue in Substitution for Warrants..............................................................    9
        2.6     Conditions for Replacement of Warrant...........................................................   10
        2.7     Exchange of Warrant Certificates................................................................   10
        2.8     Warrants to Rank Pari Passu.....................................................................   10
        2.9     Execution of Warrants...........................................................................   10
        2.10    Countersignature by the Warrant Trustee.........................................................   11
        2.11    Effect of Countersignature......................................................................   11
        2.12    Charges for Exchange............................................................................   11
        2.13    Warrantholder not a Shareholder.................................................................   11

ARTICLE 3
        REGISTERS OF WARRANTS...................................................................................   11
        3.1     Appointment of Warrant Trustee..................................................................   11
        3.2     Register of Warrants............................................................................   12
        3.3     Registers to Be Open for Inspection.............................................................   12
        3.4     No Transfers of Warrants........................................................................   12
        3.5     Ownership of Warrants...........................................................................   12

ARTICLE 4
        U.S. HOLDERS............................................................................................   13
        4.1     Escrow..........................................................................................   13
        4.2     Effect of Delivery of Accredited Investor Certificate and DTC Accredited Investor Certificate...   13

        4.3     Refusal of Release from Escrow..................................................................   14
        4.4     U.S. Holder's Warrant Certificate Legend........................................................   14
        4.5     U.S. Holder's Common Share Legend...............................................................   14

ARTICLE 5
        EXERCISE OF WARRANTS....................................................................................   16
        5.1     Method of Exercise of Warrants..................................................................   16
        5.2     Effect of Exercise of Warrants..................................................................   17
        5.3     Refusal of Exercise.............................................................................   17
        5.4     Completion of Warrant Exercise Form.............................................................   17
        5.5     Partial Exercise of Warrants....................................................................   17
        5.6     No Fractional Warrants or Common Shares.........................................................   18
        5.7     Expiration of Warrants..........................................................................   18
        5.8     Accounting and Recording........................................................................   18
        5.9     Cancellation of Surrendered Warrant Certificates................................................   18
        5.10    Delivery of Share Certificates and Warrant Certificates.........................................   19
        5.11    Payment of Taxes................................................................................   19

ARTICLE 6
        ANTI-DILUTION PROVISIONS................................................................................   19
        6.1     Adjustment in Warrant Rights....................................................................   19
        6.2     Adjustment in Exercise Price....................................................................   20
        6.3     Rules for Adjustment in Warrant Rights and Exercise Price.......................................   21
        6.4     Notice of Adjustment in Warrant Rights and Exercise Price.......................................   22

ARTICLE 7
        RIGHTS AND COVENANTS....................................................................................   23
        7.1     General Covenants of the Company................................................................   23
        7.2     Warrant Trustee's Remuneration and Expenses.....................................................   24

ARTICLE 8
        EARLY TERMINATION EVENTS................................................................................   24
        8.1     Early Termination Events........................................................................   24
        8.2     Termination Based on Current Market Price.......................................................   25

ARTICLE 9
        ENFORCEMENT.............................................................................................   25
        9.1     Enforcement of Rights of Warrantholders.........................................................   25
        9.2     No Prejudice of Rights..........................................................................   26

        9.3     No Personal Liability...........................................................................   26

ARTICLE 10
        MEETINGS OF WARRANTHOLDERS..............................................................................   26
        10.1    Right to Convene Meetings as a Class............................................................   26
        10.2    Place for Holding Meetings......................................................................   27
        10.3    Notice..........................................................................................   27
        10.4    Chair...........................................................................................   27
        10.5    Quorum..........................................................................................   27
        10.6    Power to Adjourn................................................................................   28
        10.7    Show of Hands...................................................................................   28
        10.8    Poll............................................................................................   28
        10.9    Voting..........................................................................................   29
        10.10   Proxy Need Not Be Warrantholder.................................................................   29
        10.11   Regulations.....................................................................................   29
        10.12   Company and Warrant Trustee May Be Represented..................................................   30
        10.13   Powers Exercisable by Special Resolution........................................................   30
        10.14   Meaning of "Special Resolution".................................................................   31
        10.15   Powers Cumulative...............................................................................   32
        10.16   Minutes.........................................................................................   32
        10.17   Binding Effect of Resolutions...................................................................   32

ARTICLE 11
        SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES.........................................................   32
        11.1    Provision for Supplemental Warrant Indentures for Certain Purposes..............................   32
        11.2    Correction of Manifest Errors...................................................................   33
        11.3    Successor Companies.............................................................................   33
        11.4    Execution of Supplemental Indentures............................................................   33
        11.5    Notice of Supplemental Indenture................................................................   34

ARTICLE 12
        CONCERNING THE WARRANT TRUSTEE..........................................................................   34
        12.1    Legislation.....................................................................................   34
        12.2    Rights and Duties of Warrant Trustee............................................................   34
        12.3    Evidence, Experts and Advisers..................................................................   35
        12.4    Securities and Documents Held by Warrant Trustee................................................   35
        12.5    Anti-Money Laundering Legislation; Anti-Terrorist Legislation...................................   35
        12.6    Action by Warrant Trustee to Protect Interests..................................................   36

        12.7    Warrant Trustee Not Required to Give Security...................................................   36
        12.8    Protection of Warrant Trustee...................................................................   36
        12.9    Replacement of Warrant Trustee..................................................................   37
        12.10   Conflict of Interest............................................................................   38
        12.11   Acceptance of Duties and Covenants..............................................................   38
        12.12   Indemnity.......................................................................................   38
        12.13   Survival of Termination.........................................................................   38

ARTICLE 13
        GENERAL.................................................................................................   39
        13.1    Notice to Company and Warrant Trustee...........................................................   39
        13.2    Notice to Warrantholders........................................................................   39
        13.3    Satisfaction and Discharge of Warrant Indenture.................................................   40
        13.4    Sole Benefit of Parties and Warrantholders......................................................   40
        13.5    Discretion of Directors.........................................................................   40
        13.6    Counterparts and Formal Date....................................................................   41

            THIS WARRANT INDENTURE is dated as of July 27, 2004

B E T W E E N:

                  WESTERN FOREST PRODUCTS INC., a corporation incorporated under the laws of Canada

                  (the "COMPANY")

                  - and -

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company formed under the laws of Canada, with an office in the City of Vancouver and the City of Toronto

                  (the "WARRANT TRUSTEE")

RECITALS:

A. On November 7, 2002, the Court (defined below) granted an initial order under the CCAA (defined below) with respect to the Doman Entities (defined below), allowing them to continue carrying on their respective businesses under the protection of a general stay of proceedings pending the filing of a restructuring plan. This stay of proceedings was extended on a number of occasions.

B. On April 30, 2004, the Court authorized and directed that the Plan (defined below) be filed with the Court and circulated to Affected Creditors (defined below). A meeting of Affected Creditors to consider and vote on the Plan was convened and held on June 7, 2004 in accordance with the CCAA and the order of the Court issued on April 30, 2004. The requisite majority of Affected Creditors approved the Plan at the meeting of Affected Creditors held on June 7, 2004.

C.    The Sanction Order (defined below) was issued on June 11, 2004.

D. In ordering the implementation of the Plan, among other things, the Sanction Order provides for the issuance of Warrants (defined below) to Existing Doman Shareholders (defined below).

E. Subject to the terms and conditions of this Warrant Indenture, each Warrant, upon due exercise and payment of the Exercise Price, will entitle the holder thereof to receive Warrant Shares (defined below) on the basis set out in this Warrant Indenture.

F. All things necessary have been done and performed to make the Warrants, when countersigned by the Warrant Trustee and issued as provided in this Warrant Indenture, legal, valid and binding obligations of the Company with the benefits of, and subject to, the terms of this Warrant Indenture.

G. The statements made in Recitals A through F inclusive are representations of the Company and not of the Warrant Trustee.

H. The Warrant Trustee has agreed to enter into this Warrant Indenture and to hold all rights, interests and benefits contained in this Warrant Indenture for and on behalf of those Persons (defined below) who become Warrantholders (defined below) pursuant to this Warrant Indenture.

            NOW THEREFORE THIS WARRANT INDENTURE WITNESSES that, in consideration of the premises and the covenants of the parties hereto, the Company hereby appoints the Warrant Trustee as trustee for the Warrantholders to hold all rights, interests and benefits specified in this Warrant Indenture for and on behalf of those Persons who become Warrantholders from time to time pursuant to this Warrant Indenture, and it is hereby agreed and declared as follows:

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1 DEFINITIONS

            In this Warrant Indenture, unless otherwise specified:

      (a) "ACCREDITED INVESTOR" means "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

      (b) "ACCREDITED INVESTOR CERTIFICATE" means the accredited investor certificate substantially in the form of the accredited investor certificate attached hereto as Schedule "D";

      (c) "AFFECTED CREDITORS" has the meaning attributed to such term in the Plan;

      (d) "AFFILIATE" has the meaning attributed to such term in the Securities Act (British Columbia);

      (e) "APPLICABLE LAWS" means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, rules, by-laws and regulations, regulatory policies and all applicable official directives, orders, judgments and decrees of Governmental Bodies;

      (f) "APPLICABLE SECURITIES LAWS" means, collectively, all securities acts or similar statutes of the United States and the provinces and territories of Canada and all regulations and rules under such acts or statutes, together with applicable published policy statements, notices, blanket orders or rulings and discretionary orders or rulings of any securities regulatory authority having jurisdiction or the Canadian Securities Administrators;

      (g) "BUSINESS DAY" means a day that is not a Saturday, Sunday or a civic or statutory holiday in the Province of British Columbia or the Province of Ontario;

      (h)   "CCAA" means the Companies' Creditors Arrangement Act (Canada);

      (i)   "CAPITAL REORGANIZATION" has the meaning attributed to such term in
            Section 6.1.1;

      (j)   "COMMON SHARES" means common shares in the capital of the Company;

      (k) "COMMON SHARE REORGANIZATION" has the meaning attributed to such term in Section 6.2.1;

      (l)   "COURT" means the Supreme Court of British Columbia;

      (m) "CURRENT MARKET PRICE" means, on any date, the weighted average price per Common Share at which Common Shares have traded on the Exchange during the period of twenty consecutive Trading Days ending on the fifth Trading Day before such date;

      (n)   "DIL" means Doman Industries Limited;

      (o) "DIVIDEND PAID IN THE ORDINARY COURSE" means a dividend paid on the Common Shares in any financial year of the Company, whether in (i) cash, (ii) securities of the Company, including rights, options or warrants to purchase any securities or property of the Company or other assets of the Company or (iii) property or other assets of the Company, in each case, to the extent that the amount or value of such dividend together with the amount or value of all other such dividends theretofore paid in such financial year (any such securities, property or other assets so distributed to be valued at the fair market value of such securities, property or other assets, as the case may be, as determined by the board of directors of the Company, which determination shall be conclusive) does not exceed the greater of:

            (i)   150% of the greater of:

                  (A) the aggregate amount of dividends paid by the Company on the Common Shares in the period of twelve consecutive months ended immediately prior to the first day of such financial year; and

                  (B) one-third of the aggregate amount of dividends paid by the Company on the Common Shares in the period of 36 consecutive months ended immediately prior to the first day of such financial year; and

            (ii) 100% of the consolidated net income of the Company before extraordinary items (but after dividends payable on all shares ranking prior to, or on a parity with, the Common Shares, with respect to the payment of dividends) for the period of twelve consecutive months ended immediately prior to the first day of such financial year, such consolidated net income, extraordinary items and dividends to be as shown in the audited consolidated financial statements of the Company for such period of twelve consecutive months or, if there are no audited consolidated financial statements for such period, computed in accordance with generally accepted accounting principles, consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company;

      (p) "DOMAN ENTITIES" has the meaning attributed to such term in the Plan;

      (q)   "DTC" means The Depository Trust Company;

      (r) "DTC ACCREDITED INVESTOR CERTIFICATE" means the accredited investor certificate substantially in the form of the DTC accredited investor certificate attached hereto as Schedule "E";

      (s)   "DTC PARTICIPANTS" means the participating organizations of DTC;

      (t) "DTC U.S. HOLDERS" means, collectively, the DTC Participants who, as of the close of business in the City of Vancouver on the Plan Implementation Date, held Class A Common Shares of DIL, Class B Non-Voting Shares, Series 2 of DIL and/or Class A Preferred Shares, Series 4 of DIL (whether for their own account or for the account of beneficial holders), as identified on the security position report to be provided by DTC to the Warrant Trustee and the Company, and "DTC U.S. HOLDER" means any one of them;

      (u) "EARLY TERMINATION DATE" means the date of occurrence of any Early Termination Event;

      (v)   "EARLY TERMINATION EVENT" has the meaning attributed to such term in
            Section 8.1;

      (w) "EQUITY SHARES" means the common shares and shares of any other class or series of a corporation which may from time to time be authorized for issue if, by their terms, such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company beyond a fixed sum or a fixed sum plus accrued dividends;

      (x)   "EXCHANGE" means the Toronto Stock Exchange;

      (y) "EXERCISE PRICE" means (i) $16.28 with respect to each Tranche 1 Warrant, (ii) $26.03 with respect to each Tranche 2 Warrant, and
            (iii) $33.83 with respect to each Tranche 3 Warrant, as each of the amounts referred to in (i), (ii) and (iii) may be adjusted from time to time in accordance with Article 6;

      (z) "EXISTING DOMAN SHAREHOLDERS" means, collectively, the registered holders, as of the close of business in the City of Vancouver on the Plan Implementation Date, of (i) Class A Common Shares of DIL, (ii) Class B Non-Voting Shares, Series 2 of DIL and (iii) Class A Preferred Shares, Series 4 of DIL;

      (aa) "EXPIRY DATE" means July 27, 2009, being the fifth anniversary of the Plan Implementation Date;

      (bb) "GOVERNMENTAL BODY" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limiting the foregoing) any law, regulation or rule-making entity, having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing;

      (cc) "PERSON" means an individual, a partnership, a limited partnership, a joint venture, a syndicate, a sole proprietorship, a company or corporation with or without share capital, an unincorporated association, a trust, trustee, executor, administrator or other legal personal representative or a Governmental Body;

      (dd) "PLAN" means the plan of compromise and arrangement filed by the Doman Entities under the CCAA and sanctioned by the Court on June 11, 2004, as such plan of compromise and arrangement may have been amended, varied or supplemented from time to time in accordance with its terms;

      (ee) "PLAN IMPLEMENTATION DATE" has the meaning attributed to such term in the Plan;

      (ff) "REGISTERED U.S. HOLDERS" means, collectively, the Existing Doman Shareholders whose addresses, as shown in the share register of DIL, are in the United States, and "REGISTERED U.S. HOLDER" means any of them;

      (gg)  "REGISTERS" has the meaning attributed to such term in Section 3.2;

      (hh) "REGULATION S" means Regulation S adopted by the SEC under the U.S. Securities Act;

      (ii) "RULE 904 DECLARATION" means a declaration substantially in the form of the declaration for legend removal attached hereto as Schedule "F";

      (jj) "SANCTION ORDER" means the order of the Court issued on June 11, 2004 which, among other things, sanctioned the Plan;

      (kk)  "SEC" means the U.S. Securities and Exchange Commission;

      (ll)  "SPECIAL DISTRIBUTION" has the meaning attributed to such term in
            Section 6.2.2;

      (mm)  "SPECIAL RESOLUTION" has the meaning attributed in such term in
            Section 10.14;

      (nn) "SUBSIDIARY" has the meaning attributed to such term in the Securities Act (British Columbia);

      (oo) "TRADING DAY" means a day on which the Exchange is open for business;

      (pp) "TRANCHE 1 WARRANT" means a Tranche 1 Warrant of the Company, created and issued pursuant to Section 2.1, entitling the holder thereof, upon exercise in accordance with the terms and conditions set out herein, to one Warrant Share and evidenced by a Tranche 1 Warrant Certificate issued and countersigned in accordance with the provisions hereof;

      (qq) "TRANCHE 2 WARRANT" means a Tranche 2 Warrant of the Company, created and issued pursuant to Section 2.1, entitling the holder thereof, upon exercise in accordance with the terms and conditions set out herein, to one Warrant Share and evidenced by a Tranche 2 Warrant Certificate issued and countersigned in accordance with the provisions hereof;

      (rr) "TRANCHE 3 WARRANT" means a Tranche 3 Warrant of the Company, created and issued pursuant to Section 2.1, entitling the holder thereof, upon exercise in accordance with the terms and conditions set out herein, to one Warrant Share and evidenced by a Tranche 3 Warrant Certificate issued and countersigned in accordance with the provisions hereof;

      (ss) "TRANCHE 1 WARRANT CERTIFICATE" means a warrant certificate representing one or more Tranche 1 Warrants, substantially in the form of the warrant certificate attached hereto as Schedule "A";

      (tt) "TRANCHE 2 WARRANT CERTIFICATE" means a warrant certificate representing one or more Tranche 2 Warrants, substantially in the form of the warrant certificate attached hereto as Schedule "B";

      (uu) "TRANCHE 3 WARRANT CERTIFICATE" means a warrant certificate representing one or more Tranche 3 Warrants, substantially in the form of the warrant certificate attached hereto as Schedule "C";

      (vv) "TRANCHE 1 WARRANTHOLDER" means a registered holder of one or more Tranche 1 Warrants;

      (ww) "TRANCHE 2 WARRANTHOLDER" means a registered holder of one or more Tranche 2 Warrants;

      (xx) "TRANCHE 3 WARRANTHOLDER" means a registered holder of one or more Tranche 3 Warrants;

      (yy) "UNITED STATES" means the United States of America and, where the context permits or requires, includes its possessions and territories, any state of the United States of America and the District of Columbia;

      (zz) "U.S. HOLDERS" means, collectively, the DTC U.S. Holders and the Registered U.S. Holders, and "U.S. HOLDER" means any one of them.

      (aaa) "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended;

      (bbb) "WARRANT" means a Tranche 1 Warrant, a Tranche 2 Warrant or a Tranche 3 Warrant, and "WARRANTS" means, collectively, Tranche 1 Warrants, Tranche 2 Warrants and Tranche 3 Warrants;

      (ccc) "WARRANT CERTIFICATE" means a Tranche 1 Warrant Certificate, a Tranche 2 Warrant Certificate or a Tranche 3 Warrant Certificate, and "WARRANT CERTIFICATES" means, collectively, Tranche 1 Warrant Certificates, Tranche 2 Warrant Certificates and Tranche 3 Warrant Certificates;

      (ddd) "WARRANT EXERCISE FORM" means (i) the form of warrant exercise form attached to the Tranche 1 Warrant Certificate, in the case of Tranche 1 Warrants, (ii) the form of warrant exercise form attached to the Tranche 2 Warrant Certificate, in the case of Tranche 2 Warrants, and (iii) the form of warrant exercise form attached to the Tranche 3 Warrant Certificate, in the case of Tranche 3 Warrants;

      (eee) "WARRANT EXERCISE PERIOD" means the period during which Warrantholders may exercise their Warrants, being the period commencing as of the close of business in the City of Vancouver on the Plan Implementation Date and ending at the earlier of (i) 5:00 p.m. (local time at the place of deposit of Warrant Exercise Forms) on the Expiry Date and (ii) 5:00 p.m. (local time at the place of deposit of Warrant Exercise Forms) on the Business Day immediately preceding any Early Termination Date;

      (fff) "WARRANT INDENTURE" means this warrant indenture and all schedules attached to this warrant indenture; the expressions "HEREOF", "HEREIN", "HERETO", "HEREUNDER" and "HEREBY" and other similar expressions refer to this Warrant Indenture as a whole and not to any particular article, section, schedule or other portion hereof, and the expressions "ARTICLE" and "SECTION" followed by a number, and the expression "SCHEDULE" followed by a letter, mean and refer to the specified article or section of, or schedule to, this Warrant Indenture, except as otherwise specifically provided herein;

      (ggg) "WARRANT SHARES" means Common Shares which a holder of Warrants is entitled to receive upon exercise of Warrants in accordance with the terms and conditions set out herein;

      (hhh) "WARRANT TRUSTEE" means Computershare Trust Company of Canada or any successor thereto, including through the operation of Section 12.9;

      (iii) "WARRANTHOLDER" means a registered holder of one or more Warrants;
            and

      (jjj) "WRITTEN ORDER OF THE COMPANY", "WRITTEN CONSENT OF THE COMPANY" and "CERTIFICATE OF THE COMPANY" mean, respectively, a written order, consent and certificate signed in the name of the Company by any one director or officer of the Company and may consist of one or more instruments so executed.

1.2 INTERPRETATION

            For the purposes of this Warrant Indenture and unless otherwise provided or unless the context otherwise requires:

      1.2.1 words importing the singular include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders;

      1.2.2 wherever the words "include", "includes" or "including" are used in this Warrant Indenture, they shall be deemed to be followed by the words "without limitation";

      1.2.3 the division of this Warrant Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Warrant Indenture; and

      1.2.4 in the event that any day on which the Warrant Exercise Period expires or on or before which any action is required to be taken under this Warrant Indenture is not a Business Day, then the Warrant Exercise Period will expire on, or the action will be required to be taken on or before, the next succeeding day that is a Business Day.

1.3 SCHEDULES

            The following schedules attached hereto, for all purposes hereof, form integral parts of this Warrant Indenture:

            Schedule "A"  -  Tranche 1 Warrant Certificate
            Schedule "B"  -  Tranche 2 Warrant Certificate
            Schedule "C"  -  Tranche 3 Warrant Certificate
            Schedule "D"  -  Accredited Investor Certificate
            Schedule "E"  -  DTC Accredited Investor Certificate
            Schedule "F"  -  Rule 904 Declaration

1.4 TIME OF THE ESSENCE

            Time is of the essence, in all respects, in this Warrant Indenture, the Warrants and the Warrant Certificates.

1.5 APPLICABLE LAW; ATTORNMENT

            This Warrant Indenture, the Warrants and the Warrant Certificates will be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Company and the Warrant Trustee attorns and submits to the non-exclusive jurisdiction of the courts of the

Province of British Columbia in connection with any disputes which may arise hereunder or under the Warrants or the Warrant Certificates.

                                   ARTICLE 2
                                ISSUE OF WARRANTS

2.1 CREATION AND ISSUE OF WARRANTS

            An aggregate of 569,630 Tranche 1 Warrants, 854,446 Tranche 2 Warrants and 1,424,076 Tranche 3 Warrants are hereby created and authorized for issuance and will be issued when Warrant Certificates representing them are executed by the Company, countersigned by or on behalf of the Warrant Trustee and delivered by the Company in accordance with Section 2.9.

2.2 TERMS OF WARRANTS

            Subject to the terms and conditions set out herein, each Tranche 1 Warrant will entitle the holder thereof, upon exercise in accordance with this Warrant Indenture, to purchase one Warrant Share at any time during the Warrant Exercise Period at the Exercise Price. Subject to the terms and conditions set out herein, each Tranche 2 Warrant will entitle the holder thereof, upon exercise in accordance with this Warrant Indenture, to purchase one Warrant Share at any time during the Warrant Exercise Period at the Exercise Price. Subject to the terms and conditions set out herein, each Tranche 3 Warrant will entitle the holder thereof, upon exercise in accordance with this Warrant Indenture, to purchase one Warrant Share at any time during the Warrant Exercise Period at the Exercise Price.

2.3 FORM OF WARRANTS

            Tranche 1 Warrants, Tranche 2 Warrants and Tranche 3 Warrants will be evidenced by Tranche 1 Warrant Certificates, Tranche 2 Warrant Certificates and Tranche 3 Warrant Certificates, respectively, with such additions, variations or omissions as may be permitted by the provisions of this Warrant Indenture or as may be agreed upon from time to time by the Company and the Warrant Trustee and will be numbered in the manner that the Company, with the approval of the Warrant Trustee, may prescribe.

2.4 WARRANT CERTIFICATES

            Warrant Certificates to be issued and delivered from time to time under this Warrant Indenture will be executed by the Company and countersigned by the Warrant Trustee to or upon the written order of the Company, without the Warrant Trustee receiving any consideration for such certification.

2.5 ISSUE IN SUBSTITUTION FOR WARRANTS

            If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen (the "OLD CERTIFICATE"), the Company, subject to Section 2.6, will issue, and thereupon the Warrant Trustee will countersign and deliver, a new Warrant Certificate of like tenor as the Old Certificate in exchange for and in place of and on surrender and cancellation of the Old

Certificate, in the case of mutilation, or in lieu of and in substitution for the Old Certificate, in the case of loss, destruction or theft, and the substituted Warrant Certificate will entitle the holder thereof to the same rights and benefits and will bear the same legend or legends as the Old Certificate.

2.6 CONDITIONS FOR REPLACEMENT OF WARRANT

            The applicant for the issue of a new Warrant Certificate pursuant to
Section 2.5 will bear the cost of the issue thereof and, in the case of loss, destruction or theft of the Old Certificate, will, as a condition precedent to the issue thereof:

      2.6.1 furnish to the Company and the Warrant Trustee such evidence of ownership and of the loss, destruction or theft of the Old Certificate to be replaced as is satisfactory to the Company and the Warrant Trustee, acting reasonably;

      2.6.2 if so required, furnish an indemnity and surety bond in amount and form satisfactory to the Company and to the Warrant Trustee, acting reasonably; and

      2.6.3 pay the reasonable charges of the Company and the Warrant Trustee in connection therewith.

2.7 EXCHANGE OF WARRANT CERTIFICATES

            Prior to the expiry of the Warrant Exercise Period, a Warrantholder may exchange any Warrant Certificate held by him, by surrendering for cancellation such Warrant Certificate to the Trustee at its office in the City of Vancouver or the City of Toronto, for two or more Warrant Certificates representing, in aggregate, the same number and class of Warrants represented by the Warrant Certificate surrendered for cancellation.

2.8 WARRANTS TO RANK PARI PASSU

            Except as otherwise provided in this Warrant Indenture, each Warrant will rank pari passu with all other Warrants regardless of the actual date of issuance of the Warrant Certificate representing such Warrant.

2.9 EXECUTION OF WARRANTS

            Warrant Certificates to be issued and delivered from time to time under this Warrant Indenture will be signed by any one director and/or officer of the Company. The signature of such director or officer may be mechanically reproduced, and Warrant Certificates bearing such mechanically reproduced signatures will be binding upon the Company as if they had been manually signed by the director or officer. Notwithstanding the fact that any individual whose manual or mechanically reproduced signature appears on any Warrant Certificate may no longer, prior to the certification and delivery of such Warrant Certificate, hold the official capacity in which he signed, any Warrant Certificate signed as aforesaid will be valid and binding upon the Company when such Warrant Certificate has been countersigned by or on behalf of the Warrant Trustee in accordance with Section 2.10.

2.10 COUNTERSIGNATURE BY THE WARRANT TRUSTEE

            No Warrant Certificate will be issued, or, if issued, will be valid or entitle the holder thereof to the benefit of this Warrant Indenture, until it has been certified by the Warrant Trustee (pursuant to a written order of the Company) by being countersigned by or on behalf of the Warrant Trustee, and the countersignature by or on behalf of the Warrant Trustee upon any Warrant Certificate will be conclusive evidence as against the Company that such Warrant Certificate so countersigned has been duly issued under this Warrant Indenture and is a valid obligation of the Company and that the holder of such Warrant Certificate is entitled to the benefit of this Warrant Indenture.

2.11 EFFECT OF COUNTERSIGNATURE

            The countersignature by or on behalf of the Warrant Trustee on any Warrant Certificate issued under this Warrant Indenture will not be construed as a representation or warranty by the Warrant Trustee as to the validity or enforceability of this Warrant Indenture or the Warrants represented by such Warrant Certificate, and the Warrant Trustee will, in no respect, be liable or answerable for the use made of such Warrant Certificate or the consideration therefor, except as otherwise may be specified in this Warrant Indenture. However, the countersignature by or on behalf of the Warrant Trustee on a Warrant Certificate will be a representation and warranty by the Warrant Trustee that such Warrant Certificate has been duly countersigned by or on behalf of the Warrant Trustee pursuant to the provisions of this Warrant Indenture.

2.12 CHARGES FOR EXCHANGE

            As a condition precedent to any exchange of Warrant Certificates pursuant to Section 2.7, the Warrant Trustee may require the Warrantholder to pay a charge sufficient to reimburse the Trustee or the Company for any tax or other governmental charge required to be paid in connection with such exchange.

2.13 WARRANTHOLDER NOT A SHAREHOLDER

            Nothing in this Warrant Indenture or in the ownership of a Warrant will be construed as conferring on a Warrantholder any right or interest whatsoever as a shareholder of the Company, including any right to vote at, or to receive notice of or to attend, any meeting of shareholders of the Company or any other proceeding of the Company or any right to receive any dividend or other distribution.

                                   ARTICLE 3
                              REGISTERS OF WARRANTS

3.1 APPOINTMENT OF WARRANT TRUSTEE

            The Company hereby appoints the Warrant Trustee as the registrar and transfer agent of the Warrants.

3.2 REGISTER OF WARRANTS

            The Warrant Trustee will keep a register at its office in the City of Vancouver and a register in its office in the City of Toronto (collectively, the "REGISTERS"), in which will be entered, in alphabetical order, the names and addresses (including street and number, if any) of the registered holders of Tranche 1 Warrants, Tranche 2 Warrants and Tranche 3 Warrants and the particulars of the Tranche 1 Warrants, the Tranche 2 Warrants and the Tranche 3 Warrants held by them, respectively.

3.3 REGISTERS TO BE OPEN FOR INSPECTION

            The Registers will be open for inspection, at all reasonable times, by the Company, the Warrant Trustee or any Warrantholder. From time to time when requested to do so by the Company or a Warrantholder, the Warrant Trustee will furnish the Company or the Warrantholder, as the case may be (and, in the case of the Warrantholder, upon payment by it of a reasonable fee), with a list of the names and addresses of Warrantholders entered on the Registers and showing the number and class of Warrants held by each such Warrantholder.

3.4 NO TRANSFERS OF WARRANTS

            Warrants will not be assignable or transferable, and any purported transfer in violation of this Section 3.4 will be invalid. Each Warrant Certificate will bear a legend in substantially the following form:

            THE WARRANTS REPRESENTED HEREBY MAY NOT BE OFFERED OR SOLD OR OTHERWISE TRANSFERRED UNDER ANY CIRCUMSTANCES.

            For clarity, however, prior to the expiry of the Warrant Exercise Period, a Warrantholder (or, if applicable, his executors, administrators or other legal representatives or his or their attorney appointed by an instrument in writing, in form and manner reasonably satisfactory to the Warrant Trustee) may request that one or more Warrants represented by a Warrant Certificate registered in his name be re-registered in the name of one or more other Persons, provided that such Warrantholder presents evidence satisfactory to the Warrant Trustee and the Company that the proposed re-registration of Warrants would not constitute, or result in, a change in the beneficial ownership of any of such Warrants. Upon presentation of such evidence and surrender for cancellation of the Warrant Certificate representing the Warrants requested to be re-registered, and payment of any applicable taxes and fees, the Warrant Trustee will issue one or more Warrant Certificates, as the circumstances may require, in the name or names of the Person or Persons in whose names such Warrants are requested to be re-registered, and representing in aggregate the same number of Warrants represented by the Warrant Certificate that had been surrendered for cancellation for this purpose.

3.5 OWNERSHIP OF WARRANTS

            The Company and the Warrant Trustee will be entitled to treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company and the Warrant Trustee shall not be affected by any notice or knowledge to the contrary.

                                   ARTICLE 4
                                  U.S. HOLDERS

4.1 ESCROW

            Warrant Certificates registered in the name of a U.S. Holder, and the Warrants represented thereby, will be held in escrow by the Warrant Agent until such time as such U.S. Holder delivers to the Warrant Trustee, at its office in the City of Vancouver, during normal business hours on a Business Day, a fully completed and duly executed Accredited Investor Certificate, in the case of a Registered U.S. Holder, and one or more fully completed and duly executed DTC Accredited Investor Certificates, in the case of a DTC U.S. Holder, subject to, and in accordance with, the provisions of this Article 4. For greater certainty, a U.S. Holder will have no rights in respect of any Warrant Certificate held in escrow by the Warrant Trustee pursuant to this Section 4.1, or the Warrants represented thereby, unless and until such U.S. Holder delivers to the Warrant Trustee a fully completed and duly executed Accredited Investor Certificate or DTC Accredited Investor Certificate, as applicable, in accordance with this Article 4.

4.2 EFFECT OF DELIVERY OF ACCREDITED INVESTOR CERTIFICATE AND DTC ACCREDITED INVESTOR CERTIFICATE

      4.2.1 Subject to Section 4.3, upon delivery of a fully completed and duly executed Accredited Investor Certificate by a Registered U.S. Holder, the Warrant Trustee will release from escrow all Warrant Certificates registered in the name of such Registered U.S. Holder and the Warrants represented thereby. Unless the Warrant Trustee receives written instructions to the contrary from such Registered U.S. Holder, the Warrant Trustee will send such Warrant Certificates by first class mail to the address of such Registered U.S. Holder, as shown in the Registers.

      4.2.2 Subject to Section 4.3, upon delivery of a fully completed and duly executed DTC Accredited Investor Certificate by a DTC U.S. Holder, the Warrant Trustee will release from escrow such number of Warrants requested to be released, as indicated on such fully completed and duly executed DTC Accredited Investor Certificate, and, unless the Warrant Trustee receives written instructions to the contrary from such DTC U.S. Holder, the Warrant Trustee will send a Warrant Certificate representing the released Warrants by first class mail to the address of such DTC U.S. Holder, as shown in the Registers. A Warrant Certificate, representing the balance of the unreleased Warrants, will be registered in the name of such DTC U.S. Holder, and the Warrant Trustee will hold in escrow such Warrant Certificate and the Warrants represented thereby.

      4.2.3 A DTC U.S. Holder may request the release from escrow of Warrants pursuant to Section 4.2.2 at any time and from time to time, but no more frequently than once in any calendar month, for so long as any Warrant Certificates registered in the name of such DTC U.S. Holder, and the Warrants represented thereby, remain held in escrow by the

      Warrant Trustee pursuant to Section 4.1. However, the Company reserves the right to establish and modify, at any time and from time to time, in its sole discretion, the terms and conditions on which DTC U.S. Holders may request the release of Warrants from escrow, including the frequency with which such requests for release may be made and accepted.

4.3 REFUSAL OF RELEASE FROM ESCROW

            The Warrant Trustee will advise the Company promptly of the receipt of Accredited Investor Certificates and DTC Accredited Investor Certificates. The Company will be entitled, and may direct the Warrant Trustee in writing, to refuse to allow, recognize or effect any release from escrow of Warrants if such release from escrow would constitute or result in a violation of any Applicable Law, including any Applicable Securities Law. The Company may require an opinion of counsel or other evidence satisfactory to it that any release from escrow of Warrants would not constitute or result in a violation of any Applicable Law, including any Applicable Securities Law. Unless the Warrant Trustee is notified otherwise within two Business Days of delivery to the Company of a copy of an Accredited Investor Certificate or a DTC Accredited Investor Certificate which has been delivered to the Warrant Trustee by a U.S. Holder, the Warrant Trustee may assume that the Company has no objection to the release from escrow of Warrants proposed in such Accredited Investor Certificate or DTC Accredited Investor Certificate, as the case may be.

4.4 U.S. HOLDER'S WARRANT CERTIFICATE LEGEND

            Each Warrant Certificate registered in the name of a U.S. Holder will bear a legend in substantially the following form:

            THE SECURITIES ISSUABLE UPON EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION, AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT IS AVAILABLE.

            In addition, each Warrant Certificate registered in the name of a U.S. Holder will bear such other legends as may be required under Applicable Securities Laws.

4.5 U.S. HOLDER'S COMMON SHARE LEGEND

            The Warrant Trustee and the Company acknowledge that the Warrant Shares issuable to a U.S. Holder, following his delivery to the Warrant Trustee of a fully completed and duly executed Accredited Investor Certificate in accordance with Section 4.1 and his valid exercise of Warrants in accordance with Section 5.1, have not been, and will not be, registered under the U.S. Securities Act or qualified under the securities laws of any state in the United States. Each certificate representing Warrant Shares that is issued to a U.S. Holder (and, for greater certainty, any certificate or certificates issued in connection with a transfer of such Warrant Shares) will bear a legend substantially in the following form until such legend is no longer required under the relevant Applicable Securities Laws:

            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR PLEDGED IN THE UNITED STATES, OR OTHERWISE TRANSFERRED TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S")), ONLY IF SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT, OR IF THEY ARE BEING OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED (A) TO WESTERN FOREST PRODUCTS INC. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A") TO A PERSON WHOM THE TRANSFEROR REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A ("QIB") OR FOR THE ACCOUNT OF A QIB TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE UPON RULE 144A OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE DELIVERED. IF THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION,

            SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.

            Subject to Sections 4.3 and 5.3, if such Warrant Shares are proposed to be offered or sold or otherwise transferred in accordance with Rule 904 of Regulation S and the Company is a "foreign issuer" within the meaning of Regulation S at the time of transfer, the holder of such Warrant Shares may require the above legend to be removed from the certificate representing such Warrant Shares by providing to the Company or the registrar and transfer agent of the Common Shares a duly executed Rule 904 Declaration or such other declaration satisfactory to the Company.

            Subject to Sections 4.3 and 5.3, if such Warrant Shares are proposed to be offered or sold or otherwise transferred in accordance with Rule 144 under the U.S. Securities Act, the holder of such Warrant Shares may require the above legend to be removed from the certificate representing such Warrant Shares by delivering to the Company an opinion of counsel, of recognized standing reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company and to the effect that the above legend is no longer required under the U.S. Securities Act or applicable state securities laws.

                                    ARTICLE 5
                              EXERCISE OF WARRANTS

5.1 METHOD OF EXERCISE OF WARRANTS

            Subject to, and upon compliance with, the provisions of this Article 5, prior to the expiry of the Warrant Exercise Period, a Warrantholder may exercise the right to purchase Warrant Shares by surrendering his Tranche 1 Warrant Certificate, Tranche 2 Warrant Certificate and/or Tranche 3 Warrant Certificate, as applicable, to the Warrant Trustee at its office in the City of Vancouver or the City of Toronto during normal business hours on a Business Day, together with a fully completed and duly executed Warrant Exercise Form or Warrant Exercise Forms, and the aggregate Exercise Price applicable. In order to be duly executed, a Warrant Exercise Form must be executed by the registered holder of the Warrants being exercised or his executors, administrators or other legal representatives or his or their attorney appointed by an instrument in writing, in form and manner reasonably satisfactory to the Warrant Trustee. The aggregate Exercise Price for Warrant Shares subscribed for upon the exercise of Warrants will be paid by certified cheque, bank draft or money order payable to, or to the order of, the Company at par or by any other form of payment that is acceptable to the Warrant Trustee and the Company. Warrant Certificates will be deemed to be surrendered, and payment of the aggregate Exercise Price for Warrant Shares subscribed for upon the exercise of the Warrants represented thereby will be deemed to be made, only upon actual receipt by the Warrant Trustee of such Warrant Certificates (together with a fully completed and duly executed Warrant Exercise Form or Warrant Exercise Forms) and the effective payment of the aggregate Exercise Price.

5.2 EFFECT OF EXERCISE OF WARRANTS

            Subject to Section 5.3, upon the due exercise of Warrants in accordance with Section 5.1, the Warrant Shares issuable upon such exercise will be deemed to have been issued, and the Warrantholder exercising Warrants will be deemed to have become the holder of such Warrant Shares, provided that, if the transfer books of the Company are properly closed by law on the date of such exercise of Warrants, then the Warrant Shares issuable upon such exercise will be deemed to have been issued, and the Warrantholder exercising Warrants will be deemed to have become the holder of record of such Warrant Shares on the next succeeding date on which the transfer books of the Company are re-opened. Warrant Shares will be registered in the name of the Warrantholder who is entitled to such Warrant Shares by reason of his valid exercise of Warrants pursuant to Section 5.1 (provided that, for greater certainty, a U.S. Holder must be an Accredited Investor in order to exercise Warrants validly and to be issued the underlying Warrant Shares).

5.3 REFUSAL OF EXERCISE

            The Warrant Trustee will advise the Company promptly of all exercises of Warrants, and the Company will be entitled, and may direct the Warrant Trustee in writing, to refuse to allow, recognize or effect any exercise of Warrants if such exercise of Warrants would constitute or result in a violation of any Applicable Law, including any Applicable Securities Law, or if the purported exercise does not meet the requirements of this Warrant Indenture. The Company may require an opinion of counsel or other evidence satisfactory to it that any proposed exercise of Warrants (including that on behalf of a direct or indirect beneficial holder of Warrants) would not constitute or result in a violation of any Applicable Law, including any Applicable Securities Law. Unless the Warrant Trustee is notified otherwise within two Business Days of delivery by the Warrant Trustee to the Company of a notice of a proposed exercise of Warrants, the Warrant Trustee may assume that the Company has no objection to such proposed exercise of Warrants.

5.4 COMPLETION OF WARRANT EXERCISE FORM

            Every Warrant Exercise Form completed and executed by or on behalf of a Warrantholder desiring to exercise in whole or in part the right to purchase Warrant Shares conferred by his Tranche 1 Warrants, Tranche 2 Warrants and/or Tranche 3 Warrants must specify the number of Warrant Shares that such Warrantholder wishes to purchase (being not more than he is entitled to purchase).

5.5 PARTIAL EXERCISE OF WARRANTS

            The holder of any Warrant Certificate may exercise less than all of the Warrants represented by such Warrant Certificate and, upon any such partial exercise, will be entitled to receive, at no extra cost, a Tranche 1 Warrant Certificate, a Tranche 2 Warrant Certificate or a Tranche 3 Warrant Certificate, as applicable, executed by the Company and countersigned by the Warrant Trustee in accordance with Article 2 and representing the number of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, as applicable, represented by the original

Warrant Certificate which remain unexercised (provided that, for greater certainty, no Warrant Certificate is required to be issued at or subsequent to the end of the Warrant Exercise Period).

5.6 NO FRACTIONAL WARRANTS OR COMMON SHARES

            A Warrantholder may not exercise a fraction of a Warrant. In addition, the Company will not be obligated to issue, under any circumstances following the valid exercise of Warrants, a fractional Warrant Share to which the Warrantholder exercising such Warrants is entitled. The number of Warrant Shares which such Warrantholder is entitled to receive will be rounded down to the next smallest whole number, and, under no circumstances, will cash or other consideration be paid in lieu of any fractional Warrant Share.

5.7 EXPIRATION OF WARRANTS

            No holder of any Warrant or any other Person shall have any rights under, or by virtue of, such Warrant or this Warrant Indenture to exercise such Warrant (and thereby purchase any Warrant Shares) subsequent to the expiry of the Warrant Exercise Period. Upon expiry of the Warrant Exercise Period, all rights under this Warrant Indenture and under any unexercised Warrants shall wholly cease and terminate and all of such unexercised Warrants shall be wholly void and of no value or effect. Upon expiry of the Warrant Exercise Period, all outstanding Warrant Certificates and the Warrants represented thereby shall be deemed to have been surrendered.

5.8 ACCOUNTING AND RECORDING

      5.8.1 The Warrant Trustee will promptly account to the Company with respect to all Warrants exercised, in whole or in part, and shall promptly forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received by the Warrant Trustee on the purchase of Warrant Shares through the exercise of Warrants. All such monies and any securities or other instruments from time to time received by the Warrant Trustee shall be received in trust for, and shall be segregated and kept apart by the Warrant Trustee from the assets of the Warrant Trustee in trust for, the Company.

      5.8.2 The Warrant Trustee will record the particulars of all Warrants exercised, which shall include the names and addresses of the Persons who become holders of Warrant Shares on such exercise, the date of exercise, the aggregate Exercise Price and the number of Warrant Shares delivered from the Common Shares reserved for that purpose by the Company. The Warrant Trustee will provide such particulars in writing to the Company within five Business Days after each date of exercise.

5.9 CANCELLATION OF SURRENDERED WARRANT CERTIFICATES

            All Warrant Certificates representing Warrants exercised as provided in Section 5.1 will be cancelled and will be held by the Warrant Trustee for a period of two years following their surrender, at which time, such Warrant Certificates will be destroyed by the Warrant Trustee, and, if requested by the Company, the Warrant Trustee will furnish the Company with a certificate as to the destruction.

5.10 DELIVERY OF SHARE CERTIFICATES AND WARRANT CERTIFICATES

            Subject to Sections 5.3 and 5.11, within the five-Business Day period following an exercise of Warrants, the Warrant Trustee will cause to be mailed to the Warrantholder or held for pick-up by him at the office of the Warrant Trustee in the City of Vancouver or the City of Toronto, as applicable, in accordance with the instructions indicated in the Warrant Exercise Form delivered by such Warrantholder, (i) a certificate representing the Warrant Shares underlying the Warrants exercised and (ii) in the case of a partial exercise of Warrants, one or more Warrant Certificates representing the then unexercised Warrants.

5.11 PAYMENT OF TAXES

            If any of the Warrant Shares issuable upon the exercise of Warrants are to be registered in the name of a Person other than the Warrantholder, the Warrantholder shall pay to the Company, or the Warrant Trustee on behalf of the Company, all applicable transfer or similar taxes and the Company shall not be required to issue, register or deliver certificates representing such Warrant Shares unless or until such Warrantholder shall have paid to the Company or the Warrant Trustee, on behalf of the Company, the amount of such taxes or shall have established to the satisfaction of the Company that such taxes have been paid or that no tax is due.

                                    ARTICLE 6
                            ANTI-DILUTION PROVISIONS

6.1 ADJUSTMENT IN WARRANT RIGHTS

      6.1.1 If, at any time during the Warrant Exercise Period, there is a reclassification of the issued and outstanding Common Shares or a change of the Common Shares into other shares or securities or any other capital reorganization of the Company or a consolidation, merger or amalgamation of the Company with or into any other corporation (any such event, a "CAPITAL REORGANIZATION"), a Warrantholder shall be entitled to receive, and shall accept, for the same aggregate Exercise Price, upon the exercise of his Warrants at any time after the record date on which the holders of Common Shares are determined for the purpose of the Capital Reorganization (the "relevant record date"), in lieu of the number of Warrant Shares to which he was theretofore entitled upon such exercise, the kind and amount of shares or other securities of the Company or of the corporation resulting from the Capital Reorganization that the Warrantholder would have been entitled to receive as a result of such Capital Reorganization if, on the relevant record date, he had been the holder of record of the number of Warrant Shares issuable upon the exercise of the Warrants that are then being exercised, and such shares or other securities shall be subject to adjustment thereafter in accordance with provisions which are the same, or as nearly as may be possible, as those contained in this
      Article 6.

      6.1.2 If, at any time during the Warrant Exercise Period, any adjustment in the Exercise Price shall occur as a result of an event referred to in
      Section 6.2.1, then the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be adjusted simultaneously with the adjustment to the Exercise Price provided for in Section 6.2 by multiplying the number of Warrant Shares, issuable upon the exercise of the Warrants immediately prior to such adjustment, by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Exercise Price pursuant to Section 6.2.

6.2 ADJUSTMENT IN EXERCISE PRICE

            The Exercise Price shall be subject to adjustment from time to time as follows:

      6.2.1 If, at any time during the Warrant Exercise Period, the Company:

            6.2.1.1 subdivides the issued and outstanding Common Shares into a greater number of shares;

            6.2.1.2 consolidates the issued and outstanding Common Shares into a smaller number of shares; or

            6.2.1.3 issues Common Shares to the holders of all or substantially all of its outstanding Common Shares by way of a stock dividend or other distribution other than a Dividend Paid in the Ordinary Course;

      (any of such events, a "COMMON SHARE REORGANIZATION"), the Exercise Price shall be adjusted effective immediately after the record date on which the holders of Common Shares are determined for the purpose of the Common Share Reorganization (the "relevant record date") by multiplying the Exercise Price in effect immediately prior to the relevant record date by a fraction:

            (i) the numerator of which shall be the number of Common Shares issued and outstanding on the relevant record date before giving effect to the Common Share Reorganization; and

            (ii) the denominator of which shall be the number of Common Shares issued and outstanding on the relevant record date after giving effect to the Common Share Reorganization.

      6.2.2 If, at any time during the Warrant Exercise Period, the Company fixes a record date (the "relevant record date") for the issue or distribution to the holders of all or substantially all of its issued and outstanding Common Shares of:

            6.2.2.1 evidences of its indebtedness;

            6.2.2.2 assets or property; or

            6.2.2.3 rights, options or warrants to subscribe for or purchase any of the foregoing;

      and if such issue or distribution does not constitute a Common Share Reorganization or a Dividend Paid in the Ordinary Course (any of the events referred to in Sections 6.2.2.1 to 6.2.2.3 inclusive, a "SPECIAL DISTRIBUTION"), then the Exercise Price shall be adjusted immediately after the relevant record date by multiplying the Exercise Price in effect on the relevant record date by a fraction:

            (i)   the numerator of which shall be the difference obtained when
                  (a) the amount by which the aggregate fair market value of the rights, options, warrants, evidences of indebtedness or assets or property, as the case may be, which are distributed in the Special Distribution, exceeds the fair market value of the consideration, if any, received therefor by the Company, is subtracted from (b) the product obtained when the number of Common Shares issued and outstanding on the relevant record date is multiplied by the Current Market Price on the relevant record date; and

            (ii) the denominator of which shall be the product obtained when the number of Common Shares issued and outstanding on the relevant record date is multiplied by the Current Market Price on the relevant record date;

      provided that no such adjustment shall be made if the result of such adjustment would be to increase the Exercise Price in effect immediately before the relevant record date. Any determination of fair market value shall be made by the board of directors of the Company, and its determination shall be conclusive. To the extent that any Special Distribution is not made, the Exercise Price shall be readjusted effective immediately to the Exercise Price that would then be in effect based upon the rights, options or warrants, evidences of indebtedness, assets or property actually distributed.

6.3 RULES FOR ADJUSTMENT IN WARRANT RIGHTS AND EXERCISE PRICE

            For the purpose of this Article 6:

      6.3.1 The adjustments provided for in this Article 6 are cumulative and shall be made successively wherever an event referred to in a particular section of this Article 6 occurs, subject to the following provisions of this Section 6.3.

      6.3.2 No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price, and no adjustment shall be made in the number of Warrant Shares issuable on exercise of Warrants unless it would result in a change of at least one-hundredth of a Warrant Share; provided, however, that any adjustments which, by reason of this Section 6.3.2, are not required to be made shall be carried forward and taken into account in a subsequent adjustment and so on.

      6.3.3 Any Common Shares owned by or held for the account of the Company shall be deemed not to be issued and outstanding for the purpose of any computation under Section 6.2.

      6.3.4 No adjustment to the Exercise Price shall be made in respect of the event described in Section 6.2.1.3 if the Warrantholders are entitled to participate in such event on the same terms and subject to applicable regulatory approval as though, and to the same effect as if, they had exercised their Warrants in full prior to or on the effective date or record date of such event.

      6.3.5 In any case in which this Article 6 requires that an adjustment become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to Warrantholders who exercise Warrants after such record date and before the occurrence of such event the additional Warrant Shares issuable upon such exercise by reason of the adjustment required by such event and delivering to such Warrantholders any distributions declared with respect to such additional Warrant Shares after such record date and before such event; provided, however, that the Company delivers to such Warrantholders an appropriate instrument evidencing their right to receive such additional Warrant Shares and such distributions upon the occurrence of the event requiring such adjustment.

      6.3.6 If the Company fixes a record date to determine the holders of Common Shares entitled to receive any dividend or distribution or fixes a record date to take any other action and thereafter, but before the distribution to such holders of Common Shares of any such dividend or distribution or the taking of such other action, the Company legally abandons its plan to pay such dividend or distribution or to take such other action, as the case may be, then no adjustment pursuant to this
      Article 6 shall be required by reason of the fixing of such record date.

      6.3.7 If the board of directors of the Company does not fix a record date for a Common Share Reorganization or a Special Distribution, the Company shall be deemed to have fixed as the record date therefor the close of business on the day on which the board of directors of the Company authorizes the Common Share Reorganization or the Special Distribution, as the case may be.

      6.3.8 If, at any time, a question arises with respect to the Exercise Price or the number of Warrant Shares issuable upon the exercise of Warrants, such question shall be conclusively determined by the auditors from time to time of the Company or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Company. Any such determination shall be binding upon the Warrantholders, the Warrant Trustee, the Company and all shareholders of the Company.

6.4 NOTICE OF ADJUSTMENT IN WARRANT RIGHTS AND EXERCISE PRICE

      6.4.1 At least fourteen days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment pursuant to this Article 6, the Company (i) will deliver a certificate of the Company to the Warrant Trustee and (ii) will deliver a notice to the Warrantholders, in each case, specifying the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment. Such certificate of the Company and such notice need set forth only those particulars that have been determined at the date of their delivery.

      6.4.2 In case any adjustment for which a certificate of the Company or a notice to the Warrantholders has been given, pursuant to section 6.4.1, is not then determinable, promptly after such adjustment is determinable, the Company (i) will deliver a certificate of the Company to the Warrant Trustee and (ii) will deliver a notice to the Warrantholders, in each case, containing a computation of such adjustment.

                                    ARTICLE 7
                              RIGHTS AND COVENANTS

7.1 GENERAL COVENANTS OF THE COMPANY

            For so long as any Warrants shall remain outstanding, the Company represents and warrants to, and covenants in favour of, the Warrant Trustee for the benefit of the Warrant Trustee and the Warrantholders that:

      7.1.1 the Company is duly authorized to create and issue the Warrants to be issued under this Warrant Indenture, and the Tranche 1 Warrant Certificates, the Tranche 2 Warrant Certificates and the Tranche 3 Warrant Certificates, when issued and countersigned as provided in this Warrant Indenture, and the Tranche 1 Warrants, the Tranche 2 Warrants and the Tranche 3 Warrants represented by them, respectively, will be legal, valid and binding obligations of the Company;

      7.1.2 subject to the provisions of this Warrant Indenture, the Company will cause the Warrant Shares purchased pursuant to the valid exercise of Warrants to be duly and validly issued and fully paid and non-assessable;

      7.1.3 at all times while any Warrants are outstanding, the Company will reserve, and there will remain unissued out of its authorized capital, a number of Common Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares on the exercise of Warrants outstanding under this Warrant Indenture from time to time;

      7.1.4 following the Plan Implementation Date, the Company will use commercially reasonable efforts to maintain the listing of Common Shares on the Exchange, and, for greater certainty, it will not be considered commercially reasonable to maintain such listing if to do so would hinder or impede, in any way, any effort on the part of the Company to effect, or to take any steps in furtherance of, any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange, recapitalization, asset acquisition or other transaction) involving any one or more of itself or any of its subsidiaries or affiliates;

      7.1.5 following the Plan Implementation Date, the Company will use commercially reasonable efforts to maintain its status as a reporting issuer or the equivalent in each of those provinces and territories of Canada in which it had that status on the Plan Implementation Date, and, for greater certainty, it will not be considered commercially reasonable to maintain such status if to do so would hinder or impede, in any way, any effort on the part of the Company to effect, or to take any steps in furtherance of, any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange, recapitalization, asset acquisition or other transaction) involving any one or more of itself or any of its subsidiaries or affiliates;

      7.1.6 the Company will make all filings, provide all notices and obtain all consents necessary to be made, provided and obtained, including under Applicable Laws and Applicable Securities Laws, in connection with the issuance of Warrants and the exercise thereof, provided that the Company will not be obligated to deliver or file a prospectus, offering memorandum or other similar disclosure document in connection therewith or become subject to any ongoing disclosure or registration requirements solely as a result of, or in connection with, the issuance of Warrants and the exercise thereof; and

      7.1.7 the Company will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all other acts, documents, deeds and assurances as the Warrant Trustee reasonably may require for better accomplishing and effecting the objectives and provisions of this Warrant Indenture.

7.2 WARRANT TRUSTEE'S REMUNERATION AND EXPENSES

            The Company will pay to the Warrant Trustee, from time to time, such reasonable remuneration for its services under this Warrant Indenture as may be agreed upon by the Company and the Warrant Trustee, and the Company will reimburse the Warrant Trustee, upon its written request, for all reasonable expenses, disbursements and advances properly incurred or made by the Warrant Trustee in the administration or execution of the trusts hereby created and in the performance of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default under this Warrant Indenture and thereafter, until all duties of the Warrant Trustee hereunder will be finally and fully performed, except any such expense, disbursement or advance as may arise, or have arisen, from the negligence or wilful misconduct of the Warrant Trustee, any of its employees or agents or its counsel or other advisors or assistants aforesaid.

                                    ARTICLE 8
                            EARLY TERMINATION EVENTS

8.1 EARLY TERMINATION EVENTS

            For the purposes of this Warrant Indenture, each of the following events will be an "EARLY TERMINATION EVENT":

      8.1.1 the expiry of the notice period specified in any notice delivered pursuant to Section 8.2.1; and

      8.1.2 on or after the first anniversary of the Plan Implementation Date, the consummation of any amalgamation or similar business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange, recapitalization, asset acquisition or other transaction) involving any one or more of the Company or any of its subsidiaries or affiliates, which would result in the shareholders of the Company immediately prior to such consummation owning less than 80% of the issued and outstanding Equity Shares of the Company or any successor corporation resulting from such consummation or less than 80% of the issued and outstanding equity interests in any non-corporate entity resulting from such consummation.

            The determination of whether any Early Termination Event within the meaning of Section 8.1.2 has occurred, or will occur, will be made by the board of directors of the Company, in its sole discretion, acting in good faith. In the event that the Company becomes aware that an Early Termination Event as contemplated in Section 8.1.2 is reasonably likely to occur, the Company shall provide a written notice to the Warrant Trustee and the Warrantholders describing such Early Termination Event and the anticipated date of its occurrence. Such written notice shall be delivered as soon as commercially practicable and, in any event, no later than twenty-one days in advance of the anticipated date of the occurrence of such Early Termination Event. If the Company becomes aware that the information contained in such written notice has become outdated or otherwise misleading since the date of its issuance, the Company will issue a press release, updating such information, as soon as it becomes commercially practicable to do so.

8.2 TERMINATION BASED ON CURRENT MARKET PRICE

      8.2.1 On any date during the Warrant Exercise Period, if the Current Market Price is greater than 125% of the Exercise Price, the Company may deliver a written notice to all Tranche 1 Warrantholders, all Tranche 2 Warrantholders and/or all Tranche 3 Warrantholders, as applicable, and to the Warrant Trustee, stating that all issued and outstanding Tranche 1 Warrants, Tranche 2 Warrants and/or Tranche 3 Warrants, as applicable, will expire and shall wholly cease and terminate, and shall be wholly void and of no value or effect, at 5:00 p.m. (Vancouver time) on the date specified in the notice, which date shall be no earlier than a date following the date of delivery of such notice so as to ensure that the expiry of the Warrant Exercise Period, triggered by the delivery of such notice, occurs on a day that is at least thirty days following the date of delivery of such notice.

      8.2.2 Any notice to Warrantholders delivered pursuant to Section 8.2.1 will be deemed to be validly given if delivered in accordance with Section 13.2, except that such notice will be deemed to have been received on the date of delivery or mailing or, if transmitted by fax, at the time of transmission, provided that such time occurs at or prior to 5:00 p.m. (Vancouver time), failing which, such notice will be deemed to have been received on the next succeeding Business Day.

                                    ARTICLE 9
                                   ENFORCEMENT

9.1 ENFORCEMENT OF RIGHTS OF WARRANTHOLDERS

            No Warrantholder will have the right to institute any action or proceeding or to exercise any other remedy authorized by this Warrant Indenture for the purpose of enforcing any rights on behalf of all Warrantholders or the execution of any trust or power under this Warrant Indenture unless a requisition, in writing signed by holders of Warrants sufficient to purchase not less than 10% of the aggregate number of Warrant Shares which could be purchased under the

Warrants then outstanding, requesting the Warrant Trustee to so act, and the indemnity referred to in Sections 10.13.2 and 12.2.3 have been tendered to the Warrant Trustee and the Warrant Trustee will have failed to act within a reasonable amount of time thereafter; in such case, but not otherwise, any Warrantholder acting on behalf of himself and all other Warrantholders will be entitled to take proceedings in any court of competent jurisdiction that the Warrant Trustee might have taken.

9.2 NO PREJUDICE OF RIGHTS

            No one or more Warrantholders will have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right under this Warrant Indenture or under any Warrant Certificate, except subject to the terms and conditions of, and in the manner provided in, this Warrant Indenture, and all powers and trusts under this Warrant Indenture will be exercised, and all proceedings at law will be instituted, had and maintained, by the Warrant Trustee, except only as provided in this Warrant Indenture and, in any event, for the equal benefit of all Warrantholders.

9.3 NO PERSONAL LIABILITY

            This Warrant Indenture and the Warrants issued hereunder are solely corporate obligations, and no personal liability whatsoever will attach to, or be incurred by, any of the shareholders, officers or directors, past, present or future, of the Company or any of its subsidiaries, or any successor corporation, under or by reason of the obligations, covenants or agreements contained in this Warrant Indenture or in the Warrant Certificates; and any personal liability of any nature whatsoever at common law, in equity or by reason of statute, and any right or claim against any such shareholder, officer or director, is hereby expressly waived as a condition of, and as consideration for, the execution of this Warrant Indenture and the issue of Warrants hereunder.

                                   ARTICLE 10
                           MEETINGS OF WARRANTHOLDERS

10.1 RIGHT TO CONVENE MEETINGS AS A CLASS

            The Warrant Trustee or the Company, at any time and from time to time, may convene a meeting of holders of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, and the Warrant Trustee will convene such a meeting on receipt of a requisition in writing signed by the holders of Tranche 1 Warrants, the holders of Tranche 2 Warrants or the holders of Tranche 3 Warrants, as the case may be, sufficient to purchase not less than 10% of the aggregate number of Warrant Shares which could be purchased under the Tranche 1 Warrants, the Tranche 2 Warrants or the Tranche 3 Warrants, as applicable, then outstanding, and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Warrantholders signing the requisition against the costs which may be incurred in connection with the calling and holding of the meeting. If the Warrant Trustee fails to convene such a meeting within seven days after receipt of the requisition and indemnity and funds, the Company or any one of the holders of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, as applicable, may convene the meeting.

10.2 PLACE FOR HOLDING MEETINGS

                  Every meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, will be held in the City of Vancouver, British Columbia, or at such other place as the Warrant Trustee and the Company will determine.

10.3 NOTICE

            At least twenty-one days' notice specifying the place, day and hour of meeting and the general nature of business to be transacted will be given prior to any meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, but it will not be necessary to specify in the notice the terms of any resolution to be proposed and considered at the meeting. The notice of meeting will be given in the manner provided in Section 13.2. Notice will be given to the Company unless the meeting is convened by the Company and to the Warrant Trustee unless the meeting is convened by the Warrant Trustee. Any accidental omission in any notice of meeting will not invalidate any resolution passed at the meeting to which such notice relates.

10.4 CHAIR

            An individual, who need not be a holder of Warrants, nominated in writing by the Warrant Trustee, will chair a meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, and if no such individual is nominated or if the individual nominated is not present within fifteen minutes after the time appointed for holding the meeting, the holders of Tranche 1 Warrants, the holders of Tranche 2 Warrants or the holders of Tranche 3 Warrants, as the case may be, who are present will choose another individual present to be chairman of the meeting.

10.5 QUORUM

            With respect to the quorum required for a meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be:

      10.5.1 a quorum will consist of two or more holders of Tranche 1 Warrants, two or more holders of Tranche 2 Warrants or two or more holders of Tranche 3 Warrants, as the case may be, present in person or by proxy holding not less than 50% of the aggregate number of Warrant Shares that could be purchased under the Tranche 1 Warrants, the Tranche 2 Warrants or the Tranche 3 Warrants, as applicable, then outstanding;

      10.5.2 if a quorum is not present within 30 minutes from the time fixed for the holding of the meeting, if convened by a requisition of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, the meeting will be dissolved; but, if otherwise convened, the meeting will stand adjourned to the next succeeding week, on the same day of the week (unless that day is not a Business Day, in which case, the meeting will stand adjourned to the next succeeding Business Day thereafter) and at the same time and place; and

      10.5.3 at the adjourned meeting, the holders of Tranche 1 Warrants, the holders of Tranche 2 Warrants or the holders of Tranche 3 Warrants, as the case may be, who are present in person or by proxy, will form a quorum and may transact the business for which the original meeting had been convened, notwithstanding the fact that such Warrantholders may not hold in aggregate a number of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, as applicable, sufficient to purchase 50% or more of the aggregate number of Warrant Shares that could be purchased under the Tranche 1 Warrants, the Tranche 2 Warrants or the Tranche 3 Warrants, as applicable, then outstanding.

10.6 POWER TO ADJOURN

            The chairman of any meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, at which a quorum is present may adjourn the meeting, with the consent of the meeting, and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

10.7 SHOW OF HANDS

            Every question submitted to a meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, other than a question to be resolved by a Special Resolution, will be decided in the first place by a majority of the votes given on a show of hands, and, unless a poll is duly demanded as provided in this Warrant Indenture, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority, or lost or not carried by a particular majority, will be conclusive evidence of that fact. In the case of an equality of votes on a show of hands, the chairman of the meeting will not have a deciding vote.

10.8 POLL

            On every Special Resolution to be passed at a meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, and on any other question submitted to a meeting when directed by the chairman of the meeting or when demanded by any one or more of the Warrantholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of Warrant Shares that can be acquired under the Tranche 1 Warrants, the Tranche 2 Warrants or the Tranche 3 Warrants, as applicable, then outstanding, a poll will be taken in the manner as the chairman of the meeting will direct. Questions other than those to be resolved by Special Resolution will, if a poll is taken, be decided by the votes of the holders of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, as applicable, sufficient to purchase a majority of the Warrant Shares which could be purchased under the Tranche 1 Warrants, the Tranche 2 Warrants or the Tranche 3 Warrants, as applicable, represented at the meeting and voted on the poll. If, at any meeting, a poll is so demanded as aforesaid on the election of a chairman of the meeting or on a question of adjournment, it will be taken forthwith. If, at any meeting, a poll is so demanded on any other question, or a Special Resolution is to be voted upon, a poll will be taken in such manner, and either at once or after an adjournment, as the chairman of the meeting directs. The result of a poll will be deemed to be the decision of the meeting at which the poll was demanded and will be binding on all holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be.

10.9 VOTING

            On a show of hands, every individual who is present and entitled to vote, whether as a holder of Tranche 1 Warrants, a holder of Tranche 2 Warrants or a holder of Tranche 3 Warrants or as proxy for one or more absent holders of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, or all three, will have one vote. On a poll, each holder of Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, as the case may be, present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Warrant Share purchasable under the Tranche 1 Warrants, the Tranche 2 Warrants or the Tranche 3 Warrants, as applicable, of which he is the holder.

10.10 PROXY NEED NOT BE WARRANTHOLDER

            A holder of a proxy need not be a Warrantholder.

10.11 REGULATIONS

            The Warrant Trustee, or the Company with the approval of the Warrant Trustee, may from time to time make or vary such regulations as it thinks fit, providing for and governing the following:

      10.11.1 the issue of voting certificates:

            (i) by any bank, trust company or other depositary approved by the Warrant Trustee, certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting;

            (ii) by any bank, trust company, insurance company, governmental department or agency approved by the Warrant Trustee, certifying that it is the holder of specified Warrants and will continue to hold the same until after the meeting;

      which voting certificates will entitle the holders named therein to be present and vote at any meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders named in the voting certificates were the actual holders of the specified Warrants;

      10.11.2 the form of the instrument appointing a proxy (which will be in writing), the manner in which the same will be executed and the form of any authority under which a Person executes a proxy on behalf of a Warrantholder;

      10.11.3 the deposit of voting certificates, instruments appointing proxies or authorities at such place or places as the Warrant Trustee (or the Company or Warrantholders in case the meeting is convened by the Company or Warrantholders, as the case may be) may direct in the notice convening the meeting and the time (if any) before the holding of the meeting or adjourned meeting at which the same will be deposited;

      10.11.4 the deposit of voting certificates or instruments appointing proxies at some place or places other than the place at which the meeting is to be held and for particulars of the voting certificates or instruments appointing proxies to be faxed or notified by other means of communication before the meeting to the Company or to the Warrant Trustee and for the voting of voting certificates and proxies so deposited as if the voting certificates or the instruments themselves were produced at the meeting or deposited at any other place required pursuant to Section 10.11.3; and

      10.11.5 generally for the calling of meetings of Warrantholders and the conduct of business thereat.

            Any regulations so made will be binding and effective, and votes given in accordance therewith will be valid and will be counted. Except as the regulations may provide, the only individuals who will be recognized at any meeting as holders of Warrants or as entitled to vote or to be present at the meeting in respect thereof, will be registered Warrantholders and individuals whom registered Warrantholders have, by instrument in writing, duly appointed as their proxies.

10.12 COMPANY AND WARRANT TRUSTEE MAY BE REPRESENTED

            The Company and the Warrant Trustee by their respective employees, officers and directors and counsel to the Company and the Warrant Trustee may attend any meeting of Warrantholders but will not be entitled to vote thereat.

10.13 POWERS EXERCISABLE BY SPECIAL RESOLUTION

            A Special Resolution of holders of Tranche 1 Warrants, a Special Resolution of holders of Tranche 2 Warrants and a Special Resolution of holders of Tranche 3 Warrants will be required in order to:

      10.13.1 subject to Section 11.2, agree to any change to the provisions of this Warrant Indenture, any supplemental indenture, ancillary instrument or the Warrant Certificates which may be proposed or agreed to by the Company and to authorize and direct the Warrant Trustee to concur in and execute any supplemental indenture or other document effecting any such change;

      10.13.2 require the Warrant Trustee to enforce any of the obligations of the Company under this Warrant Indenture or any supplemental indenture or ancillary instrument or to enforce any of the rights of the Warrantholders, in any manner specified in a Special Resolution, or to refrain from enforcing any of such obligations or rights, upon the Warrant Trustee being furnished with an indemnity reasonably satisfactory to the Warrant Trustee to protect and hold harmless the Warrant Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof;

      10.13.3 remove the Warrant Trustee or its successor or successors in office and to appoint a new trustee or trustees to take the place of the trustee or trustees so removed;

      10.13.4 waive, and direct the Warrant Trustee to waive, any default on the part of the Company in complying with any provision of this Warrant Indenture either unconditionally or upon any conditions specified in the Special Resolution;

      10.13.5 restrain any Warrantholder from taking, instituting or continuing any suit, action or proceeding against the Company for the enforcement of any of the obligations of the Company under this Warrant Indenture or any supplemental indenture or ancillary instrument; and

      10.13.6 amend, alter or repeal any Special Resolution previously passed, consented to or adopted by Warrantholders;

      provided, however, that, in the event that a matter requiring approval by Special Resolution affects, or would affect, holders of one class of Warrants exclusively without affecting holders of any other class of Warrants, only a Special Resolution of Warrantholders of the affected class will be required. In any event, no amendment, modification, abrogation, alteration, compromise or arrangement of the rights against the Company held by the Warrantholders or the Warrant Trustee, on behalf of the Warrantholders, whether such rights arise under this Warrant Indenture or otherwise, may be effected without the written consent of the Company, which consent may be unreasonably withheld.

10.14 MEANING OF "SPECIAL RESOLUTION"

      10.14.1 The expression "Special Resolution", when used in this Warrant Indenture, means a resolution proposed at a meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, duly convened for the purpose of considering such resolution and held in accordance with this Article 10 and at which there was a quorum, and which is passed by the affirmative votes of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, who are entitled to acquire not less than two-thirds of the aggregate number of Warrant Shares that can be acquired under all of the Tranche 1 Warrants, all of the Tranche 2 Warrants or all of the Tranche 3 Warrants, as applicable, that are represented at the meeting.

      10.14.2 Votes on a Special Resolution will always be given on a poll, and no demand for a poll on any Special Resolution will be necessary.

      10.14.3 All actions that may be taken, and all powers that may be exercised, by holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, at a meeting held as provided above in this Article 10 may also be taken and exercised by Warrantholders entitled to acquire two-thirds of the aggregate number of Warrant Shares that can be acquired under all of the then outstanding Tranche 1 Warrants, Tranche 2 Warrants or Tranche 3 Warrants, as applicable, by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Special Resolution", when used in this Warrant Indenture, will include an instrument so signed.

10.15 POWERS CUMULATIVE

            Any one or more of the powers or combination of the powers in this Warrant Indenture exercisable by Warrantholders, by Special Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not be deemed to exhaust the rights of Warrantholders to exercise the same or any other power or powers or combination of powers then or thereafter.

10.16 MINUTES

            Minutes of all resolutions and proceedings at every meeting of Warrantholders will be made and duly entered in books to be provided for that purpose by the Warrant Trustee, at the expense of the Company, and any minutes, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting of Warrantholders, will be prima facie evidence of the matters therein stated, and, unless and until the contrary is proven, every meeting of Warrantholders for which minutes have been made and duly entered in the aforesaid books, will be deemed to have been duly convened and held, and all resolutions passed or proceedings taken at such meeting will be deemed to have been duly passed and taken.

10.17 BINDING EFFECT OF RESOLUTIONS

            Every resolution and every Special Resolution duly passed at a duly convened and held meeting of holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants, as the case may be, and any consent in writing having the effect of a Special Resolution will be binding upon all the holders of Tranche 1 Warrants, holders of Tranche 2 Warrants or holders of Tranche 3 Warrants (including their successors and assigns), as applicable, whether or not present or represented and voting at the meeting or signatories to the consent, as the case may be, and each of such Warrantholders and the Warrant Trustee, subject to compliance with the provisions for its indemnity contained in this Warrant Indenture, will be bound to give effect thereto.

                                   ARTICLE 11
                 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

11.1 PROVISION FOR SUPPLEMENTAL WARRANT INDENTURES FOR CERTAIN PURPOSES

            From time to time, the Company (when authorized by the directors of the Company) and the Warrant Trustee may, subject to the provisions of these presents, and they will, when so directed by these presents, execute and deliver by their respective proper officers or directors, as the case may be, agreements supplemental hereto or instruments ancillary hereto, which thereafter will form part of this Warrant Indenture, for any one or more or all of the following purposes:

      11.1.1 adding hereto such additional covenants and enforcement provisions as, in the opinion of the Company, based on the advice of its counsel, are necessary or advisable and are not prejudicial to the interests of Warrantholders;

      11.1.2 making any modification to the form of any of the Warrant Certificates which, in the opinion of the Company, based on the advice of its counsel, does not affect the substance thereof and is allowed under Applicable Laws;

      11.1.3 making any additions to, deletions from or alterations to the provisions of this Warrant Indenture which, in the opinion of the Company, based on the advice of its counsel, do not materially and adversely affect the interests of Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Laws;

      11.1.4 subject to Article 8, evidencing the succession of successor companies to the Company and the assumption by such successor companies of the covenants and obligations of the Company; and

      11.1.5 for any other purpose not inconsistent with the terms of this Warrant Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions in this Warrant Indenture, provided that, in the opinion of the Company, based on the advice of its counsel, the rights of the Warrant Trustee or Warrantholders are, in no way, prejudiced thereby.

11.2 CORRECTION OF MANIFEST ERRORS

            The Company and the Warrant Trustee may correct typographical, clerical and other manifest errors in this Warrant Indenture, provided that such correction, in the opinion of counsel to the Company, will not prejudice the rights of the Warrant Trustee or Warrantholders under this Warrant Indenture, and the Company and the Warrant Trustee may execute and deliver all such documents as may be necessary to correct such errors.

11.3 SUCCESSOR COMPANIES

            Subject to Article 8, in the case of the consolidation, amalgamation or merger with, or the transfer of the undertaking or assets of the Company as an entirety, or substantially as an entirety, to, another corporation, the successor corporation resulting from such consolidation, amalgamation, merger or transfer will be bound by the provisions of this Warrant Indenture and for the due and punctual performance and observance of each and every covenant and obligation contained herein to be performed by the Company, and, if such successor corporation is not the Company, such successor corporation will expressly assume those covenants and obligations by supplemental agreement satisfactory in form and substance to the Warrant Trustee and executed and delivered to the Warrant Trustee.

11.4 EXECUTION OF SUPPLEMENTAL INDENTURES

            In executing and delivering any indentures supplemental hereto or instruments ancillary hereto, the Warrant Trustee will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel stating that the execution and delivery of such indentures or instruments is authorized or permitted by this Warrant Indenture and that all conditions precedent to such execution and delivery have been satisfied. The Warrant Trustee may, but will not be obligated to, enter into any supplemental indenture or ancillary instrument which would affect the Warrant Trustee's own rights, duties, covenants or immunities under this Warrant Indenture or otherwise.

11.5 NOTICE OF SUPPLEMENTAL INDENTURE

            After any supplemental indenture becomes effective, the Company will provide notice thereof to the Warrantholders.

                                   ARTICLE 12
                         CONCERNING THE WARRANT TRUSTEE

12.1 LEGISLATION

            If and to the extent that any provision of this Warrant Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Laws, such mandatory requirement will prevail. The Company and the Warrant Trustee agree that each of them, at all times in relation to this Warrant Indenture and any action to be taken hereunder, will observe and comply with, and be entitled to the benefits of, Applicable Laws.

12.2 RIGHTS AND DUTIES OF WARRANT TRUSTEE

            The rights and duties of the Warrant Trustee are as follows:

      12.2.1 In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Warrant Indenture, the Warrant Trustee will act honestly and in good faith with a view to the best interest of the Warrantholders and will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

      12.2.2 No provision of this Warrant Indenture will be construed to relieve the Warrant Trustee from liability for its own negligence, wilful misconduct or bad faith.

      12.2.3 Subject only to Section 12.2.2, the obligation of the Warrant Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Trustee or Warrantholders under this Warrant Indenture will be conditional upon Warrantholders furnishing, when required by notice in writing by the Warrant Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Trustee to protect and hold harmless the Warrant Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

      12.2.4 No provision of this Warrant Indenture will require the Warrant Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder unless it is indemnified and funded as provided in Section 12.2.3.

      12.2.5 Before commencing, or at any time during the continuance of, any such act, action or proceeding, the Warrant Trustee may require the Warrantholders at whose instance it is acting to deposit with it the Warrant Certificates held by such Warrantholders, for which Warrant Certificates, the Warrant Trustee will issue receipts.

12.3 EVIDENCE, EXPERTS AND ADVISERS

      12.3.1 In addition to the reports, certificates, opinions and other evidence required by this Warrant Indenture, as soon as practicable following written notice to the Company, the Company will furnish to the Warrant Trustee such additional evidence of compliance with any provision of this Warrant Indenture, in such form as may be prescribed by Applicable Laws or as the Warrant Trustee reasonably may require.

      12.3.2 In the exercise of any right or duty hereunder, the Warrant Trustee, if it is acting in good faith, may rely, as to the authority of the Person signing it and as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Trustee pursuant to any provision of this Warrant Indenture or of Applicable Laws or pursuant to a request of the Warrant Trustee.

      12.3.3 Whenever Applicable Laws require that evidence referred to in
      Section 12.3.1 be in the form of a statutory declaration, the Warrant Trustee may accept the statutory declaration in lieu of a certificate of the Company required pursuant to any provision of this Warrant Indenture.

      12.3.4 Any statutory declaration may be made by one or more of the senior officers of the Company.

      12.3.5 The Warrant Trustee, at the expense of the Company, may employ or retain such counsel, accountants, engineers, appraisers and other experts or advisers as it reasonably requires for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Trustee.

12.4 SECURITIES AND DOCUMENTS HELD BY WARRANT TRUSTEE

            Any securities, documents of title or other instruments that, at any time, may be held by the Warrant Trustee subject to the trusts hereof and the powers and duties hereunder may be placed in deposit vaults of the Warrant Trustee.

12.5 ANTI-MONEY LAUNDERING LEGISLATION; ANTI-TERRORIST LEGISLATION

      12.5.1 The Company hereby acknowledges and agrees with the Warrant Trustee that any account to be opened by, or interest to be held by, the Warrant Trustee in connection with this Warrant Indenture or for or to the credit of the Company, upon the Company's instructions, is not intended to be used by or on behalf of any third party or that, if such account or interest is intended to be used by or on behalf of a third party, the Company will complete and execute forthwith a declaration, in the Warrant Trustee's prescribed form, as to the particulars of such third party.

      12.5.2 The Warrant Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. If the Warrant Trustee, in its sole judgment, determines at any time that its acting under this Warrant Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then the Warrant Trustee shall have the right to resign on ten days' written notice to the Company, provided that (i) the Warrant Trustee's written notice shall describe fully the circumstances of such non-compliance and (ii) if such circumstances are rectified to the Warrant Trustee's satisfaction within such ten-day period, then, at the option of the Company within its sole discretion, such resignation shall not be effective.

12.6 ACTION BY WARRANT TRUSTEE TO PROTECT INTERESTS

            The Warrant Trustee will have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve or protect its interests and those of Warrantholders.

12.7 WARRANT TRUSTEE NOT REQUIRED TO GIVE SECURITY

            The Warrant Trustee will not be required to give any bond or security in respect of the execution of the trusts of, and the powers and duties under, this Warrant Indenture or otherwise in respect of these premises.

12.8 PROTECTION OF WARRANT TRUSTEE

            Other than by virtue of, or pursuant to, any Applicable Laws relating to it:

      12.8.1 the Warrant Trustee will not be liable for, or by reason of, any statements of fact or recitals contained in this Warrant Indenture (except the representation contained in Section 12.10.1 and the representation by virtue of the countersignature of the Warrant Trustee on the Warrant Certificates), and the Warrant Trustee will not be required to verify the accuracy of the same, but all such statements or recitals are, and will be, deemed to be made by the Company;

      12.8.2 the Warrant Trustee will not be bound to give notice to any Person or Persons of the execution and delivery of this Warrant Indenture;

      12.8.3 the Warrant Trustee will not incur any liability whatsoever, or be in any way responsible, for the consequence of any breach on the part of the Company of any obligation contained in this Warrant Indenture or for the consequence of any acts of the directors, officers, employees or agents of the Company; and

      12.8.4 the Warrant Trustee is not accountable with respect to the validity or value (or the kind or amount) of any Warrant Shares or other property which may at any time be issued or delivered upon the exercise of the right of purchase attaching to Warrants.

12.9 REPLACEMENT OF WARRANT TRUSTEE

      12.9.1 The Warrant Trustee may resign its trust and be discharged from all further duties and liabilities under this Warrant Indenture by giving to the Company and the Warrantholders not less than 30 days' notice in writing or, if a new Warrant Trustee has been appointed, such shorter notice as the Company accepts as sufficient.

      12.9.2 The Company, at any time, may remove the Warrant Trustee and appoint a new Warrant Trustee.

      12.9.3 If the Warrant Trustee resigns or is removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting under this Warrant Indenture, the Company will forthwith appoint a new Warrant Trustee.

      12.9.4 Failing appointment by the Company, the retiring Warrant Trustee or any Warrantholder may apply to the Court, on such notice as the Court directs, for the appointment of a new Warrant Trustee.

      12.9.5 Any new Warrant Trustee so appointed by the Company or the Court will be subject to removal as aforesaid by the Company.

      12.9.6 Any new Warrant Trustee appointed under any provision of this
      Section 12.9 must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by Applicable Laws, in other provinces and/or territories of Canada.

      12.9.7 On its appointment, the new Warrant Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Warrant Indenture as the warrant trustee hereunder, without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the powers, rights, duties and responsibilities to the new Warrant Trustee.

      12.9.8 On the appointment of a new Warrant Trustee, the Company will give prompt notice thereof to the Warrantholders.

      12.9.9 A corporation into or with which the Warrant Trustee is merged or consolidated or amalgamated, or a corporation succeeding to the business of the Warrant Trustee, will be the successor to the Warrant Trustee under this Warrant Indenture without any further act on its part or on the part of any other Person, provided that such corporation is eligible for appointment as a new Warrant Trustee under
      Section 12.9.6.

      12.9.10 A Warrant Certificate certified but not delivered by a predecessor Warrant Trustee may be delivered by the new or successor Warrant Trustee in the name of the predecessor Warrant Trustee or successor Warrant Trustee.

12.10 CONFLICT OF INTEREST

      12.10.1 The Warrant Trustee represents to the Company that, at the time of the execution and delivery of this Warrant Indenture, no material conflict of interest exists between its role as the Warrant Trustee under this Warrant Indenture and its role in any other capacity and that, if a material conflict of interest arises hereafter, it will, within 60 days after ascertaining that it has a material conflict of interest, either eliminate the conflict of interest or resign its role as the warrant trustee under this Warrant Indenture.

      12.10.2 Subject to Section 12.10.1 and compliance with Applicable Laws, the Warrant Trustee, in its personal or any other capacity, may buy, lend on and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

12.11 ACCEPTANCE OF DUTIES AND COVENANTS

            The Warrant Trustee hereby accepts the duties and covenants in this Warrant Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth.

12.12 INDEMNITY

            The Company will indemnify and save harmless the Warrant Trustee, its successors and assigns and their respective current and former officers, directors, employees and agents from and against any and all claims, losses (other than loss of profits), actions, suits, costs, damages and expenses incurred by the Warrant Trustee (which, for the purpose of the remainder of this Section 12.12, includes its current officers, directors, employees and agents) as a result of, or by reason of, any act or omission of the Warrant Trustee in relation to this Warrant Indenture, other than acts or obligations taken or made as a result of the negligence, wilful misconduct or bad faith of the Warrant Trustee.

12.13 SURVIVAL OF TERMINATION

            The indemnity of the Warrant Trustee provided for herein shall survive the termination of this Warrant Indenture and the resignation or removal of the Warrant Trustee, except in circumstances where the Warrant Trustee has acted with negligence or wilful misconduct or in bad faith.

                                   ARTICLE 13
                                     GENERAL

13.1 NOTICE TO COMPANY AND WARRANT TRUSTEE

      13.1.1 Unless otherwise expressly provided in this Warrant Indenture, any notice to be given hereunder to the Company or the Warrant Trustee will be deemed to be validly given if delivered or if transmitted by fax to the addresses or all of the fax numbers below:

            (i)   if to the Company:

                        Western Forest Products Inc.
                        435 Trunk Road, 3rd Floor
                        Duncan, British Columbia
                        V9L 2P9

                        Attention: Corporate  Secretary
                        Facsimile: (250) 748-6045 and (604) 665-6292

            (ii)  if to the Warrant Trustee:

                        Computershare Trust Company of Canada
                        510 Burrard Street, 3rd Floor
                        Vancouver, British Columbia
                        V6C 3B9

                       Attention: Manager, Corporate Trust
                       Facsimile: (604) 661-9403

      and any notice given in accordance with the foregoing will be deemed to have been received on the date of delivery or, if transmitted by fax, at the time of transmission, provided that such time occurs at or prior to 5:00 p.m. (Vancouver time), failing which, such notice will be deemed to have been received on the next succeeding Business Day.

      13.1.2 The Company or the Warrant Trustee, as the case may be, may from time to time notify the other in the manner provided in Section 13.1.1 of a change of address which, from the effective date of the notice and until changed by like notice, will be the address of the Company or the Warrant Trustee, as the case may be, for all purposes of this Warrant Indenture.

13.2 NOTICE TO WARRANTHOLDERS

      13.2.1 Unless otherwise expressly provided in this Warrant Indenture, any notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by prepaid mail, addressed to the holder, or delivered by hand or transmitted by fax (or so mailed to certain holders and so delivered to other holders and so faxed to other holders) at their respective addresses and fax numbers appearing on the Registers, and if, in the case of joint holders of any Warrants, more than one address or fax number appears on the Registers in respect of that joint holding, the notice will be addressed or delivered, as the case may be, only to the first address or fax number, as the case may be, so appearing. Any notice given in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the third Business Day following the day of the mailing of the notice or, if transmitted by fax, at the time of transmission, provided that such time occurs at or prior to 5:00 p.m. (Vancouver time), failing which, such notice will be deemed to have been received on the next succeeding Business Day.

      13.2.2 If, by reason of strike, lock-out or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the business sections of the national editions of The Globe and Mail and the National Post (or, in the event of a disruption in the circulation of both those newspapers, once in a daily newspaper in the English language approved by the Warrant Trustee of general circulation in each of the City of Vancouver and the City of Toronto). Any notice so given will be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining, under any provision of this Warrant Indenture, the date when notice of any event must be given, the date of giving notice will be included and the date of the event will be excluded.

13.3 SATISFACTION AND DISCHARGE OF WARRANT INDENTURE

            Upon the termination of the Warrant Exercise Period applicable to the last Warrant issued and outstanding hereunder, and following the issuance of all of the Warrant Shares required to be issued hereunder as a consequence of the exercise of Warrants, this Warrant Indenture will cease to be of further effect, and, on demand of the Company and at the cost and expense of the Company and on delivery to the Warrant Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Warrant Indenture have been complied with and on payment to the Warrant Trustee of the fees and other remuneration payable to the Warrant Trustee, the Warrant Trustee will execute proper instruments acknowledging satisfaction of and discharging this Warrant Indenture.

13.4 SOLE BENEFIT OF PARTIES AND WARRANTHOLDERS

            Nothing in this Warrant Indenture, expressed or implied, will give or be construed to give to any Person, other than the parties hereto and the Warrantholders, any legal or equitable right, remedy or claim under this Warrant Indenture or under any covenant or provision contained in this Warrant Indenture, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

13.5 DISCRETION OF DIRECTORS

            Any matter provided in this Warrant Indenture to be determined by the directors of the Company will be determined by them in their sole discretion, and a determination so made, absent manifest error, will be conclusive.

13.6 COUNTERPARTS AND FORMAL DATE

            This Warrant Indenture may be executed simultaneously in several counterparts, each of which, when so executed, will be deemed to be an original, and the counterparts together will constitute one and the same instrument and, notwithstanding their date of actual execution, will be deemed to bear the date as of July 27, 2004.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

            IN WITNESS WHEREOF the parties hereto have executed this Warrant Indenture by their proper officers in that behalf.

                                             WESTERN FOREST PRODUCTS INC.

                                             By: _______________________________
                                                  Name:
                                                  Title:

                                             By: _______________________________
                                                  Name:
                                                  Title:

                                             COMPUTERSHARE TRUST COMPANY OF
                                             CANADA, AS WARRANT TRUSTEE

                                             By: _______________________________
                                                  Name:
                                                  Title:

                                             By: _______________________________
                                                  Name:
                                                  Title:

                                  SCHEDULE "A"

                      FORM OF TRANCHE 1 WARRANT CERTIFICATE

                                                           CUSIP NO. 958211 14 6

THE TRANCHE 1 WARRANTS REPRESENTED HEREBY MAY NOT BE OFFERED OR SOLD OR OTHERWISE TRANSFERRED UNDER ANY CIRCUMSTANCES.

THE TRANCHE 1 WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED BEFORE THE END OF THE WARRANT EXERCISE PERIOD.

                          TRANCHE 1 WARRANT CERTIFICATE

Warrant Certificate      __________________ TRANCHE 1 WARRANTS entitling the
Number ___________       holder to acquire, for every one Tranche 1 Warrant
                         represented hereby, one common share in the capital of
                         the Company (a "WARRANT SHARE") (or such other number
                         of Warrant Shares or other securities resulting from
                         any adjustment of the rights of the Holder in
                         accordance with the provisions of the Warrant Indenture
                         (defined below)).

                  WESTERN FOREST PRODUCTS INC. (the "COMPANY")

                      INCORPORATED UNDER THE LAWS OF CANADA

THIS IS TO CERTIFY THAT               (hereinafter referred to as the "HOLDER")
is the registered holder of the number of Tranche 1 Warrants set forth above. Each Tranche 1 Warrant represented hereby entitles the Holder to acquire one Warrant Share, in the manner and subject to the restrictions set forth herein.

The Tranche 1 Warrants represented by this Tranche 1 Warrant Certificate are issued under, and pursuant to, the Warrant Indenture (the "WARRANT INDENTURE"), dated as of July 27, 2004, between the Company and Computershare Trust Company of Canada (the "WARRANT TRUSTEE"). Reference is hereby made to the Warrant Indenture and any supplemental indenture and any ancillary instrument for a full description of the rights of the Holder and the terms and conditions upon which the Tranche 1 Warrants are issued and held, with the same effect as if the provisions of the Warrant Indenture and any supplemental indenture and any ancillary instrument were set forth herein. By acceptance hereof, the Holder assents to all of the provisions of the Warrant Indenture. In the event of a conflict or inconsistency between a provision of the Warrant Indenture and a provision of this Tranche 1 Warrant Certificate, the former will prevail. Capitalized terms used herein but not defined have the respective meanings attributed to such terms in the Warrant Indenture.

The right hereunder to acquire Warrant Shares may be exercised by the Holder only until the end of the Warrant Exercise Period by surrendering this Tranche 1 Warrant Certificate to the Warrant Trustee at the office of the Warrant Trustee in the City of Vancouver or the City of Toronto, together with a fully completed and duly executed Warrant Exercise Form, in the form attached, and remitting a certified cheque, bank draft or money order in lawful money of Canada, payable to, or to the order of, the Company at par, in an aggregate amount equal to the product of the number of Tranche 1 Warrants being exercised and the Exercise Price (which is Cdn.$16.28 on the date of issue of the Tranche 1 Warrants represented hereby). Payment of such aggregate amount also may be made in any other form that is acceptable to the Warrant Trustee and the Company.

This Tranche 1 Warrant Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail, upon actual receipt hereof by the Warrant Trustee at the office referred to above.

Upon surrender of this Tranche 1 Warrant Certificate in accordance with the provisions of the Warrant Indenture, the person in whose name the Warrant Shares issuable upon exercise of the Tranche 1 Warrants represented hereby, are to be issued shall be deemed, for all purposes (except as may be provided in the Warrant Indenture), to be the holder of record of such Warrant Shares.

The Warrant Indenture provides for certain adjustments in the Exercise Price, and in the number and/or class of securities which the Holder is entitled to receive upon exercise of the Tranche 1 Warrants represented hereby, following
(i) any subdivision, consolidation, reclassification or other change in the capital of the Company, (ii) the payment by the Company of certain dividends or distributions and (iii) the occurrence of certain other events specified in the Warrant Indenture.

The Holder may exercise less than all of the Tranche 1 Warrants represented by this Tranche 1 Warrant Certificate and, upon any such partial exercise, will be entitled to receive, at no extra cost, a new certificate representing the number of Tranche 1 Warrants which were not exercised. The Holder may not exercise a fraction of a Tranche 1 Warrant, and no fractional Warrant Share, issuable to the Holder upon exercise of Tranche 1 Warrants represented hereby, will be issued.

The holding of the Tranche 1 Warrants represented hereby shall not constitute the Holder a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as expressly provided in the Warrant Indenture or this Tranche 1 Warrant Certificate.

THE SECURITIES ISSUABLE UPON EXERCISE OF THE TRANCHE 1 WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION, AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT IS AVAILABLE.

The Holder shall not have any rights under, or by virtue of, the Tranche 1 Warrants represented hereby or the Warrant Indenture subsequent to the end of the Warrant Exercise Period, being 5:00 p.m. (local time in the place of deposit of the Warrant Exercise Form) on July 27, 2009, the fifth anniversary of the Plan Implementation Date, subject to earlier termination in accordance with the provisions of the Warrant Indenture.

This Tranche 1 Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Warrant Trustee.

Time shall be of the essence hereof in all respects.

This Tranche 1 Warrant Certificate will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the Company has caused this Tranche 1 Warrant Certificate to be signed by its duly authorized officer as of July 27, 2004.

                                             WESTERN FOREST PRODUCTS INC.

                                             By: _______________________________
                                                 Authorized Signatory

                                             Countersigned by:

                                             COMPUTERSHARE TRUST COMPANY OF
                                             CANADA, AS WARRANT TRUSTEE

                                             By: _______________________________
                                                 Authorized Signatory

                              WARRANT EXERCISE FORM

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 510 BURRARD STREET, 3RD FLOOR
         VANCOUVER, BRITISH COLUMBIA
         V6C 3B9

         - OR -

         COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 100 UNIVERSITY AVENUE, 11TH FLOOR
         TORONTO, ONTARIO
         M5J 2Y1

AND TO:  THE COMPANY

         The undersigned Holder hereby:

    (a) exercises ______________________ Tranche 1 Warrants to acquire ________________________ Warrant Shares (or, if applicable, such other class of securities issuable upon exercise of Tranche 1 Warrants as a result of any adjustment to the rights of the Holder in accordance with the provisions of the Warrant Indenture), at the aggregate exercise price of Cdn.$___________ and, in payment of such aggregate exercise price, encloses a certified cheque, bank draft or money order payable to, or to the order of, the Company or has effected some other form of payment confirmed by the Warrant Trustee and the Company as being acceptable; and

    (b)  delivers the original copy of the within Tranche 1 Warrant
         Certificate.

         The undersigned Holder hereby represents, warrants and certifies that (one of (a), (b) or (c) must be checked):

[ ] (a) he, she or it is not a "U.S. person" (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. SECURITIES ACT")), and has not ever been a U.S. person since July 27, 2004, and is not exercising Tranche 1 Warrants on behalf of, or for the account or benefit of, a U.S. person and did not execute or deliver this Warrant Exercise Form in the United States, and, upon acquiring the above-mentioned Warrant Shares (or, if applicable, the other securities mentioned above) (collectively, the "SECURITIES"), he, she or it and any person on whose behalf, or for whose account or benefit, he, she or it is acting will not be a U.S. person and will be located outside the United States; and the Holder hereby acknowledges, on his, her or its own behalf and on behalf of any person on whose behalf, or for whose account or benefit, he, she or it is acting, that (i) the Securities have not been and will not be registered under the U.S. Securities Act or qualified under the securities laws of any state in the United States and that the Securities may not be offered or sold or otherwise transferred in the United States unless they are registered under the U.S. Securities Act or unless an exemption from such registration requirement is available and (ii) neither he, she or it nor any person on whose behalf, or for whose account or benefit, he, she or it is acting is acquiring the Securities as a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act;

       - OR -

[ ] (b) on one or more of the following bases (one or more of (i) to (vii) must be checked, as applicable), he, she or it is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) and is exercising Tranche 1 Warrants for his, her or its own account:

    [ ]  (i)    he or she is a natural person (individual) whose own net worth, taken together with the net worth of his or her spouse, exceeds
                U.S.$1,000,000; net worth, for this purpose, means total assets
                (including residence, personal property and other assets) in excess of total liabilities;

    [ ]  (ii)   he or she is a natural person (individual) who had an individual income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in each of the past two calendar years and who reasonably expects income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in the current calendar year;

    [ ]  (iii)  he or she is a director or executive officer of the Company;

    [ ]  (iv)   it is (i) a corporation, (ii) an organization described in
                Section 501(c)(3) of the Internal Revenue Code, (iii) a
                Massachusetts or similar business trust or (iv) a partnership, in each case, not formed for the specific purpose of acquiring the Tranche 1 Warrants and the underlying Securities and, in each case, with total assets in excess of U.S.$5,000,000;

    [ ]  (v)    it is (i) a bank or any savings and loan association or other similar institution acting in its individual or fiduciary capacity, (ii) a broker or dealer, (iii) an insurance company,
                (iv) an investment company or a business development company under the Investment Company Act of 1940 or a private business development company under the Investment Advisers Act of 1940,
                (v) a Small Business Investment Company licensed by the U.S.
                Small Business Administration or (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of U.S.$5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors;

    [ ]  (vi)   it is a trust, not formed for the specific purpose of acquiring the Tranche 1 Warrants and the underlying Securities, with total assets in excess of U.S.$5,000,000 and whose purchase is directed by a sophisticated person; or

    [ ]  (vii)  it is an entity as to which all the equity owners are accredited investors;

    - OR -

[ ] (c)   he, she or it is exercising Tranche 1 Warrants for one or more investor accounts (the "INVESTOR ACCOUNTS") for which he, she or it is acting as a fiduciary or agent and as to which he, she or it exercises sole investment discretion (and has authority to make, and does make, the statements contained in this Warrant Exercise Form), with neither a view to any distribution of the Securities nor any present intention of offering or selling any of the Securities, and each of the undersigned Holder and the Investor Accounts, as applicable, is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on one or more of the bases enumerated in
         (b)(i) to (b)(vii) above.

         If the undersigned Holder has checked (b) or (c) above, he, she or it hereby further represents, warrants and certifies that:

    (a) each of he, she or it and the Investor Accounts, if any, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and is able to bear the economic risk of his, her or its investment in the Securities and can afford the complete loss of such investment;

    (b) either (1) each of he, she or it and the Investor Accounts, if any, is not an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is subject to Title I of ERISA, is not any plan (within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "CODE")) which is subject to Section 4975 of the Code and is not any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in the entity (each of the foregoing, a "PLAN"), and none of he, she or it or the Investor Accounts, if any, is acquiring or holding the Securities or any interest therein on behalf of, or with the assets of, a Plan or
         (2) the acquisition, holding and disposition, by each of the undersigned Holder and the Investor Accounts, if any, of the Securities or an interest therein is exempt from the prohibited transaction restrictions of ERISA and the Code pursuant to one or more applicable statutory or administrative prohibited transaction exemptions; and

    (c) each of he, she or it and the Investor Accounts, if any, is acquiring the Securities for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the Securities in violation of U.S. securities laws.

         The certificates representing the Securities (underlying the Tranche 1 Warrants being exercised hereby) to be issued to the undersigned Holder should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

         If less than all of the Tranche 1 Warrants represented by the within Tranche 1 Warrant Certificate are being exercised, a Tranche 1 Warrant Certificate representing the Tranche 1 Warrants not being exercised will be registered in the name of the undersigned Holder and should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

DATED the _________ day of _______________ , 2004

__________________________                   ___________________________________
Signature Guaranteed                         Signature of Holder

                                             ___________________________________
                                             Print full name and capacity (full
                                             title) if signing in a fiduciary or
                                             representative capacity

                                             ___________________________________

                                             ___________________________________

                                             ___________________________________
                                             Print full address

                                             (        )
                                             ___________________________________
                                             Telephone number

1. The Holder on this Warrant Exercise Form must be the same person or entity whose name appears on the face page of the within Tranche 1 Warrant Certificate.

2. If this Warrant Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Warrant Exercise Form must be accompanied by evidence of authority to sign that is satisfactory to the Warrant Trustee.

3. The signature on this Warrant Exercise Form must correspond with the name as written upon the face of the within Tranche 1 Warrant Certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian
         Schedule 1 chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP,
         MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

                                  SCHEDULE "B"

                      FORM OF TRANCHE 2 WARRANT CERTIFICATE

                                                           CUSIP NO. 958211 15 3

THE TRANCHE 2 WARRANTS REPRESENTED HEREBY MAY NOT BE OFFERED OR SOLD OR OTHERWISE TRANSFERRED UNDER ANY CIRCUMSTANCES.

THE TRANCHE 2 WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED BEFORE THE END OF THE WARRANT EXERCISE PERIOD.

                          TRANCHE 2 WARRANT CERTIFICATE

Warrant Certificate      __________________ TRANCHE 2 WARRANTS entitling the
Number ___________       holder to acquire, for every one Tranche 2 Warrant
                         represented hereby, one common share in the capital of
                         the Company (a "WARRANT SHARE") (or such other number
                         of Warrant Shares or other securities resulting from
                         any adjustment of the rights of the Holder in
                         accordance with the provisions of the Warrant Indenture
                         (defined below)).

                  WESTERN FOREST PRODUCTS INC. (the "COMPANY")

                      INCORPORATED UNDER THE LAWS OF CANADA

THIS IS TO CERTIFY THAT _____________________________ (hereinafter referred to as the "HOLDER") is the registered holder of the number of Tranche 2 Warrants set forth above. Each Tranche 2 Warrant represented hereby entitles the Holder to acquire one Warrant Share, in the manner and subject to the restrictions set forth herein.

The Tranche 2 Warrants represented by this Tranche 2 Warrant Certificate are issued under, and pursuant to, the Warrant Indenture (the "WARRANT INDENTURE"), dated as of July 27, 2004, between the Company and Computershare Trust Company of Canada (the "WARRANT TRUSTEE"). Reference is hereby made to the Warrant Indenture and any supplemental indenture and any ancillary instrument for a full description of the rights of the Holder and the terms and conditions upon which the Tranche 2 Warrants are issued and held, with the same effect as if the provisions of the Warrant Indenture and any supplemental indenture and any ancillary instrument were set forth herein. By acceptance hereof, the Holder assents to all of the provisions of the Warrant Indenture. In the event of a conflict or inconsistency between a provision of the Warrant Indenture and a provision of this Tranche 2 Warrant Certificate, the former will prevail. Capitalized terms used herein but not defined have the respective meanings attributed to such terms in the Warrant Indenture.

The right hereunder to acquire Warrant Shares may be exercised by the Holder only until the end of the Warrant Exercise Period by surrendering this Tranche 2 Warrant Certificate to the Warrant Trustee at the office of the Warrant Trustee in the City of Vancouver or the City of Toronto, together with a fully completed and duly executed Warrant Exercise Form, in the form attached, and remitting a certified cheque, bank draft or money order in lawful money of Canada, payable to, or to the order of, the Company at par, in an aggregate amount equal to the product of the number of Tranche 2 Warrants being exercised and the Exercise Price (which is Cdn.$26.03 on the date of issue of the Tranche 2 Warrants represented hereby). Payment of such aggregate amount also may be made in any other form that is acceptable to the Warrant Trustee and the Company.

This Tranche 2 Warrant Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail, upon actual receipt hereof by the Warrant Trustee at the office referred to above.

Upon surrender of this Tranche 2 Warrant Certificate in accordance with the provisions of the Warrant Indenture, the person in whose name the Warrant Shares issuable upon exercise of the Tranche 2 Warrants represented hereby, are to be issued shall be deemed, for all purposes (except as may be provided in the Warrant Indenture), to be the holder of record of such Warrant Shares.

The Warrant Indenture provides for certain adjustments in the Exercise Price, and in the number and/or class of securities which the Holder is entitled to receive upon exercise of the Tranche 2 Warrants represented hereby, following
(i) any subdivision, consolidation, reclassification or other change in the capital of the Company, (ii) the payment by the Company of certain dividends or distributions and (iii) the occurrence of certain other events specified in the Warrant Indenture.

The Holder may exercise less than all of the Tranche 2 Warrants represented by this Tranche 2 Warrant Certificate and, upon any such partial exercise, will be entitled to receive, at no extra cost, a new certificate representing the number of Tranche 2 Warrants which were not exercised. The Holder may not exercise a fraction of a Tranche 2 Warrant, and no fractional Warrant Share, issuable to the Holder upon exercise of Tranche 2 Warrants represented hereby, will be issued.

The holding of the Tranche 2 Warrants represented hereby shall not constitute the Holder a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as expressly provided in the Warrant Indenture or this Tranche 2 Warrant Certificate.

THE SECURITIES ISSUABLE UPON EXERCISE OF THE TRANCHE 2 WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION, AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT IS AVAILABLE.

The Holder shall not have any rights under, or by virtue of, the Tranche 2 Warrants represented hereby or the Warrant Indenture subsequent to the end of the Warrant Exercise Period, being 5:00 p.m. (local time in the place of deposit of the Warrant Exercise Form) on July 27, 2009, the fifth anniversary of the Plan Implementation Date, subject to earlier termination in accordance with the provisions of the Warrant Indenture.

This Tranche 2 Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Warrant Trustee.

Time shall be of the essence hereof in all respects.

This Tranche 2 Warrant Certificate will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the Company has caused this Tranche 2 Warrant Certificate to be signed by its duly authorized officer as of July 27, 2004.

                                             WESTERN FOREST PRODUCTS INC.

                                             By: _______________________________
                                                 Authorized Signatory

                                             Countersigned by:

                                             COMPUTERSHARE TRUST COMPANY OF
                                             CANADA, AS WARRANT TRUSTEE

                                             By: _______________________________
                                                 Authorized Signatory

                              WARRANT EXERCISE FORM

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 510 BURRARD STREET, 3RD FLOOR
         VANCOUVER, BRITISH COLUMBIA
         V6C 3B9

         - OR -

         COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 100 UNIVERSITY AVENUE, 11TH FLOOR
         TORONTO, ONTARIO
         M5J 2Y1

AND TO:  THE COMPANY

         The undersigned Holder hereby:

    (a) exercises ______________________ Tranche 2 Warrants to acquire __________________ Warrant Shares (or, if applicable, such other class of securities issuable upon exercise of Tranche 2 Warrants as a result of any adjustment to the rights of the Holder in accordance with the provisions of the Warrant Indenture), at the aggregate exercise price of Cdn.$___________ and, in payment of such aggregate exercise price, encloses a certified cheque, bank draft or money order payable to, or to the order of, the Company or has effected some other form of payment confirmed by the Warrant Trustee and the Company as being acceptable; and

    (b)  delivers the original copy of the within Tranche 2 Warrant
         Certificate.

         The undersigned Holder hereby represents, warrants and certifies that (one of (a), (b) or (c) must be checked):

[ ] (a) he, she or it is not a "U.S. person" (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. SECURITIES ACT")), and has not ever been a U.S. person since July 27, 2004, and is not exercising Tranche 2 Warrants on behalf of, or for the account or benefit of, a U.S. person and did not execute or deliver this Warrant Exercise Form in the United States, and, upon acquiring the above-mentioned Warrant Shares (or, if applicable, the other securities mentioned above) (collectively, the "SECURITIES"), he, she or it and any person on whose behalf, or for whose account or benefit, he, she or it is acting will not be a U.S. person and will be located outside the United States; and the Holder hereby acknowledges, on his, her or its own behalf and on behalf of any person on whose behalf, or for whose account or benefit, he, she or it is acting, that (i) the Securities have not been and will not be registered under the U.S. Securities Act or qualified under the securities laws of any state in the United States and that the Securities may not be offered or sold or otherwise transferred in the United States unless they are registered under the U.S. Securities Act or unless an exemption from such registration requirement is available and (ii) neither he, she or it nor any person on whose behalf, or for whose account or benefit, he, she or it is acting is acquiring the Securities as a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act;

    - OR -

[ ] (b) on one or more of the following bases (one or more of (i) to (vii) must be checked, as applicable), he, she or it is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) and is exercising Tranche 2 Warrants for his, her or its own account:

    [ ]  (i)    he or she is a natural person (individual) whose own net worth, taken together with the net worth of his or her spouse, exceeds
                U.S.$1,000,000; net worth, for this purpose, means total assets
                (including residence, personal property and other assets) in excess of total liabilities;

    [ ]  (ii)   he or she is a natural person (individual) who had an individual income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in each of the past two calendar years and who reasonably expects income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in the current calendar year;

    [ ]  (iii)  he or she is a director or executive officer of the Company;

    [ ]  (iv)   it is (i) a corporation, (ii) an organization described in
                Section 501(c)(3) of the Internal Revenue Code, (iii) a
                Massachusetts or similar business trust or (iv) a partnership, in each case, not formed for the specific purpose of acquiring the Tranche 2 Warrants and the underlying Securities and, in each case, with total assets in excess of U.S.$5,000,000;

    [ ]  (v)    it is (i) a bank or any savings and loan association or other similar institution acting in its individual or fiduciary capacity, (ii) a broker or dealer, (iii) an insurance company,
                (iv) an investment company or a business development company under the Investment Company Act of 1940 or a private business development company under the Investment Advisers Act of 1940,
                (v) a Small Business Investment Company licensed by the U.S.
                Small Business Administration or (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of U.S.$5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors;

    [ ]  (vi)   it is a trust, not formed for the specific purpose of acquiring the Tranche 2 Warrants and the underlying Securities, with total assets in excess of U.S.$5,000,000 and whose purchase is directed by a sophisticated person; or

    [ ]  (vii)  it is an entity as to which all the equity owners are accredited investors;

    - OR -

[ ] (c) he, she or it is exercising Tranche 2 Warrants for one or more investor accounts (the "INVESTOR ACCOUNTS") for which he, she or it is acting as a fiduciary or agent and as to which he, she or it exercises sole investment discretion (and has authority to make, and does make, the statements contained in this Warrant Exercise Form), with neither a view to any distribution of the Securities nor any present intention of offering or selling any of the Securities, and each of the undersigned Holder and the Investor Accounts, as applicable, is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on one or more of the bases enumerated in
         (b)(i) to (b)(vii) above.

         If the undersigned Holder has checked (b) or (c) above, he, she or it hereby further represents, warrants and certifies that:

[ ] (a) each of he, she or it and the Investor Accounts, if any, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and is able to bear the economic risk of his, her or its investment in the Securities and can afford the complete loss of such investment;

[ ] (b) either (1) each of he, she or it and the Investor Accounts, if any, is not an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is subject to Title I of ERISA, is not any plan (within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "CODE")) which is subject to Section 4975 of the Code and is not any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in the entity (each of the foregoing, a "PLAN"), and none of he, she or it or the Investor Accounts, if any, is acquiring or holding the Securities or any interest therein on behalf of, or with the assets of, a Plan or
         (2) the acquisition, holding and disposition, by each of the undersigned Holder and the Investor Accounts, if any, of the Securities or an interest therein is exempt from the prohibited transaction restrictions of ERISA and the Code pursuant to one or more applicable statutory or administrative prohibited transaction exemptions; and

[ ] (c) each of he, she or it and the Investor Accounts, if any, is acquiring the Securities for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the Securities in violation of U.S. securities laws.

         The certificates representing the Securities (underlying the Tranche 2 Warrants being exercised hereby) to be issued to the undersigned Holder should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

         If less than all of the Tranche 2 Warrants represented by the within Tranche 2 Warrant Certificate are being exercised, a Tranche 2 Warrant Certificate representing the Tranche 2 Warrants not being exercised will be registered in the name of the undersigned Holder and should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

DATED the _________ day of _______________ , 2004

_____________________________                ___________________________________
Signature Guaranteed                         Signature of Holder
                                             ___________________________________
                                             Print full name and capacity (full
                                             title) if signing in a fiduciary or
                                             representative capacity

                                             ___________________________________

                                             ___________________________________

                                             ___________________________________
                                             Print full address

                                             (        )
                                             ___________________________________
                                             Telephone number

1. The Holder on this Warrant Exercise Form must be the same person or entity whose name appears on the face page of the within Tranche 2 Warrant Certificate.

2. If this Warrant Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Warrant Exercise Form must be accompanied by evidence of authority to sign that is satisfactory to the Warrant Trustee.

3. The signature on this Warrant Exercise Form must correspond with the name as written upon the face of the within Tranche 2 Warrant Certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian
         Schedule 1 chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP,
         MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

                                  SCHEDULE "C"

                      FORM OF TRANCHE 3 WARRANT CERTIFICATE

                                                           CUSIP NO. 958211 16 1

THE TRANCHE 3 WARRANTS REPRESENTED HEREBY MAY NOT BE OFFERED OR SOLD OR OTHERWISE TRANSFERRED UNDER ANY CIRCUMSTANCES.

THE TRANCHE 3 WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED BEFORE THE END OF THE WARRANT EXERCISE PERIOD.

                          TRANCHE 3 WARRANT CERTIFICATE

Warrant Certificate      __________________ TRANCHE 3 WARRANTS entitling the
Number ___________       holder to acquire, for every one Tranche 3 Warrant
                         represented hereby, one common share in the capital of
                         the Company (a "WARRANT SHARE") (or such other number
                         of Warrant Shares or other securities resulting from
                         any adjustment of the rights of the Holder in
                         accordance with the provisions of the Warrant Indenture
                         (defined below)).

                  WESTERN FOREST PRODUCTS INC. (the "COMPANY")

                      INCORPORATED UNDER THE LAWS OF CANADA

THIS IS TO CERTIFY THAT _____________________________ (hereinafter referred to as the "HOLDER") is the registered holder of the number of Tranche 3 Warrants set forth above. Each Tranche 3 Warrant represented hereby entitles the Holder to acquire one Warrant Share, in the manner and subject to the restrictions set forth herein.

The Tranche 3 Warrants represented by this Tranche 3 Warrant Certificate are issued under, and pursuant to, the Warrant Indenture (the "WARRANT INDENTURE"), dated as of July 27, 2004, between the Company and Computershare Trust Company of Canada (the "WARRANT TRUSTEE"). Reference is hereby made to the Warrant Indenture and any supplemental indenture and any ancillary instrument for a full description of the rights of the Holder and the terms and conditions upon which the Tranche 3 Warrants are issued and held, with the same effect as if the provisions of the Warrant Indenture and any supplemental indenture and any ancillary instrument were set forth herein. By acceptance hereof, the Holder assents to all of the provisions of the Warrant Indenture. In the event of a conflict or inconsistency between a provision of the Warrant Indenture and a provision of this Tranche 3 Warrant Certificate, the former will prevail. Capitalized terms used herein but not defined have the respective meanings attributed to such terms in the Warrant Indenture.

The right hereunder to acquire Warrant Shares may be exercised by the Holder only until the end of the Warrant Exercise Period by surrendering this Tranche 3 Warrant Certificate to the Warrant Trustee at the office of the Warrant Trustee in the City of Vancouver or the City of Toronto, together with a fully completed and duly executed Warrant Exercise Form, in the form attached, and remitting a certified cheque, bank draft or money order in lawful money of Canada, payable to, or to the order of, the Company at par, in an aggregate amount equal to the product of the number of Tranche 3 Warrants being exercised and the Exercise Price (which is Cdn.$33.83 on the date of issue of the Tranche 3 Warrants represented hereby). Payment of such aggregate amount also may be made in any other form that is acceptable to the Warrant Trustee and the Company.

This Tranche 3 Warrant Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail, upon actual receipt hereof by the Warrant Trustee at the office referred to above.

Upon surrender of this Tranche 3 Warrant Certificate in accordance with the provisions of the Warrant Indenture, the person in whose name the Warrant Shares issuable upon exercise of the Tranche 3 Warrants represented hereby, are to be issued shall be deemed, for all purposes (except as may be provided in the Warrant Indenture), to be the holder of record of such Warrant Shares.

The Warrant Indenture provides for certain adjustments in the Exercise Price, and in the number and/or class of securities which the Holder is entitled to receive upon exercise of the Tranche 3 Warrants represented hereby, following
(i) any subdivision, consolidation, reclassification or other change in the capital of the Company, (ii) the payment by the Company of certain dividends or distributions and (iii) the occurrence of certain other events specified in the Warrant Indenture.

The Holder may exercise less than all of the Tranche 3 Warrants represented by this Tranche 3 Warrant Certificate and, upon any such partial exercise, will be entitled to receive, at no extra cost, a new certificate representing the number of Tranche 3 Warrants which were not exercised. The Holder may not exercise a fraction of a Tranche 3 Warrant, and no fractional Warrant Share, issuable to the Holder upon exercise of Tranche 3 Warrants represented hereby, will be issued.

The holding of the Tranche 3 Warrants represented hereby shall not constitute the Holder a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as expressly provided in the Warrant Indenture or this Tranche 3 Warrant Certificate.

THE SECURITIES ISSUABLE UPON EXERCISE OF THE TRANCHE 3 WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION, AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT IS AVAILABLE.

The Holder shall not have any rights under, or by virtue of, the Tranche 3 Warrants represented hereby or the Warrant Indenture subsequent to the end of the Warrant Exercise Period, being 5:00 p.m. (local time in the place of deposit of the Warrant Exercise Form) on July 27, 2009, the fifth anniversary of the Plan Implementation Date, subject to earlier termination in accordance with the provisions of the Warrant Indenture.

This Tranche 3 Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Warrant Trustee.

Time shall be of the essence hereof in all respects.

This Tranche 3 Warrant Certificate will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the Company has caused this Tranche 3 Warrant Certificate to be signed by its duly authorized officer as of July 27, 2004.

                                             WESTERN FOREST PRODUCTS INC.

                                             By: _______________________________
                                                 Authorized Signatory

                                             Countersigned by:

                                             COMPUTERSHARE TRUST COMPANY OF
                                             CANADA, AS WARRANT TRUSTEE

                                             By: _______________________________
                                                 Authorized Signatory

                              WARRANT EXERCISE FORM

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 510 BURRARD STREET, 3RD FLOOR
         VANCOUVER, BRITISH COLUMBIA
         V6C 3B9

         - OR -

         COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 100 UNIVERSITY AVENUE, 11TH FLOOR
         TORONTO, ONTARIO

         M5J 2Y1

AND TO:  THE COMPANY

         The undersigned Holder hereby:

    (a) exercises ____________________ Tranche 3 Warrants to acquire __________________ Warrant Shares (or, if applicable, such other class of securities issuable upon exercise of Tranche 3 Warrants as a result of any adjustment to the rights of the Holder in accordance with the provisions of the Warrant Indenture), at the aggregate exercise price of Cdn.$___________ and, in payment of such aggregate exercise price, encloses a certified cheque, bank draft or money order payable to, or to the order of, the Company or has effected some other form of payment confirmed by the Warrant Trustee and the Company as being acceptable; and

    (b)  delivers the original copy of the within Tranche 3 Warrant
         Certificate.

         The undersigned Holder hereby represents, warrants and certifies that (one of (a), (b) or (c) must be checked):

[ ] (a) he, she or it is not a "U.S. person" (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. SECURITIES ACT")), and has not ever been a U.S. person since July 27, 2004, and is not exercising Tranche 3 Warrants on behalf of, or for the account or benefit of, a U.S. person and did not execute or deliver this Warrant Exercise Form in the United States, and, upon acquiring the above-mentioned Warrant Shares (or, if applicable, the other securities mentioned above) (collectively, the "SECURITIES"), he, she or it and any person on whose behalf, or for whose account or benefit, he, she or it is acting will not be a U.S. person and will be located outside the United States; and the Holder hereby acknowledges, on his, her or its own behalf and on behalf of any person on whose behalf, or for whose account or benefit, he, she or it is acting, that (i) the Securities have not been and will not be registered under the U.S. Securities Act or qualified under the securities laws of any state in the United States and that the Securities may not be offered or sold or otherwise transferred in the United States unless they are registered under the U.S. Securities Act or unless an exemption from such registration requirement is available and (ii) neither he, she or it nor any person on whose behalf, or for whose account or benefit, he, she or it is acting is acquiring the Securities as a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act; - OR -

[ ] (b) on one or more of the following bases (one or more of (i) to (vii) must be checked, as applicable), he, she or it is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) and is exercising Tranche 3 Warrants for his, her or its own account:

    [ ]         (i)     he or she is a natural person (individual) whose own net
                        worth, taken together with the net worth of his or her spouse, exceeds U.S.$1,000,000; net worth, for this purpose, means total assets (including residence, personal property and other assets) in excess of total liabilities;

    [ ]         (ii)    he or she is a natural person (individual) who had an
                        individual income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in each of the past two calendar years and who reasonably expects income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in the current calendar year;

    [ ]         (iii)   he or she is a director or executive officer of the
                        Company;

    [ ]         (iv)    it is (i) a corporation, (ii) an organization described
                        in Section 501(c)(3) of the Internal Revenue Code, (iii) a Massachusetts or similar business trust or (iv) a partnership, in each case, not formed for the specific purpose of acquiring the Tranche 3 Warrants and the underlying Securities and, in each case, with total assets in excess of U.S.$5,000,000;

    [ ]         (v)     it is (i) a bank or any savings and loan association or
                        other similar institution acting in its individual or fiduciary capacity, (ii) a broker or dealer, (iii) an insurance company, (iv) an investment company or a business development company under the Investment
                        Company Act of 1940 or a private business development company under the Investment Advisers Act of 1940, (v) a Small Business Investment Company licensed by the U.S.
                        Small Business Administration or (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of U.S.$5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors;

    [ ]         (vi)    it is a trust, not formed for the specific purpose of
                        acquiring the Tranche 3 Warrants and the underlying
                        Securities, with total assets in excess of U.S.$5,000,000 and whose purchase is directed by a sophisticated person; or

    [ ]         (vii)   it is an entity as to which all the equity owners are
                        accredited investors;

    - OR -

[ ] (c) he, she or it is exercising Tranche 3 Warrants for one or more investor accounts (the "INVESTOR ACCOUNTS") for which he, she or it is acting as a fiduciary or agent and as to which he, she or it exercises sole investment discretion (and has authority to make, and does make, the statements contained in this Warrant Exercise Form), with neither a view to any distribution of the Securities nor any present intention of offering or selling any of the Securities, and each of the undersigned Holder and the Investor Accounts, as applicable, is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on one or more of the bases enumerated in
         (b)(i) to (b)(vii) above.

         If the undersigned Holder has checked (b) or (c) above, he, she or it hereby further represents, warrants and certifies that:

    (a) each of he, she or it and the Investor Accounts, if any, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and is able to bear the economic risk of his, her or its investment in the Securities and can afford the complete loss of such investment;

    (b) either (1) each of he, she or it and the Investor Accounts, if any, is not an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is subject to Title I of ERISA, is not any plan (within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "CODE")) which is subject to Section 4975 of the Code and is not any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in the entity (each of the foregoing, a "PLAN"), and none of he, she or it or the Investor Accounts, if any, is acquiring or holding the Securities or any interest therein on behalf of, or with the assets of, a Plan or
         (2) the acquisition, holding and disposition, by each of the undersigned Holder and the Investor Accounts, if any, of the Securities or an interest therein is exempt from the prohibited transaction restrictions of ERISA and the Code pursuant to one or more applicable statutory or administrative prohibited transaction exemptions; and

    (c) each of he, she or it and the Investor Accounts, if any, is acquiring the Securities for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the Securities in violation of U.S. securities laws.

         The certificates representing the Securities (underlying the Tranche 3 Warrants being exercised hereby) to be issued to the undersigned Holder should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

         If less than all of the Tranche 3 Warrants represented by the within Tranche 3 Warrant Certificate are being exercised, a Tranche 3 Warrant Certificate representing the Tranche 3 Warrants not being exercised will be registered in the name of the undersigned Holder and should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

DATED the _________ day of _______________ , 2004

____________________________                 ___________________________________
Signature Guaranteed                         Signature of Holder

                                             ___________________________________
                                             Print full name and capacity (full
                                             title) if signing in a fiduciary or
                                             representative capacity

                                             ___________________________________

                                             ___________________________________

                                             ___________________________________
                                             Print full address

                                             (        )
                                             ___________________________________
                                             Telephone number

1. The Holder on this Warrant Exercise Form must be the same person or entity whose name appears on the face page of the within Tranche 3 Warrant Certificate.

2. If this Warrant Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Warrant Exercise Form must be accompanied by evidence of authority to sign that is satisfactory to the Warrant Trustee.

3. The signature on this Warrant Exercise Form must correspond with the name as written upon the face of the within Tranche 3 Warrant Certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian
         Schedule 1 chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP,
         MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

                                  SCHEDULE "D"

                         ACCREDITED INVESTOR CERTIFICATE

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 510 BURRARD STREET, 3RD FLOOR
         VANCOUVER, BRITISH COLUMBIA
         V6C 3B9

AND TO:  WESTERN FOREST PRODUCTS INC. (THE "COMPANY")

         Reference is made to the Warrant Indenture, dated as of July 27, 2004, between the Company and Computershare Trust Company of Canada, as the Warrant Trustee, and the Tranche 1 Warrants, the Tranche 2 Warrants and the Tranche 3 Warrants issued thereunder (collectively, the "WARRANTS").

         The undersigned hereby represents, warrants and certifies that (one of (a), (b) or (c) must be checked):***

[ ] (a) on July 27, 2004, he, she or it was not a "U.S. person" (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. SECURITIES ACT")) and is not acquiring Warrants on behalf of, or for the account or benefit of, a U.S. person and did not execute or deliver this Accredited Investor Certificate in the United States; and the undersigned hereby acknowledges, on his, her or its own behalf and on behalf of any person on whose behalf, or for whose account or benefit, he, she or it is acting, that (i) the Warrants have not been and will not be registered under the U.S. Securities Act or qualified under the securities laws of any state in the United States and that the Warrants, by their terms, may not be offered or sold or otherwise transferred under any circumstances and (ii) neither he, she or it nor any person on whose behalf, or for whose account or benefit, he, she or it is acting is acquiring Warrants as a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act; - OR -

[ ] (b) on one or more of the following bases (one or more of (i) to (vii) must be checked, as applicable), he, she or it was an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on July 27, 2004 and is acquiring Warrants for his, her or its own account:

----------
*** THIS ACCREDITED INVESTOR CERTIFICATE IS BEING GIVEN AS OF JULY 27, 2004, AND THE REPRESENTATIONS, WARRANTIES AND CERTIFICATIONS HEREIN CONTAINED MUST HAVE BEEN TRUE AND CORRECT ON THAT DATE.

    [ ]  (i)    he or she is a natural person (individual) whose own net worth, taken together with the net worth of his or her spouse, exceeds
                U.S.$1,000,000; net worth, for this purpose, means total assets
                (including residence, personal property and other assets) in excess of total liabilities;

    [ ]  (ii)   he or she is a natural person (individual) who had an individual income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in each of 2002 and 2003 and who reasonably expects income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in 2004;

    [ ]  (iii)  he or she is a director or executive officer of the Company;

    [ ]  (iv)   it is (i) a corporation, (ii) an organization described in
                Section 501(c)(3) of the Internal Revenue Code, (iii) a
                Massachusetts or similar business trust or (iv) a partnership, in each case, not formed for the specific purpose of acquiring
                Warrants and the underlying securities and, in each case, with total assets in excess of U.S.$5,000,000;

    [ ]  (v)    it is (i) a bank or any savings and loan association or other similar institution acting in its individual or fiduciary capacity, (ii) a broker or dealer, (iii) an insurance company,
                (iv) an investment company or a business development company under the Investment Company Act of 1940 or a private business development company under the Investment Advisers Act of 1940,
                (v) a Small Business Investment Company licensed by the U.S.
                Small Business Administration or (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of U.S.$5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors;

    [ ]  (vi)   it is a trust, not formed for the specific purpose of acquiring
                Warrants and the underlying securities, with total assets in excess of U.S.$5,000,000 and whose purchase is directed by a sophisticated person; or

    [ ]  (vii)  it is an entity as to which all the equity owners are accredited investors;

    - OR -

[ ] (c) he, she or it is acquiring Warrants for one or more investor accounts (the "INVESTOR ACCOUNTS") for which he, she or it is acting as a fiduciary or agent and as to which he, she or it exercises sole investment discretion (and has authority to make, and does make, the statements contained in this Accredited Investor Certificate), with neither a view to any distribution of the Warrants nor any present intention of offering or selling any of the Warrants, and each of the undersigned and the Investor Accounts, as applicable, was an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on July 27, 2004 on one or more of the bases enumerated in (b)(i) to (b)(vii) above.

         If the undersigned has checked (b) or (c) above, he, she or it hereby further represents, warrants and certifies that:

    (a) each of he, she or it and the Investor Accounts, if any, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Warrants and is able to bear the economic risk of his, her or its investment in the Warrants and can afford the complete loss of such investment;

    (b) either (1) each of he, she or it and the Investor Accounts, if any, is not, and was not on July 27, 2004, an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is subject to Title I of ERISA, is not any plan (within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "CODE")) which is subject to
         Section 4975 of the Code and is not any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in the entity (each of the foregoing, a "PLAN"), and none of he, she or it or the Investor Accounts, if any, is acquiring or holding Warrants or any interest therein on behalf of, or with the assets of, a Plan or (2) the acquisition, holding and disposition, by each of the undersigned and the Investor Accounts, if any, of Warrants or an interest therein is exempt from the prohibited transaction restrictions of ERISA and the Code pursuant to one or more applicable statutory or administrative prohibited transaction exemptions; and

    (c) each of he, she or it and the Investor Accounts, if any, is acquiring the Warrants for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the Warrants in violation of U.S. securities laws.

         The certificates representing the Warrants to be issued to the undersigned should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

DATED the _________ day of _______________ , 200__

                                             ___________________________________
                                             Signature

                                             ___________________________________
                                             Print full name and capacity (full
                                             title) if signing in a fiduciary or
                                             representative capacity***

                                             ___________________________________

                                             ___________________________________

                                             ___________________________________
                                             Print full address

                                             (        )
                                             ___________________________________
                                             Telephone number

*** If this Accredited Investor Certificate is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Accredited Investor Certificate must be accompanied by evidence of authority to sign that is satisfactory to the Warrant Trustee.

                                  SCHEDULE "E"

                       DTC ACCREDITED INVESTOR CERTIFICATE

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS THE WARRANT TRUSTEE 510 BURRARD STREET, 3RD FLOOR
         VANCOUVER, BRITISH COLUMBIA
         V6C 3B9

AND TO:  WESTERN FOREST PRODUCTS INC.

         Reference is made to the warrant indenture (the "WARRANT INDENTURE"), dated as of July 27, 2004, between Western Forest Products Inc. (the "COMPANY") and Computershare Trust Company of Canada, as the warrant trustee (the "WARRANT TRUSTEE"), and the Tranche 1 Warrants, the Tranche 2 Warrants and the Tranche 3 Warrants issued thereunder (collectively, the "WARRANTS"). Capitalized terms used herein but not defined have the respective meanings attributed to those terms in the Warrant Indenture. Reference is further made to the Warrant Certificate or Warrant Certificates registered in the name of the undersigned, and the __________ (Tranche 1/Tranche 2/Tranche 3) Warrants represented thereby, being held in escrow by the Warrant Trustee pursuant to Section 4.1 of the Warrant Indenture.

         Pursuant to Section 4.2.2 of the Warrant Indenture, the undersigned hereby requests the Warrant Trustee to release to the undersigned from escrow _________ of the (Tranche 1/Tranche 2/Tranche 3) Warrants mentioned immediately above (the "SUBJECT WARRANTS").

         The undersigned hereby represents, warrants and certifies that (one of (a) or (b) must be checked):***

[ ] (a)  on July 27, 2004, each of the beneficial owners of the Subject
         Warrants was not a "U.S. person" (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. SECURITIES ACT")) and that the undersigned is not acquiring the Subject Warrants on behalf of, or for the account or benefit of, a U.S. person and, upon acquiring the Subject Warrants, it and any person on whose behalf, or for whose account or benefit, it is acting will not be a U.S. person and will be located outside the United States; and the undersigned hereby acknowledges, on its own behalf and on behalf of any person on whose behalf, or for whose account or benefit, it is acting, that (i) the Subject Warrants have not been and will not be registered under the U.S. Securities Act or qualified under the securities laws of any state in the United States and that the Subject Warrants, by their terms, may not be offered or sold or otherwise transferred under any circumstances and (ii) neither it nor any person on whose behalf, or for whose

----------
*** THIS ACCREDITED INVESTOR CERTIFICATE IS BEING GIVEN AS OF JULY 27, 2004, AND THE REPRESENTATIONS, WARRANTIES AND CERTIFICATIONS HEREIN CONTAINED MUST HAVE BEEN TRUE AND CORRECT ON THAT DATE.

         account or benefit, it is acting is acquiring the Subject Warrants as a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act;

         - OR -

[ ] (b) he, she or it is acquiring the Subject Warrants for one or more investor accounts (the "INVESTOR ACCOUNTS") for which it is acting as a fiduciary or agent and as to which it exercises sole investment discretion (and has authority to make, and does make, the statements contained in this Accredited Investor Certificate), with neither a view to any distribution of the Subject Warrants nor any present intention of offering or selling any of the Subject Warrants, and each of the undersigned and the Investor Accounts, as applicable, was an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on July 27, 2004 on one or more of the bases enumerated in (b)(i) to (b)(vii) below:

[ ]      (i)    he or she is a natural person (individual) whose own net worth, taken together with the net worth of his or her spouse, exceeds
                U.S.$1,000,000; net worth, for this purpose, means total assets
                (including residence, personal property and other assets) in excess of total liabilities;

[ ]      (ii)   he or she is a natural person (individual) who had an individual income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in each of 2002 and 2003 and who reasonably expects income in excess of U.S.$200,000 (or joint income with his or her spouse in excess of U.S.$300,000) in 2004;

[ ]      (iii)  he or she is a director or executive officer of the Company;

[ ]      (iv)   it is (i) a corporation, (ii) an organization described in
                Section 501(c)(3) of the Internal Revenue Code, (iii) a
                Massachusetts or similar business trust or (iv) a partnership, in each case, not formed for the specific purpose of acquiring the Subject Warrants and, in each case, with total assets in excess of U.S.$5,000,000;

[ ]      (v)    it is (i) a bank or any savings and loan association or other similar institution acting in its individual or fiduciary capacity, (ii) a broker or dealer, (iii) an insurance company,
                (iv) an investment company or a business development company under the Investment Company Act of 1940 or a private business development company under the Investment Advisers Act of 1940,
                (v) a Small Business Investment Company licensed by the U.S.
                Small Business Administration or (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of U.S.$5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors;

[ ]      (vi)   it is a trust, not formed for the specific purpose of acquiring the Subject Warrants, with total assets in excess of U.S.$5,000,000 and whose purchase is directed by a sophisticated person; or

[ ]      (vii)  it is an entity as to which all the equity owners are accredited investors.

         If the undersigned has checked (b) above, it hereby further represents, warrants and certifies that:

    (a) each of it and the Investor Accounts has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subject Warrants and is able to bear the economic risk of its investment in the Subject Warrants and can afford the complete loss of such investment;

    (b) either (1) each of it and the Investor Accounts is not an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is subject to Title I of ERISA, is not any plan (within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "CODE")) which is subject to Section 4975 of the Code and is not any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in the entity (each of the foregoing, a "PLAN"), and none of it or the Investor Accounts is acquiring or holding the Subject Warrants or any interest therein on behalf of, or with the assets of, a Plan or (2) the acquisition, holding and disposition, by each of the undersigned and the Investor Accounts of the Subject Warrants or an interest therein is exempt from the prohibited transaction restrictions of ERISA and the Code pursuant to one or more applicable statutory or administrative prohibited transaction exemptions; and

    (c) each of it and the Investor Accounts is acquiring the Subject Warrants for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the Subject Warrants in violation of U.S. securities laws.

         The certificates representing the Subject Warrants to be released to the undersigned should be (one of the following must be checked):

[ ] (a)  sent by first class mail to the following address:

         ____________________________________

         ____________________________________

         ____________________________________

    - OR -

[ ] (b) held for pick-up at the office of the Warrant Trustee in the City of Vancouver

    - OR -

[ ] (c) held for pick-up at the office of the Warrant Trustee in the City of Toronto.

DATED the _________ day of _______________ , 200__

                                             ___________________________________
                                             Signature of authorized signatory

                                             ___________________________________
                                             Print full name and full title of
                                             authorized signatory

                                             ___________________________________
                                             Name of Holder (DTC Participant)

                                             ___________________________________
                                             Print DTC Participant Number

                                             ___________________________________
                                             Print Tax I.D. Number

                                             ___________________________________

                                             ___________________________________

                                             ___________________________________
                                             Print full address
                                             (          )
                                             ___________________________________
                                             Telephone Number

                                  SCHEDULE "F"

                              RULE 904 DECLARATION

                The undersigned seller hereby:

1. acknowledges that the sale of securities of Western Forest Products Inc. (the "COMPANY") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("REGULATION S") under the United States Securities Act of 1933, as amended (the "U.S. SECURITIES ACT"); and

2.       certifies that:

         (a) it is not an affiliate of the Company (as defined in Rule 405 under the U.S. Securities Act),

         (b) the offer of the securities was not made to a person in the United States and either (A) at the time that the buy order was originated, the buyer was outside the United States or the undersigned seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the undersigned seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States,

         (c) none of the undersigned seller, any of its affiliates or any person acting on behalf of any of them has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities;

         (d) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as defined in Rule 144(a)(3) under the Securities Act),

         (e) the undersigned seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and

         (f) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

DATED the _________ day of _______________ , 2004

                                             ___________________________________
                                             Signature

                                             ___________________________________
                                             Print full name and capacity (full
                                             title) if signing in a fiduciary or
                                             representative capacity
                                             ___________________________________

                                             ___________________________________

                                             ___________________________________
                                             Print full address

                                             (        )
                                             ___________________________________
                                             Telephone number

================================================================================

                          WESTERN FOREST PRODUCTS INC.

                                  $221,000,000

                           15% SECURED BONDS DUE 2009

                                    INDENTURE

                            DATED AS OF JULY 27, 2004

                            -------------------------

                        THE BANK OF NEW YORK, AS TRUSTEE

================================================================================

                                TABLE OF CONTENTS

                                                                                                                PAGE
ARTICLE ONE DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION.........................................      1

         Section 1.01      Definitions......................................................................      1

         Section 1.02      Compliance Certificates and Opinions.............................................     15

         Section 1.03      Form of Documents Delivered to Trustee...........................................     16

         Section 1.04      Actions of Holders; Record Date..................................................     16

         Section 1.05      Notices, Etc., to Trustee, the Company and the Guarantors........................     18

         Section 1.06      Notice to Holders; Waiver........................................................     19

         Section 1.07      Conflict with Trust Indenture Act................................................     19

         Section 1.08      Effect of Headings and Table of Contents.........................................     19

         Section 1.09      Successors and Assigns...........................................................     19

         Section 1.10      Separability Clause..............................................................     19

         Section 1.11      No Personal Liability of Directors, Officers, Employees and Stockholders.........     20

         Section 1.12      Benefits of Indenture............................................................     20

         Section 1.13      Governing Law....................................................................     20

         Section 1.14      Legal Holidays...................................................................     20

         Section 1.15      Consent to Service; Jurisdiction.................................................     20

ARTICLE TWO SECURITY FORMS..................................................................................     21

         Section 2.01      Forms Generally..................................................................     21

         Section 2.02      Form of Face of Security.........................................................     21

         Section 2.03      Form of Reverse of Security......................................................     25

         Section 2.04      Form of Trustee's Certificate of Authentication..................................     28

ARTICLE THREE THE SECURITIES................................................................................     29

         Section 3.01      Title and Terms..................................................................     29

         Section 3.02      Denominations....................................................................     29

         Section 3.03      Execution, Authentication, Delivery and Dating...................................     30

         Section 3.04      Temporary Securities.............................................................     30

         Section 3.05      Transfer.........................................................................     30

         Section 3.06      Registration, Registration of Transfer and Exchange..............................     31

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                                TABLE OF CONTENTS
                                  (Continued)

                                                                                                                PAGE
         Section 3.07      Mutilated, Destroyed, Lost and Stolen Securities.................................     32

         Section 3.08      Payment of Interest; Interest Rights Preserved...................................     32

         Section 3.09      Persons Deemed Owners............................................................     33

         Section 3.10      Cancellation.....................................................................     33

         Section 3.11      Computation of Interest..........................................................     34

         Section 3.12      Deferral of Interest.............................................................     34

ARTICLE FOUR SATISFACTION AND DISCHARGE.....................................................................     34

         Section 4.01      Satisfaction and Discharge of Indenture..........................................     34

         Section 4.02      Application of Trust Money.......................................................     35

ARTICLE FIVE REMEDIES.......................................................................................     36

         Section 5.01      Events of Default................................................................     36

         Section 5.02      Acceleration of Maturity; Rescission and Annulment...............................     38

         Section 5.03      Collection of Indebtedness and Suits for Enforcement by Trustee..................     39

         Section 5.04      Trustee May File Proofs of Claim.................................................     40

         Section 5.05      Trustee May Enforce Claims Without Possession of Securities......................     41

         Section 5.06      Application of Money Collected...................................................     41

         Section 5.07      Limitation on Suits..............................................................     42

         Section 5.08      Unconditional Right of Holders to Receive Principal, Premium and Interest........     42

         Section 5.09      Restoration of Rights and Remedies...............................................     43

         Section 5.10      Rights and Remedies Cumulative...................................................     43

         Section 5.11      Delay or Omission Not Waiver.....................................................     43

         Section 5.12      Control by Holders...............................................................     43

         Section 5.13      Waiver of Past Defaults..........................................................     44

         Section 5.14      Undertaking for Costs............................................................     44

         Section 5.15      Waiver of Stay or Extension Laws.................................................     44

ARTICLE SIX THE TRUSTEE.....................................................................................     45

         Section 6.01      Certain Duties and Responsibilities..............................................     45

         Section 6.02      Notice of Defaults...............................................................     45

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                                TABLE OF CONTENTS
                                  (Continued)

                                                                                                                PAGE
         Section 6.03      Certain Rights of Trustee........................................................     46

         Section 6.04      Not Responsible for Recitals or Issuance of Securities...........................     47

         Section 6.05      May Hold Securities..............................................................     47

         Section 6.06      Money Held in Trust..............................................................     47

         Section 6.07      Compensation and Reimbursement...................................................     47

         Section 6.08      Disqualification; Conflicting Interests..........................................     49

         Section 6.09      Corporate Trustee Required; Eligibility..........................................     49

         Section 6.10      Resignation and Removal; Appointment of Successor................................     49

         Section 6.11      Acceptance of Appointment by Successor...........................................     50

         Section 6.12      Merger, Conversion, Consolidation or Succession to Business......................     50

         Section 6.13      Preferential Collection of Claims Against the Company............................     51

         Section 6.14      Appointment of Authenticating Agent..............................................     51

ARTICLE SEVEN HOLDERS' LISTS AND REPORTS BY TRUSTEE AND THE COMPANY.........................................     53

         Section 7.01      Company to Furnish Trustee Names and Addresses of Holders........................     53

         Section 7.02      Preservation of Information; Communications to Holders...........................     53

         Section 7.03      Reports by Trustee...............................................................     53

         Section 7.04      Reports by the Company...........................................................     54

ARTICLE EIGHT CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE..........................................     54

         Section 8.01      Company May Consolidate, Etc.....................................................     54

         Section 8.02      Successor Substituted............................................................     55

ARTICLE NINE SUPPLEMENTAL INDENTURES........................................................................     56

         Section 9.01      Supplemental Indentures Without Consent of Holders...............................     56

         Section 9.02      Supplemental Indentures with Consent of Holders..................................     56

         Section 9.03      Execution of Supplemental Indentures.............................................     57

         Section 9.04      Effect of Supplemental Indentures................................................     58

         Section 9.05      Reference in Securities to Supplemental Indentures...............................     58

ARTICLE TEN COVENANTS.......................................................................................     58

         Section 10.01     Payment of Principal, Premium and Interest.......................................     58

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                                TABLE OF CONTENTS
                                  (Continued)

                                                                                                                PAGE
         Section 10.02     Maintenance of Office or Agency..................................................     58

         Section 10.03     Money for Security Payments to Be Held in Trust..................................     59

         Section 10.04     Existence........................................................................     60

         Section 10.05     Maintenance of Properties........................................................     60

         Section 10.06     Payment of Taxes and Other Claims................................................     60

         Section 10.07     Maintenance of Insurance.........................................................     61

         Section 10.08     Limitation on Debt...............................................................     61

         Section 10.09     Limitation on Restricted Payments................................................     63

         Section 10.10     Limitation on Dividends and Other Payment Restrictions Affecting
                           Subsidiaries.....................................................................     63

         Section 10.11     Limitation on Liens Securing Certain Debt........................................     64

         Section 10.12     Limitation on Ownership of Capital Stock of Subsidiaries.........................     64

         Section 10.13     Transactions with Affiliates.....................................................     64

         Section 10.14     Offer to Purchase Upon Change of Control.........................................     65

         Section 10.15     Provision of Financial Information...............................................     66

         Section 10.16     Additional Amounts for Canadian Taxes............................................     66

         Section 10.17     Statement by Officers as to Default; Compliance Certificates.....................     67

         Section 10.18     Stay, Extension and Usury Laws...................................................     68

         Section 10.19     Indemnification of Judgment Currency.............................................     68

         Section 10.20     Additional Subsidiary Guarantees.................................................     68

         Section 10.21     Limitation on Investments........................................................     68

         Section 10.22     Limitation on Sale and Leaseback Transactions....................................     69

         Section 10.23     Rating...........................................................................     69

         Section 10.24     Asset Sales, Collateral Loss Events and Certain Other Events.....................     69

ARTICLE ELEVEN REDEMPTION AND PURCHASE OF SECURITIES........................................................     70

         Section 11.01     Optional Redemption..............................................................     70

         Section 11.02     Applicability of Article.........................................................     71

         Section 11.03     Election to Redeem; Notice to Trustee............................................     71

         Section 11.04     Selection by Trustee of Securities to Be Redeemed................................     71

         Section 11.05     Notice of Redemption.............................................................     71

                                TABLE OF CONTENTS
                                  (Continued)

                                                                                                                PAGE
         Section 11.06     Deposit of Redemption Price......................................................     72

         Section 11.07     Securities Payable on Redemption Date............................................     72

         Section 11.08     Securities Redeemed in Part......................................................     72

         Section 11.09     Offer to Purchase by Application of Surplus Proceeds.............................     73

         Section 11.10     Purchase Of Securities...........................................................     75

ARTICLE TWELVE GUARANTEES; COLLATERAL AND SECURITY..........................................................     75

         Section 12.01     Guarantee........................................................................     75

         Section 12.02     Limitation of Guarantor Liability................................................     76

         Section 12.03     Execution and Delivery of Subsidiary Guarantee...................................     76

         Section 12.04     Guarantors May Consolidate, Etc..................................................     77

         Section 12.05     Release of Guarantor Following Sale of Assets....................................     77

         Section 12.06     Collateral and Security Documents Generally......................................     77

         Section 12.07     Collateral Agent.................................................................     78

         Section 12.08     Custody of the Cash Collateral Account...........................................     78

         Section 12.09     Recording........................................................................     78

         Section 12.10     Authorization of Actions to Be Taken.............................................     79

         Section 12.11     Authorization of Receipt of Funds by the Trustee Under the
                           Collateral Documents.............................................................     80

         Section 12.12     Amendment of Collateral Documents................................................     80

         Section 12.13     Release of Collateral............................................................     80

         Section 12.14     Disposition of Collateral Without Release........................................     80

         Section 12.15     Purchaser Protected..............................................................     81

         Section 12.16     Form and Sufficiency of Release..................................................     81

         Section 12.17     Termination of Security Interest.................................................     82

         Section 12.18     Further Assurances...............................................................     82

ARTICLE THIRTEEN  CASH COLLATERAL ACCOUNT...................................................................     82

         Section 13.01     Cash Collateral Account..........................................................     82

         Section 13.02     Terms of Cash Collateral Account.................................................     83

ARTICLE FOURTEEN  LEGAL DEFEASANCE AND COVENANT DEFEASANCE..................................................     86

         Section 14.01     Effect Legal Defeasance or Covenant Defeasance...................................     86

                                TABLE OF CONTENTS
                                  (Continued)

                                                                                                                PAGE
         Section 14.02     Legal Defeasance and Discharge...................................................     86

         Section 14.03     Covenant Defeasance..............................................................     87

         Section 14.04     Conditions to Legal or Covenant Defeasance.......................................     87

         Section 14.05     Deposited Money and Government Securities to be Held in Trust;
                           Other Miscellaneous Provisions...................................................     88

         Section 14.06     Repayment to Company.............................................................     89

         Section 14.07     Reinstatement....................................................................     90

         Section 14.08     Termination of the Company's Obligation..........................................     90

EXHIBIT A FORM OF SUPPLEMENTAL INDENTURE

EXHIBIT B FORM OF SUBORDINATION PROVISIONS

            INDENTURE, dated as of July 27, 2004, between WESTERN FOREST PRODUCTS INC., a corporation organized and existing under the laws of Canada (the "Company"), having its principal office at Third Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9 and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (herein called the "Trustee").

                                    RECITALS

            The Company has duly authorized the creation of an issue of its 15% Secured Bonds due 2009 (the "Securities") of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

            All things necessary to make the Securities the obligations of the Company and to make this Indenture a valid agreement of the Company in accordance with its terms, have been done.

                   NOW, THEREFORE, THIS INDENTURE WITNESSETH:

            For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

                                   ARTICLE ONE

                        DEFINITIONS AND OTHER PROVISIONS
                             OF GENERAL APPLICATION

Section 1.01 Definitions.

            For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

                        (A) the terms defined in this Article have the meanings
                  assigned to them in this Article and include the plural as well as the singular;

                        (B) all other terms used herein which are defined in the
                  Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

                        (C) all accounting terms not otherwise defined herein
                  have the meanings assigned to them in accordance with generally accepted accounting principles (whether or not such is indicated herein), and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in Canada as consistently applied at the date of such computation;

                        (D) unless otherwise specifically set forth herein, all
                  calculations or determinations of a Person shall be performed or made on a consolidated basis in accordance with generally accepted accounting principles;

                        (E) the words "herein", "hereof" and "hereunder" and
                  other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

                        (F) unless the context otherwise requires, any reference
                  to a "Clause," an "Article" or a "Section", or to an "Exhibit" or a "Schedule", refers to a Clause, an Article or Section of, or to an Exhibit or a Schedule attached to, this Indenture, as the case may be; and

                        (G) unless the context otherwise requires, any reference
                  to a statue, rule or regulation refers to the same (including any successor statute, rule or regulation thereto) as it may be amended from time to time.

            Certain terms, used principally in Article Six, are defined in that Article.

            "Action", when used with respect to any Holder, has the meaning specified in Section 1.04.

            "Additional Amounts" has the meaning specified in Section 10.16.

            "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" (including the terms "controlling" and "controlled") when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that beneficial ownership of 30% or more of the voting securities of a Person shall be deemed to be control.

            "All or Substantially All" means, with respect to the sale or other disposition of the properties or assets of a Person, an amount representing greater than 50% of the book value of all the properties or assets of such Person, and, with respect to the sale or other disposition of the Capital Stock of a Person, a number of shares representing greater than 50% of the aggregate number of shares of such Capital Stock issued and outstanding, computed on a fully diluted basis, of such Person.

            "Asset Sale" means any transfer, sale, lease, conveyance or other disposition of any portion of the Collateral other than (w) dispositions permitted pursuant to Section 12.14, (x) any transfer, sale, lease, conveyance or other disposition of any portion of the Collateral that is machinery, equipment, furniture, apparatus, tools, implements or other similar property that is replaced in the ordinary course of business by similar property of at least equivalent utility to the operations in which it was or is intended to be used, (y) any disposition arising by virtue of a Condemnation, or (z) transfers, sales, conveyances or dispositions among any of the Company and the Guarantors that have provided the Collateral provided that the Lien under the Collateral Documents on any such Collateral remains in full force and effect without loss of priority or perfection.

            "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 6.14 to act on behalf of the Trustee to authenticate Securities.

            "Board of Directors" means either the board of directors of the Company or any duly authorized delegate of that board.

            "Board Resolution" means a copy of a resolution certified by an Officer of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

            "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York, New York or Toronto, Ontario are authorized or obligated by law or executive order to close.

            "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

            "Capital Markets Transaction" means any financing transaction whereby the Company or any of its Subsidiaries raises capital through a public offering or private placement of securities, but, for greater certainty, does not include any Debt permitted to be Incurred pursuant to Sections 10.08(ii), 10.08(iii) and 10.08(viii) or any refinancing thereof under Section 10.08(ix) or similar loan agreement with a bank or other financial institution that would not customarily be considered to constitute a security.

            "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, and membership interests, of such Person.

            "Cash Collateral Account" means one or more accounts established in the name of the Collateral Agent, and in the sole dominion and control of the Collateral Agent acting in accordance with written instructions from the Trustee or the Company in accordance with this Indenture, into which certain funds are required to be deposited by or on behalf of the Company under the terms of this Indenture.

            "Cash Equivalents" means (i) Canadian or U.S. dollars, (ii) securities issued or directly and fully guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers' acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case with any lender party to the Credit Facility or with any Canadian or U.S. commercial bank having capital and surplus in excess of $100 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within twelve months after the date of acquisition, and (vi) shares of money, mutual or similar funds having assets in excess of $100 million, at least 95% of the assets of which constitute Cash Equivalents of the types described in clauses
(i)-(v) above.

            "Change of Control" means the occurrence of any of the following:
(i) the sale, lease or transfer, in one or a series of related transactions, of All or Substantially All of the Company's assets (on a consolidated basis) to any Person or group (as such term is used in Section 13(d)(3) of the Exchange
Act), (ii) the adoption of a plan by the Company relating to the liquidation or dissolution of the Company, or (iii) the acquisition by any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) of a direct or indirect majority in interest (more than 50%) of the voting power of the Voting Stock of the Company by purchase or by way of merger, amalgamation, consolidation, wind up or otherwise.

            "Change of Control Offer" has the meaning specified in Section
10.14.

            "Change of Control Payment" has the meaning specified in Section 10.14.

            "Change of Control Payment Date" has the meaning specified in
Section 10.14.

            "Collateral" means all property and assets comprising charged property or collateral under any of the Collateral Documents and all other property or assets that become subject to a Lien in favor of the Collateral Agent.

            "Collateral Agent" means the agent or agents appointed by the Company from time to time pursuant to Section 12.07 and initially BNY Trust Company of Canada.

            "Collateral Documents" means all security agreements, pledge agreements, deeds of trust, mortgages or any other documents executed by any one or more of the Company and the Guarantors creating a Lien that secures the Securities or the Subsidiary Guarantees.

            "Collateral Loss Event" has the meaning specified in Section
10.24(b).

            "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

            "Company Request" or "Company Order" means a written request or order signed by two Officers of the Company and delivered to the Trustee.

            "Condemnation" means any taking of the Collateral or any part thereof, in or by condemnation, expropriation or similar proceeding, eminent domain proceedings, seizure or forfeiture, pursuant to any law, general or special, or by reason of the temporary requisition of the use or occupancy of the Collateral or any part thereof, by any federal, provincial, municipal or local government or quasi-governmental agency or authority, including without limitation any action taken by the Government of Canada or of any province or territory thereof or by any authority or agency therein whereby any portion of any of the Company's or any Subsidiary's forest tenures, tree farm or forest licenses or similar rights included in the Collateral are reduced or taken.

            "Consolidated Net Worth" means, with respect to any Person as of any date, the consolidated shareholders' equity of such Person less the amount of such shareholders' equity attributable to Redeemable Stock, as determined in accordance with generally accepted accounting principles.

            "Corporate Trust Office" means the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which is, at the date as of which this Indenture is dated, located at 101 Barclay Street, New York, NY 10286.

            "corporation" means a corporation, association, company, joint-stock company, limited liability company, partnership or business trust.

            "Credit Facility" means the Credit Agreement, dated as of July 27, 2004, between the Company and certain of its Affiliates and CIT Business Credit Canada Inc., as Lender, as amended or restated from time to time, and any renewal, extension, refinancing, refunding or replacement thereof, in whole or in part, including with other lenders or agents, regardless of whether any other portion of the Credit Facility was outstanding or in effect at the time of such renewal, extension, refinancing, refunding or replacement.

            "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, (vi) all Receivables Sales of such Person, together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, (vii) all Redeemable Stock issued by such Person, (viii) if such Person is a Subsidiary of the Company, all Preferred Stock issued by such Person, (ix) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party, (x) every obligation under

Interest Rate, Currency or Commodity Price Agreements of such Person and (xi) every obligation of the type referred to in clauses (i) through (x) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed. The "amount" or "principal amount" of Debt at any time of determination as used herein represented by (a) any contingent Debt, shall be the maximum principal amount thereof, (b) any Debt issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with generally accepted accounting principles, (c) any Receivables Sale, shall be the amount of the principal Investment of the purchaser (other than the Company or a Wholly Owned Subsidiary of the Company) therein, excluding amounts representative of yield or interest earned on such Investment, (d) any Redeemable Stock, shall be the maximum fixed redemption or repurchase price in respect thereof, and (e) any Preferred Stock, shall be the maximum voluntary or involuntary liquidation preference plus accrued and unpaid dividends in respect thereof, in each case as of such time of determination. Notwithstanding the foregoing, any (i) trade payables arising from the purchase of goods or materials or the provision of services in the ordinary course of business, (ii) reimbursement obligations with respect to commercial letters of credit issued in the ordinary course of business, (iii) liability for federal, state, provincial, local or other Taxes, or (iv) contingent obligations in respect of customary indemnification or purchase price adjustment obligations incurred in connection with any sale of assets shall be deemed not to be "Debt."

            "Defaulted Interest" has the meaning specified in Section 3.07.

            "Dollars" and "$" means currency of the United States of America, unless otherwise noted.

            "Event of Default" has the meaning specified in Section 5.01.

            "Exchange Act" means the Securities Exchange Act of 1934, as it may be amended and any successor act thereto.

            "Excluded Holder" has the meaning specified in Section 10.16.

            "Expiration Date" has the meaning specified in Section 1.04.

            "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any express obligation of such Person in favor of the holder of such Debt (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed" and "Guaranteeing" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business or letters of credit or bankers' acceptances issued by third parties and reimbursement obligations in respect thereof.

            "Guarantor" means (i) all of the Subsidiaries of the Company as of the date of this Indenture, excluding Pulpco, and (ii) any other Subsidiary that executes a Guarantee of the obligations of the Company under the Securities and this Indenture in accordance with the provisions of this Indenture, and their respective successors and assigns.

            "Holder" means a Person in whose name a Security is registered in the Security Register.

            "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation including by acquisition of the obligor of such Debt or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt, and neither the accrual of interest nor the accrual of original issue discount shall be deemed to be an Incurrence of Debt.

            "Indenture" means this instrument as originally executed or as it may from time to time be supplemented, amended or restated by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

            "Intercreditor Agreement" means the Inter-Creditor Agreement, dated as of July 27, 2004, among the Company, Pulpco, the Trustee and the Lender under the Credit Facility governing the relative rights and priorities of the parties with respect to certain of the Collateral.

            "Interest Payment Date" means the Stated Maturity of an installment of interest on the Securities.

            "Interest Rate, Currency or Commodity Price Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is primarily dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

            "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person (from such Person or from a third party), but shall not include (i) trade accounts receivable in the ordinary course of business in accordance with normal trade practices, (ii) any non-cash consideration received in satisfaction of judgments or claims, (iii) Permitted Interest Rate, Currency or Commodity Price Agreements, (iv) loans and advances to employees made in the ordinary course of business, (v) the repurchase of securities of any Person by such Person, (vi) any acquisition of assets, Capital Stock, or other securities of any Person by such Person for consideration consisting solely of Capital Stock (other than Redeemable Stock) of such Person and (vii) prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar documents.

            "Issuance Date" means July 27, 2004.

            "Judgment Currency" has the meaning specified in Section 10.19.

            "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, encumbrance, preference, trust (whether actual or deemed by law), priority or other security agreement or preferential arrangement of any kind or nature whatsoever having the effect of securing such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

            "Material Subsidiary" means any Subsidiary that beneficially owns assets having a book value greater than Cdn$2,500,000 or that is otherwise required to become a Guarantor pursuant to Section 10.20.

            "Maturity", when used with respect to any Security, means the date on which the principal of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

            "Moody's" means Moody's Investors Service, Inc. and its successors.

            "Net Proceeds" means the aggregate cash proceeds, Cash Equivalents and any other assets received by the Company or any of its Subsidiaries in respect of any Asset Sale, the Pulpco Note, any Softwood Duty Settlement, any Capital Markets Transaction or any Collateral Loss Event, net of (i) the direct costs relating to such event (including, without limitation, legal, accounting and investment banking fees, and sales commissions), (ii) any relocation expenses incurred as a result thereof, (iii) provisions for Taxes payable within 12 months as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iv) any reserve or adjustment in respect of the sale price of such asset or assets, and (v) any amounts applied to the repayment of any Debt secured by a Lien on assets that are the subject of such Asset Sale.

            "Notice of Default" has the meaning specified in Section 5.01.

            "Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of such Person.

            "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company and delivered to the Trustee.

            "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, and who shall be reasonably acceptable to the Trustee.

            "Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

                  (i) Securities theretofore canceled by the Trustee or
            delivered to the Trustee for cancellation;

                  (ii) Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

                  (iii) Securities which have been paid pursuant to Section 3.07 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Securities owned by the Company or any other obligor upon the Securities or any Subsidiary or Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Subsidiary or Affiliate of the Company or of such other obligor.

            "pari passu", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt
(a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

            "Paying Agent" means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Securities on behalf of the Company.

            "Permitted Interest Rate, Currency or Commodity Price Agreement" of any Person means any Interest Rate, Currency or Commodity Price Agreement entered into with one or more institutions that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred, or in the case of currency or commodity protection agreements, against currency exchange rate or commodity price fluctuations, and not for purposes of speculation.

            "Permitted Investments" means (a) any Investments in the Company or in a Subsidiary of the Company; (b) any Investments in Cash Equivalents; (c) any Investments by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Subsidiary of the Company or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys All or Substantially All of its assets to, or is liquidated into, the Company or a Subsidiary of the Company; (d) any acquisition of assets in exchange for Capital Stock of the Company; or (e) any Investments in securities of trade creditors or customers received in settlement of obligations that arose in the ordinary course of business pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers.

            "Permitted Liens" means (a) Liens created by the Securities, this Indenture or the Collateral Documents (the "Securities Liens"); (b) Liens securing Debt permitted under clause (ii) of Section 10.08, including any Liens securing Guarantees thereof under clause (iv) of Section 10.08; (c) Liens securing Debt permitted under clause (iii) of Section 10.08; (d) Liens securing Debt permitted under clause (vii) of Section 10.08 that are pari passu with the Liens securing the Securities; (e) Liens securing Debt permitted under clause
(viii) of Section 10.08 that are junior in priority to the Securities Liens; (f) Liens securing Debt permitted under clause (ix) of Section 10.08 provided, that such Liens do not extend to or cover any assets or property other than the assets or property which secure the Debt to be refinanced; (g) Liens in favor of the Company or any Subsidiary that are subordinated to any Liens on the Collateral in favor of the Collateral Agent; (h) the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by the Company or any of its Subsidiaries and which does not have a material adverse effect on the ability of the Company and its Subsidiaries to operate the subject property; (i) any Lien imposed by law dealing with materialmen's, mechanics', workmen's, repairmen's, warehousemen's, builders', landlords', vendors' or carriers' Liens created by law, or deposits or pledges or other similar Liens imposed by law arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by an appropriate proceeding; (j) reservations, limitations, provisos and conditions expressed in any original grants from the Crown which do not materially adversely impair the use of the subject property by the Company or a Subsidiary; (k) servitudes, licenses, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, servitudes, licenses, easements, rights-of-ways and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cable) which do not in the aggregate materially adversely impair the use of the subject property by the Company or a Subsidiary or with respect to which the Company or any of its Subsidiaries has made satisfactory arrangements for relocation so that such use will not in the aggregate be materially and adversely impaired; (l) zoning and building by-laws and ordinances, municipal by-laws and regulations, and restrictive covenants, which do not materially adversely interfere with the use of the subject property by the Company or a Subsidiary; (m) Liens for Taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, that any reserve or other appropriate provision as shall be required in conformity with generally accepted accounting principles shall have been made therefor; and (n) with respect to personal property only, Liens registered pursuant to the Personal Property Security Act (British Columbia) and similar legislation in other provinces or jurisdictions exclusively relating to property and assets subject to equipment leases that are not Capital Lease Obligations.

            "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

            "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.07 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

            "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

            "Pulpco" means Western Pulp Limited, a corporation organized and existing under the laws of Canada and a Wholly-Owned Subsidiary of the Company.

            "Pulpco Note" means the Secured Term Promissory Note of Pulpco, dated July 27, 2004, in favor of Western Pulp Limited Partnership, in the aggregate principal amount of Cdn.$110,000,000.

            "Purchase Date" has the meaning specified in Section 11.09.

            "Purchase Money Debt" of any Person means Debt of such Person secured by a Lien on real or personal property of such Person which Debt (a) constitutes all or a part of the purchase price or construction cost of such property or (b) is Incurred prior to, at the time of or within 270 days after the acquisition or substantial completion of such property for the purpose of financing all or any part of the purchase price or construction cost thereof; provided, however, that (x) the Debt so Incurred does not exceed 100% of the purchase price or construction cost of such property and reasonable fees and expenses Incurred in connection therewith, (y) any Lien securing such Debt does not extend to or cover any property other than such item of property and any improvements on such item and (z) the purchase price or construction cost for such property is or should be included in "addition to property, plant and equipment" in accordance with generally accepted accounting principles.

            "Rating Agency" means S&P or Moody's.

            "Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

            "Receivables Sale" of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purpose of collection and not as a financing arrangement.

            "Redeemable Stock" of any Person means any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is, or upon the occurrence of an event or passage of time would be, required to be redeemed or purchased (pursuant to any sinking fund obligation or otherwise), or at the option of the holder thereof is redeemable, in each case for cash or securities constituting Debt, or is convertible into or exchangeable for Debt, in whole or in part, at any time prior to the final Stated Maturity of the Securities.

            "Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

            "Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture, calculated as set forth in Section 11.01. The amount, if any, by which the Redemption Price with respect to any Security exceeds the principal amount thereof shall be considered to be "premium" for all purposes under this Indenture.

            "Regular Record Date" for the interest payable on any Interest Payment Date means the 15th of June or 15th of December (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

            "Reinvestment Reserve" means, at any time, the aggregate amount in all Officers' Certificates delivered at or prior to such time pursuant to
Section 10.24(d) identified as required by the Company for the purchase of or investment in Replacement Collateral minus the aggregate of (without duplication):

            (a) any amounts included in such Officers' Certificates that were delivered more than 12 months prior to such time; and

            (b) any amounts released prior to such time from a Cash Collateral Account pursuant to Section 13.02 to fund the purchase of or investment in Replacement Collateral; and

            (c) any amounts included in such Officers' Certificates in respect of which the Company has completed the purchase of or investment in the Replacement Collateral to which such Officers' Certificate relates.

            "Replacement Collateral" means, at any relevant date in connection with an Asset Sale or Collateral Loss Event, assets, other than existing Collateral, which will be used or useful in the operations in which the property or assets disposed of, lost or destroyed were used and which on such date (a) constitute similar assets to Collateral disposed of, lost or destroyed (and do not constitute Capital Stock of any Person); (b) if not already owned by the Company or a Subsidiary, are acquired by the Company (or a Subsidiary) at a purchase price which does not exceed their fair market value; (c) if already owned by the Company or a Subsidiary, are at least equal to the fair market value of the Collateral disposed of, lost or destroyed; and (d) are free and clear of all Liens other than Permitted Liens and in the Opinion of Counsel are subject to a perfected Lien under the Collateral Documents.

            "Responsible Officer", when used with respect to the Trustee, means any officer within the corporate trust division of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

            "Restricted Payments" means (a) any dividend or other distribution (whether in cash or other property, but excluding any dividend or distribution of shares of Capital Stock of the Company or any of its Subsidiaries) with respect to any equity interest in or shares of any class of Capital Stock of the Company or any of its Subsidiaries; or (b) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any equity interest in or shares of any class of Capital Stock of the Company or any of its Subsidiaries or any option, warrant or other right to acquire any such equity interest in or shares of Capital Stock of the Company or any of its Subsidiaries.

            "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., and its successors.

            "Sale and Leaseback Transaction" of any Person means an agreement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person, for a term of more than 30 months, of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

            "Securities" has the meaning specified in the first paragraph of the recitals to this instrument.

            "Securities Act" means the Securities Act of 1933, as it may be amended and any successor act thereto.

            "Security Register" and "Security Registrar" have the respective meanings specified in Section 3.06.

            "Softwood Duty Settlement" means any settlement or resolution of the challenges brought by the Canadian government and various Canadian lumber companies under the provisions of the North American Free Trade Agreement and before the World Trade Organization with respect to countervailing and anti-dumping duties imposed by the U.S. Department of Commerce on softwood lumber shipments to the United States resulting in a repayment to the Company of all or any portion of such duties paid prior to such settlement or dispute.

            "Special Record Date" for the payment of any Defaulted Interest or interest deferred under Section 3.12 means a date fixed by the Trustee pursuant to Section 3.08 or Section 3.12, as applicable.

            "Stated Maturity", when used with respect to any Security or any installment of interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

            "Subsidiary Guarantee" means the Guarantee by each Guarantor set forth under Section 12.01 hereof of the Company's payment obligations under this Indenture and the Securities, executed pursuant to the provisions of this Indenture.

            "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

            "Surplus Proceeds" at any time means the aggregate of all amounts then held in Cash Collateral Accounts pursuant to Section 10.24 minus (i) an amount equal to the Working Capital Reserve at such time and (ii) an amount equal to the Reinvestment Reserve at such time.

            "Surplus Proceeds Offer" has the meaning specified in Section 11.09.

            "Taxes" has the meaning specified in Section 10.16.

            "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

            "Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

            "Vice President", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president."

            "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

            "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

            "Working Capital Reserve" at any time means a reserve determined by the Board of Directors in good faith at such time as the cash and Cash Equivalents, taking into account "Availability" under, and as defined in, the Credit Facility (i.e., the Working Capital Reserve shall be reduced by the amount of such Availability), required by the Company to ensure that it has adequate working capital over the next succeeding four fiscal quarters of the Company to fund its operations consistent with its business plan, such determination to be evidenced by a resolution of the Board of Directors filed with the Trustee accompanied by an Officers' Certificate as to the financial projections on which such determination is based.

Section 1.02 Compliance Certificates and Opinions.

            Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an Officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirement set forth in this Indenture.

            Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include (in form reasonably satisfactory to the Trustee):

                        (A) a statement that each individual signing such
                  certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

                        (B) a brief statement as to the nature and scope of the
                  examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                        (C) a statement that, in the opinion of each such
                  individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (which, in the case of an Opinion of Counsel and may be limited to reliance on an Officers' Certificate as to matters of fact); and

                        (D) a statement as to whether, in the opinion of each
                  such individual, such condition or covenant has been complied with.

Section 1.03 Form of Documents Delivered to Trustee.

            In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such eligible and qualified Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

            Any certificate or opinion of an Officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Company stating that the information with respect to such factual matters is in the possession of the Company unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

            Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.04 Actions of Holders; Record Date.

            Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee in accordance with Section 1.05 hereof, and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Action" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

            The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

            The ownership of Securities shall be proved by the Security
Register.

            Any request, demand, authorization, direction, notice, consent, waiver or other Action of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

            The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities, provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such matter referred to in the foregoing sentence, the record date for any such matter shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 7.01) prior to such first solicitation. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities in the manner set forth in Section 1.06.

            The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.02, (iii) any request to institute proceedings referred to in Section 5.07(B) or (iv) any direction referred to in Section 5.12. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities in the manner set forth in Section 1.06.

            With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the "Expiration Date" and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities in the manner set forth in Section 1.06, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

            Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 1.05 Notices, Etc., to Trustee, the Company and the Guarantors.

            Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

                        (A) the Trustee by any Holder or by the Company or any
                  Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing, delivered in person or mailed by first-class postage prepaid (registered or certified, return receipt requested), to or with the Trustee at its Corporate Trust Office, or at such other address furnished in writing to the Holders, the Company or any Guarantor by the Trustee, or, with respect to notices by the Company or any Guarantor, transmitted by facsimile transmissions (confirmed by guaranteed overnight courier) to the following facsimile number: (212) 815-5802 or to any other facsimile number previously furnished in writing to the Company by the Trustee, or

                        (B) the Company or any Guarantor by the Trustee or by
                  any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company or Guarantor addressed to the Company at the address of its principal office specified in the first paragraph of this instrument or at such other address furnished in writing to the Trustee by the Company or with respect to notices by the Trustee, transmitted by facsimile transmissions (confirmed by overnight courier) to the following facsimile number: (250) 748-6045 or to any other facsimile number previously furnished in writing to the Trustee by the Company.

Section 1.06 Notice to Holders; Waiver.

            Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice, with a copy to the Trustee at the same time mailed or delivered in accordance with Section 1.05(A) hereof. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

            If by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 1.07 Conflict with Trust Indenture Act.

            The Company and the Trustee agree to comply with the provisions of the Trust Indenture Act as though this Indenture, the Company and the Trustee were governed thereby; provided, however that if any provision of this Indenture conflicts with, modifies or excludes any provision of the Trust Indenture Act, such provision shall control.

Section 1.08 Effect of Headings and Table of Contents.

            The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.09 Successors and Assigns.

            All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 1.10 Separability Clause.

            In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.11 No Personal Liability of Directors, Officers, Employees and Stockholders.

            No past, present or future director, Officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or such Guarantor under the Securities, the Guarantees, this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting any Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

Section 1.12 Benefits of Indenture.

            Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.13 Governing Law.

            THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 1.14 Legal Holidays.

            In any case where any Interest Payment Date, Redemption Date, Change of Control Payment Date, Purchase Date or Stated Maturity of any Security shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Securities) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, Change of Control Payment Date or Purchase Date, or at the Stated Maturity, provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, Change of Control Payment Date, Purchase Date or Stated Maturity, as the case may be.

Section 1.15 Consent to Service; Jurisdiction.

            The Company, the Guarantors and the Trustee agree that any legal suit, action or proceeding arising out of or relating to this Indenture, and the Company and the Guarantors agree that any legal suit, action or proceeding arising out of or relating to the Securities, may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, New York, waive any objection which they may now or hereafter have to the laying of the venue of any such legal suit, action or proceeding, waive any immunity from jurisdiction or to service of process in respect of any such suit, action or proceeding, and irrevocably submit to the jurisdiction of any such court in any such suit, action or proceeding. The Trustee further submits to the non-exclusive jurisdiction of the courts of the Province of Ontario, Canada in any legal suit, action or proceeding arising out of or relating to this Indenture; provided, that the rights, duties and obligations of the Trustee hereunder shall be governed by New York law as provided herein. The Trustee hereby designates and appoints BNY Trust Company of Canada, 4 King Street West, Suite 1101, Toronto, Ontario M5H 1B6 as its authorized agent upon which process may be served in any legal suit, action or proceeding arising out of or relating to this Indenture which may be instituted in any federal or state court in the Province of Ontario, Canada and agrees that service of process upon such agent, and written notice of said service to the Trustee by the Person serving the same, shall be deemed in every respect effective service of process upon the Trustee, in any such suit, action or proceeding. The Company and the Guarantors further submit to the jurisdiction of the courts of their own corporate domicile in any legal suit, action or proceeding arising out of or relating to this Indenture or the Securities. The Company and the Guarantors hereby designate and appoint CT Corporation System, 1633 Broadway, New York, New York 10019 as their authorized agent upon which process may be served in any legal suit, action or proceeding arising out of or relating to this Indenture or the Securities which may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, New York, and agree that service of process upon such agent, and written notice of said service to the Company by the Person serving the same, shall be deemed in every respect effective service of process upon the Company or any Guarantor, as the case may be, in any such suit, action or proceeding and further designate their domicile, the domicile of CT Corporation System specified above and any domicile CT Corporation System may have in the future as its domicile to receive any notice hereunder (including service of process). If for any reason CT Corporation System (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, the Company will promptly appoint a successor agent for this purpose reasonably acceptable to the Trustee. The Company agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect.

                                   ARTICLE TWO

                                 SECURITY FORMS

Section 2.01 Forms Generally.

            The Securities and the Trustee's certificates of authentication shall be in substantially the form set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with any law or rule of any securities exchange or as may be, consistently herewith, determined by the Officers executing such Securities, as evidenced by their execution of the Securities.

            The definitive Securities shall be printed, lithographed or engraved or produced by any combination of these methods on steel engraved borders or may be produced in any other manner, all as determined by the Officers executing such Securities, as evidenced by their execution of such Securities.

Section 2.02 Form of Face of Security.

            (a) Securities Legend. To the extent required by applicable law, the Securities issued under this Indenture will bear a legend substantially in the following form until such legend is no longer required under the relevant applicable securities laws:

            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR PLEDGED IN THE UNITED STATES, OR OTHERWISE TRANSFERRED TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S")), ONLY IF SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT, OR IF THEY ARE BEING OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED (A) TO WESTERN FOREST PRODUCTS INC. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A") TO A PERSON WHOM THE TRANSFEROR REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A ("QIB") OR FOR THE ACCOUNT OF A QIB TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE UPON RULE 144A OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE DELIVERED. IF THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.

            Subject to the Company's right to refuse to allow, recognize or effect any transfer of the Securities that would constitute or result in a violation of any applicable law, including securities laws, and the Company's right to require an opinion of counsel or other evidence satisfactory to it that any proposed transfer of the Securities would not constitute or result in a violation of any applicable law, including any applicable securities laws, the foregoing legend may be removed from the Securities in the following circumstances: (i) if such Securities are proposed to be offered or sold or otherwise transferred in accordance with Rule 904 of Regulation S and the Company is a "foreign issuer" within the meaning of Regulation S at the time of transfer, and the Holder provides to the Company or the Registrar a duly executed Rule 904 declaration in a form satisfactory to the Company; or (ii) if such Securities are proposed to be offered or sold or otherwise transferred in accordance with Rule 144 under the Securities Act, and the holder of such Securities delivers to the Company an opinion of counsel, of recognized standing reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company and to the effect that the above legend is no longer required under the Securities Act or applicable state securities laws.

            (b) Tax Legend.

            THIS SECURITY WAS ISSUED WITH "ORIGINAL ISSUE DISCOUNT" (AS DEFINED IN SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). IF YOU ARE A UNITED STATES TAXPAYER, YOU MAY CONTACT THE CHIEF FINANCIAL OFFICER OR CORPORATE SECRETARY OF THE COMPANY AT 3RD FLOOR, 435 TRUNK ROAD, DUNCAN, BRITISH COLUMBIA, CANADA, V9L 2P9, PHONE: 250 748 3711, WHO WILL PROVIDE YOU WITH ANY REQUIRED INFORMATION REGARDING THE ORIGINAL ISSUE DISCOUNT.

                          WESTERN FOREST PRODUCTS INC.

                           15% Secured Bonds due 2009

CUSIP No. [             ]

No.  ______________                                              $________

            Western Forest Products Inc., a corporation duly organized and existing under the laws of Canada (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________________ Dollars (such amount the "principal amount" of this Security) on July 28, 2009 and to pay interest thereon from July 27, 2004 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable in arrears semi-annually on June 30 and December 31 in each year, commencing December 31, 2004 at the rate of 15% per annum, until the principal hereof is paid or made available for payment, provided that the Company shall be entitled to defer the payment of up to one-half of the interest payable on any Interest Payment Date in the manner and subject to the terms and conditions set forth in Section 3.12 of the Indenture, and provided, further, that any amount of principal of (and premium, if any) and interest on this Security which is overdue shall bear interest (to the extent that payment thereof shall be legally enforceable) at the rate of 17% per annum, from the date such amount is due to the day it is paid or made available for payment, and such overdue interest shall be payable on demand.

            The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the June 15 or December 15 (whether or not a Business
Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on the relevant Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee in accordance with Section 3.08 of the Indenture, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Interest on this Security shall be computed on the basis set forth in the Indenture.

            Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, New York, maintained for such purpose and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided further that all payments of the principal (and premium, if any) and interest on Securities, the Holders of which have given wire transfer instructions to the Company or its agent at least 10 Business Days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Security to the Paying Agent.

            Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

            Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

            IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

                                                WESTERN FOREST PRODUCTS INC.

                                                By:_____________________________

Section 2.03 Form of Reverse of Security.

            This Security is one of a duly authorized issue of Securities of the Company designated as its 15% Secured Bonds due 2009 (herein called the "Securities"), limited in aggregate principal amount to $221,000,000, issued on July 27, 2004, and to be issued under an Indenture, dated as of July 27, 2004 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), among the Company, the Guarantors party thereto, and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantors, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.

            The Company will pay to each Holder, other than an Excluded Holder, certain Additional Amounts in the event of the withholding or deduction of certain Canadian Taxes as described in the Indenture.

            The Company may elect to defer payment of up to one-half of interest payable on any Interest Payment Date, which deferral may continue for up to ten consecutive semi-annual periods but in any event shall not continue beyond Maturity. All interest so deferred will bear interest at a rate of 15% and shall be payable on each Interest Payment Date occurring during the Deferral Period.

            The Securities are subject to redemption at the Company's option upon not less than 30 nor more than 60 days' notice by mail, at any time on or after July 28, 2005, as a whole or in part, at the election of the Company, at a Redemption Price equal to a percentage of the principal amount of the Securities as set forth in the Indenture, together with accrued interest to but excluding the Redemption Date. In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed or unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

            The Indenture provides that, subject to certain conditions, if a Change of Control occurs, the Company shall be required to make a Change of Control Offer for all or a specified portion of the Securities. Also, under
Section 11.09 of the Indenture, the Company shall be required to make a Surplus Proceeds Offer to purchase the Securities as set forth therein.

            The Securities do not have the benefit of any sinking fund obligations.

            If an Event of Default shall occur and be continuing, the principal of all the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

            The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company, the Guarantors and the rights of the Holders of the Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities, to waive compliance by the Company or the Guarantors with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

            As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than a majority in principal amount of Securities at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity and the Trustee shall not have received from the Holders of a majority in principal amount of Securities at the time Outstanding a direction inconsistent with such request and shall have failed to institute any such proceeding for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to certain suits described in the Indenture, including any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein (or, in the case of redemption, on or after the Redemption Date or, in the case of any purchase of this Security required to be made pursuant to a Change of Control Offer or Surplus Proceeds Offer, on the Change of Control Payment Date or the Purchase Date, as the case may be).

            No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

            As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in the Borough of Manhattan, The City of New York, New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

            The Securities are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

            No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

            Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

            Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months. The yearly rate of interest for any period less than one year to which interest at a stated rate computed on the basis of a year of 360 days consisting of twelve 30-day months is equivalent is the stated rate multiplied by a fraction of which (a) the numerator is the product of (i) the actual number of days in the calendar year in which the first day of the relevant period falls and (ii) the sum of (A) the product of (x) 30 and (y) the number of complete months elapsed in the relevant period and (B) the actual number of days elapsed in any incomplete month in the relevant period, and (b) the denominator is the product of (i) 360 and (ii) the actual number of days in the relevant period.

            All Securities issued under the Indenture rank equally and ratably without priority or preference. This Security is a direct obligation of the Company and is guaranteed by the Guarantors, which obligations are secured by Liens on substantially all of the assets of the Company and the Guarantors. Such Liens and certain provisions of the Indenture are subject to the terms of the Intercreditor Agreement.

            All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

            The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

                       OPTION OF HOLDER TO ELECT PURCHASE

            If you want to elect to have this Security purchased in its entirety by the Company pursuant to Section 10.14 or Section 11.09 of the Indenture, check the box:

            [ ]

            If you want to elect to have only a part of this Security purchased by the Company pursuant to Section 10.14 or Section 11.09 of the Indenture, state the amount:

            $

Dated:                                   Your Signature:  ______________________
                                             (Sign exactly as name appears on
                                              the other side of this Security)

Signature Guarantee:____________________________
                        (Signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company)

Section 2.04 Form of Trustee's Certificate of Authentication.

            This is one of the Securities referred to in the within-mentioned Indenture.

                                                THE BANK OF NEW YORK,
                                                as Trustee

                                                By:_____________________________
                                                    Authorized Officer

                                  ARTICLE THREE

                                 THE SECURITIES

Section 3.01 Title and Terms.

            The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is limited to $221,000,000 except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to Section 3.04, 3.05, 3.06, 9.06 or 11.08 or 11.09 or in connection with a Change of Control Offer or Surplus Proceeds Offer pursuant to Section 10.14 or 11.09.

            The Securities shall be known and designated as the "15% Secured Bonds due 2009" of the Company. Their Stated Maturity shall be July 28, 2009 and they shall bear interest at the rate of 15% per annum, from July 27, 2004 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, payable semi-annually in arrears on June 30 and December 31, commencing December 31, 2004, until the principal thereof is paid or made available for payment, provided that the Company shall be entitled to defer the payment of up to one-half of the interest payable on any Interest Payment Date in the manner and subject to the terms and conditions set forth in
Section 3.12, and provided, further, that any amount of principal of (and premium, if any) and interest on this Security which is overdue shall bear interest (to the extent that payment thereof shall be legally enforceable) at the rate of 17% per annum, from the date such amount is due to the day it is paid or made available for payment, and such overdue interest shall be payable on demand.

            The principal of (and premium, if any) and interest on the Securities shall be payable at the office or agency of the Company in the Borough of Manhattan, The City of New York, New York maintained for such purpose and at any other office or agency maintained by the Company for such purpose; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided further that all payments of the principal (and premium, if any) and interest on Securities, the Holders of which have given wire transfer instructions to the Company or its agent at least 10 Business Days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions.

            The Securities shall be subject to repurchase by the Company pursuant to a Change of Control Offer or Surplus Proceeds Offer as provided in
Section 10.14 and 11.09.

            The Securities shall be redeemable as provided in Article Eleven.

            The Securities shall not have the benefit of any sinking fund obligation.

Section 3.02 Denominations.

            The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 and any integral multiples thereof.

Section 3.03 Execution, Authentication, Delivery and Dating.

            The Securities shall be executed on behalf of the Company by any one Officer of the Company whose signature may be manual or facsimile.

            Securities bearing the manual or facsimile signature of an individual who was at any time the proper officer of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office at the time of the authentication and delivery of such Securities or did not hold such office at the date of such Securities.

            At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities as provided in this Indenture and not otherwise.

            Each Security shall be dated the date of its authentication.

            No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

Section 3.04 Temporary Securities.

            Pending the preparation of definitive Securities, the Company may execute, and upon a Company Order, the Trustee shall, authenticate and deliver temporary Securities, which Securities are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Officer executing such Securities may determine, as evidenced by their execution thereof.

            If temporary Securities are issued, the Company will cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at any office or agency of the Company designated pursuant to Section 10.02, without charge to the Holder. Upon surrender for cancellation (which cancellation shall be only by the Trustee) of any one or more temporary Securities, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations. Until so exchanged, the temporary Securities shall in all respects be entitled to the same rights and benefits under this Indenture as definitive Securities.

Section 3.05 Transfer.

            All Securities issued under this Indenture may be transferred, sold or otherwise disposed of only in accordance with applicable securities laws and after the Holder proposing to make such transfer provides any certification, document, opinion of counsel or other information requested by the Company or the Registrar or required by law to be provided in connection with such transfer, sale or other disposition.

Section 3.06 Registration, Registration of Transfer and Exchange.

            The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company designated pursuant to Section 10.02 being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers and exchanges of Securities. The Trustee is hereby appointed "Security Registrar" for the purpose of registering Securities and transfers and exchanges of Securities as herein provided.

            Upon surrender for registration of transfer of any Security at an office or agency of the Company designated pursuant to Section 10.02 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of any authorized denominations, of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

            At the option of the Holder, and subject to the other provisions of this Section 3.06, Securities may be exchanged for other Securities of any authorized denominations, of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture upon surrender of the Securities to be exchanged at any such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

            All Securities issued upon any registration of transfer or exchange of Securities under this Article Three or otherwise shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

            Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

            No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 3.03, 3.04, 3.05, 3.06, 9.06, 10.15 or 11.08 not
involving any transfer.

            The Company and the Trustee shall not be required (i) to issue, register the transfer of, or exchange any Security during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Securities selected for redemption under Section 11.04 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

Section 3.07 Mutilated, Destroyed, Lost and Stolen Securities.

            If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

            If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by either of them to save each of them and any agent of either of them completely harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

            In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay the amount due and payable under such Security.

            Upon the issuance of any new Security under this Section, the Company and the Trustee (without duplication) may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee and reasonable attorneys' fees) connected therewith.

            Every new Security issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company evidencing the same Debt as the mutilated, destroyed, lost or stolen Security, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

            The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 3.08 Payment of Interest; Interest Rights Preserved.

            Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

            Any interest on any Security that is not punctually paid or duly provided for on any Interest Payment Date, including for greater certainty any interest that is deferred pursuant to Section 3.12 (herein called "Defaulted Interest"), shall forthwith cease to be payable to the Person that was the Holder of such Security on the relevant Regular Record Date by virtue of having been such Holder on such date. Such Defaulted Interest shall be paid by the Company to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner: the Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the sole expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder at his address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date.

            Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 3.09 Persons Deemed Owners.

            Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.08) interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 3.10 Cancellation.

            All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any Change of Control Offer or Surplus Proceeds Offer pursuant to Section 10.14, Section 11.09 or Article Eleven shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly canceled by it and only by it. The

Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly canceled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by this Indenture. All canceled Securities held by the Trustee shall be disposed of as directed by a Company Order.

Section 3.11 Computation of Interest.

                  (a) Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.

                  (b) The yearly rate of interest for any period less than one year to which interest at a stated rate computed on the basis of a year of 360 days consisting of twelve 30-day months is equivalent is the stated rate multiplied by a fraction of which (a) the numerator is the product of (i) the actual number of days in the calendar year in which the first day of the relevant period falls and (ii) the sum of (A) the product of (x) 30 and (y) the number of complete months elapsed in the relevant period and (B) the actual number of days elapsed in any incomplete month in the relevant period, and (b) the denominator is the product of (i) 360 and (ii) the actual number of days in the relevant period.

Section 3.12 Deferral of Interest.

            Upon notice to the Trustee, and provided no Event of Default shall have occurred and be continuing, the Company may, if considered advisable by the Board of Directors, defer payment of up to one-half of the interest payable on any Interest Payment Date (including, for greater certainty, one-half of any interest payable in respect of interest deferred pursuant to this Section 3.12) without the consent of the Trustee or the Holders; provided, that no such deferral shall continue for more than 10 consecutive semi-annual periods or in any event, beyond Maturity (any such period, a "Deferral Period"). All interest on the Securities deferred pursuant to this Section 3.12 will bear interest at a rate of 15%, which shall be paid on each Interest Payment Date occurring during the Deferral Period. The Company may pay the interest deferred pursuant hereto at any time during the Deferral Period but in any event no later than the earlier of the last day of such Deferral Period and at Maturity.

                                  ARTICLE FOUR

                           SATISFACTION AND DISCHARGE

Section 4.01 Satisfaction and Discharge of Indenture.

            This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, on written demand of and at the sole expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture (including, but not limited to, Article Twelve hereof), when

                        (A) either

                  (1) all Securities theretofore authenticated and delivered (other than (i) Securities which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.07 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in
      Section 10.03) have been delivered to the Trustee for cancellation; or

                  (2) all such Securities not theretofore delivered to the Trustee for cancellation

                  (a) have become due and payable, or

                  (b) will become due and payable at their Stated Maturity within one year, or

                  (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the sole expense, of the Company, and the Company, in the case of (a), (b) or (c) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be including, without limitation, the payment of all fees and expenses of the Trustee, its agents and counsel;

                        (B) the Company has paid or caused to be paid all other
                  sums payable hereunder by the Company including, without limitation, the payment of all fees and expenses of the Trustee, its agents and counsel; and

                        (C) the Company has delivered to the Trustee an
                  Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture pursuant to this Article Four, the obligations of the Company to the Trustee under Section
6.07 and, if money shall have been deposited with the Trustee pursuant to subclause (2) of clause (A) of this Section, the obligations of the Trustee under Section 4.02 and the last paragraph of Section 10.03 shall survive.

Section 4.02 Application of Trust Money.

            Subject to the provisions of the last paragraph of Section 10.03, all money deposited with the Trustee pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee.

                                  ARTICLE FIVE

                                    REMEDIES

Section 5.01 Events of Default.

            "Event of Default", wherever used herein, means any one of the following events:

                        (A) default in the payment of the principal of (or
                  premium, if any, on) any Security at its Maturity; or

                        (B) except as provided in Section 3.12, default in the
                  payment of any interest upon any Security, including any interest accrued with respect to deferred interest under
                  Section 3.12, when it becomes due and payable, and continuance of such default for a period of 30 days; or

                        (C) default, on the applicable Change of Control Payment
                  Date or Purchase Date, in the purchase of Securities required to be purchased by the Company pursuant to a Change of Control Offer or Surplus Proceeds Offer described under Section 10.14 or 11.09 as to which a Change of Control Offer or Surplus Proceeds Offer has been mailed to Holders, or default in mailing a Change of Control Offer within the period specified in Section 10.14; or

                        (D) default in the performance, or breach, of Section
                  8.01; or

                        (E) default in the performance, or breach, of any
                  covenant of the Company in this Indenture (other than a covenant, a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

                        (F) a default or defaults under the terms of any
                  instrument evidencing or securing Debt for money borrowed by the Company or any Subsidiary having an outstanding principal amount of Cdn.$10 million or more individually or in the aggregate, whether such Debt now exists or shall hereafter be created, which default or defaults shall constitute a failure to pay all or any portion of the principal amount of such Debt at final Stated Maturity after any applicable grace period which shall not have been waived or cured, shall have resulted in such Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or pursuant to which the holder of such Debt shall be entitled to exercise remedies or otherwise enforce its rights against any Collateral; or

                        (G) a final judgment or final judgments (not subject to
                  appeal) for the payment of money are entered against the Company or any Subsidiary in an aggregate amount in excess of Cdn.$10 million by a court of competent jurisdiction which judgments remain undischarged or unbonded for a period (during which execution shall not be effectively stayed) of 45 days after the right to appeal all such judgments has expired; or

                        (H) the entry by a court having jurisdiction in the
                  premises of (A) a decree or order for relief in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

                        (I) the commencement by the Company or any Subsidiary of
                  a voluntary case or proceeding under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Subsidiary to the entry of a decree or order for relief in respect of the Company or such Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or a Subsidiary, or the filing by the Company or any Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable law, or the consent by the Company or any Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Subsidiary or of any substantial part of the property of the Company or any Subsidiary, or the making by the Company or any Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any Subsidiary in furtherance of any such action; or

                        (J) any Subsidiary Guarantee is held in any judicial
                  proceeding, which is final and unappealable, to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; or

                        (K) any of the Collateral Documents is or becomes
                  unenforceable against the Company or any of the Guarantors, and such enforceability continues for 30 days after written notice from the Trustee or 25% of the Holders of Outstanding Securities; or

                        (L) the Company or any Person acting on behalf of the
                  Company or any Guarantor denies or disaffirms its obligations under the Collateral Documents or asserts that the Collateral Documents are not in full force and effect.

            The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been give to the Trustee by the appropriate Persons, including, without limitation, the Company or any Holder or any agent of any Holder. The Trustee shall, within 45 days after the occurrence of any Event of Default about which it has received written notice, give to the Holders notice of such Event of Default; provided that, except in the case of an Event of Default in the payment of principal of, or interest on (including any accelerated payment), any Security, including the failure to make payment pursuant to a Change of Control Offer or Surplus Proceeds Offer, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

Section 5.02 Acceleration of Maturity; Rescission and Annulment.

            If an Event of Default (other than an Event of Default specified in Section 5.01(H) or (I)) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities may declare the principal of all the Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal (and premium, if any) and any accrued interest shall become immediately due and payable. If an Event of Default specified in Section 5.01(H) or (I) occurs, the principal of (and premium, if any) and any accrued interest on the Securities then Outstanding shall become immediately due and payable without any declaration of the Trustee or Action of any Holder.

            At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of 25% in aggregate principal amount of the Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

                        (A) the Company has paid or deposited with the Trustee a
                  sum sufficient to pay:

                  (1) all overdue interest on all Securities, including any interest deferred under Section 3.12,

                  (2) the principal of (and premium, if any, on) any Securities which have become due otherwise than by such declaration of acceleration (including any Securities required to have been purchased on the Change of Control Payment Date or Purchase Date pursuant to a Change of Control Offer or Surplus Proceeds Offer made by the Company) and, to the extent that payment of such interest is lawful, any interest and Additional Amounts thereon at the rate provided therefor in the Securities,

                  (3) to the extent that payment of such interest is lawful, interest upon overdue interest, including any deferred interest, at the rate provided therefor in the Securities, and

                  (4) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

            and

                        (B) all Events of Default, other than the non-payment of
                  the principal of (and premium, if any) or interest on the Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right arising therefrom.

Section 5.03 Collection of Indebtedness and Suits for Enforcement by Trustee.

            The Company covenants that if:

                        (A) default is made in the payment of any interest on
                  any Security including any interest deferred under Section 3.12, when such interest becomes due and payable and such default continues for a period of 30 days, or

                        (B) default is made in the payment of the principal of
                  (or premium, if any, on) any Security at the Maturity thereof or, with respect to any Security required to have been purchased pursuant to a Change of Control Offer or Surplus Proceeds Offer made by the Company, at the Change of Control Payment Date or Purchase Date, as the case may be, thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate provided therefor in the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any amounts due the Trustee under
Section 6.07 hereof.

            If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Securities, wherever situated.

            If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 5.04 Trustee May File Proofs of Claim.

            In case of any judicial proceeding relative to the Company or any other obligor upon the Securities, or their respective property or their respective creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect, receive and distribute any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount, due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties which the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.

            No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.05 Trustee May Enforce Claims Without Possession of Securities.

            All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any amounts due the Trustee under Section 6.07 hereof, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 5.06 Application of Money Collected.

            Subject to Article Twelve, any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

                  FIRST: To the payment of all amounts including, without
            limitation, the reasonable compensation, expenses, disbursements and advances due the Trustee, its agents, including the Collateral Agent, and counsel and any other amounts due the Trustee under
            Section 6.07;

                  SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest on the Securities due the Holders in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest, respectively; and

                  THIRD: To the Company or to such party as a court of competent jurisdiction shall direct.

Section 5.07 Limitation on Suits.

            No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy specifically permitted hereunder, unless

                        (A) such Holder has previously given written notice to
                  the Trustee of a continuing Event of Default;

                        (B) the Holders of not less than a majority in aggregate
                  principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings or pursue remedies in respect of such Event of Default in its own name as Trustee hereunder;

                        (C) such Holder or Holders have offered and provided to
                  the Trustee reasonable indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

                        (D) the Trustee has notified any such Holder or Holders
                  that it does not intend to institute any such proceeding or pursue any remedy or for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding or pursued any remedies; and

                        (E) no direction which in the Trustee's reasonable
                  judgment is inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Section 5.08 Unconditional Right of Holders to Receive Principal, Premium and Interest.

            Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and (subject to Section 3.08) interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date or in the case of a Change of Control Offer or Surplus Proceeds Offer made by the Company and required to be accepted as to such Security, on the Change of Control Payment Date or Purchase Date, as the case may be) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired or affected without the consent of such Holder.

Section 5.09 Restoration of Rights and Remedies.

            If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.10 Rights and Remedies Cumulative.

            Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11 Delay or Omission Not Waiver.

            No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 5.12 Control by Holders.

            The Holders of a majority in aggregate principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that

                        (A) the Trustee may refuse to follow any direction which

            1. conflicts with any rule of law or with this Indenture, or

            2. the Trustee, in its reasonable judgment, determines that it may be unduly prejudicial to the rights of other Holders of Securities, or may involve the Trustee in personal liability, or does not have adequate indemnification against any loss or expense resulting from the compliance therewith, and

                        (B) the Trustee may take any other action deemed proper
                  by the Trustee which is not inconsistent with such direction.

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Section 5.13 Waiver of Past Defaults.

            The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities may on behalf of the Holders of all the Securities, by written notice to the Trustee, waive any past default hereunder and its consequences, except a default

                        (A) in the payment of the principal of (or premium, if
                  any) or interest on any Security (including any Security which is required to have been purchased pursuant to a Change of Control Offer or Surplus Proceeds Offer which has been made by the Company), or

                        (B) in respect of a covenant or provision hereof which
                  under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

            Upon any such waiver, such default shall be cured and shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right arising therefrom.

Section 5.14 Undertaking for Costs.

            In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided, that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company and provided further that, subject to a court's discretion, this Section shall not apply to a suit by the Trustee, and the Company shall not seek such undertaking from any court against the Trustee.

Section 5.15 Waiver of Stay or Extension Laws.

            The Company and each of the Guarantors (to the extent that it may lawfully do so) covenant that they will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture and the Company and each of the Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and covenant that they will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

                                   ARTICLE SIX

                                   THE TRUSTEE

Section 6.01 Certain Duties and Responsibilities.

                  (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

                  (b) Except during the continuance of an Event of Default:

                  (i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee, and

                  (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

                  (c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                  (i) this paragraph does not limit the effect of paragraph (b)
            of this Section;

                  (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

                  (iii) the Trustee shall not be liable with respect to any
            action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 5.12 hereof.

                  (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section.

Section 6.02 Notice of Defaults.

            Except as otherwise provided in Section 5.01, the Trustee shall give the Holders notice of any default hereunder of which it has knowledge as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default specified in Section

5.01(E), no such notice to Holders shall be given until at least 30 days after the occurrence of such default (without regard to any Notice of Default). For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default.

            Except in the case of an Event of Default in payment of principal of (premium, if any) or interest on any Security, the Trustee may withhold notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

Section 6.03 Certain Rights of Trustee.

            Subject to the provisions of Section 6.01:

                  (a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties, without any independent investigation of any fact or matter therein;

                  (b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

                  (c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

                  (d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel, shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

                  (e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

                  (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney upon reasonable advance notice to the Company;

                  (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and

                  (h) the Trustee shall not be liable for any action it takes or omits in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

Section 6.04 Not Responsible for Recitals or Issuance of Securities.

            The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 6.05 May Hold Securities.

            The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 6.08 and 6.13, may otherwise deal with the Company and any other obligor upon the Securities with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 6.06 Money Held in Trust.

            Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 6.07 Compensation and Reimbursement.

            The Company agrees

                        (A) to pay to the Trustee from time to time such
                  reasonable compensation for all services rendered by it hereunder as may be agreed in writing from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

                        (B) except as otherwise expressly provided herein, to
                  reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the compensation, expenses and disbursements of its agents, accountants, experts and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

                        (C) to indemnify the Trustee for, and to hold it
                  harmless against, any loss, liability or expense (including, without limitation, reasonable attorneys' fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability (not arising from negligence or bad faith) in connection with the exercise or performance of any of its powers or duties under this Indenture or the Intercreditor Agreement.

            The Trustee shall notify the Company promptly upon acquiring knowledge of any claim for which it is entitled to be indemnified hereunder. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder unless the Company is prejudiced thereby. If the Company elects to defend the claim, the Company shall be entitled to control the defense of such claim and the Trustee shall cooperate in such defense. The Trustee may have separate counsel, and the Company shall pay the reasonable fees and expenses of such counsel until such time as the Company assumes the defense of such claim, and thereafter, to the extent that in the Trustee's reasonable judgment its interests conflict with or differ from those of the Company under such claim. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

            The obligations of the Company under this Section 6.07 shall survive the resignation or removal of the Trustee and/or satisfaction and discharge of this Indenture.

            To secure the Company's payment obligations in this Section, the Trustee shall have a Lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Securities. Such Lien shall survive the satisfaction and discharge of this Indenture.

            When the Trustee incurs expenses or renders services after an Event of Default specified in Section 5.01(H) or (I) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any applicable bankruptcy law.

            The Trustee shall be entitled to all rights set forth in this
Section 6.07 (and all payments thereunder) whether acting in its capacity as Trustee, Security Registrar and/or Paying Agent.

            In no event shall the Trustee or the Collateral Agent be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits.

            In no event shall the Trustee or the Collateral Agent be liable for any failure or delay in the performance of its obligations hereunder because of circumstances beyond its control, including, but not limited to, acts of God, flood, war (whether declared or undeclared), terrorism, fire, riot, embargo, government action, including any laws, ordinances, regulations, governmental action or the like which delay, restrict or prohibit the providing of the services contemplated by this Agreement.

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

Section 6.08 Disqualification; Conflicting Interests.

            If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest within 90 days, apply to the Commission for permission to continue, or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

Section 6.09 Corporate Trustee Required; Eligibility.

            There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 and its Corporate Trust Office in the Borough of Manhattan, The City of New York, New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 6.10 Resignation and Removal; Appointment of Successor.

                  (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under
Section 6.11.

                  (b) The Trustee may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee, the Company or the Holders of at least 10% in principal amount of the Outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

                  (c) The Trustee may be removed at any time by Action of the Holders of a majority in principal amount of the Outstanding Securities, delivered to the Trustee and to the Company.

                  (d) If at anytime:

                        (A) the Trustee shall fail to comply with Section 6.08
                  after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

                        (B) the Trustee shall cease to be eligible under and
                  shall fail to resign after written request therefor by the Company or by any such Holder, or

                        (C) the Trustee shall become incapable of acting or
                  shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company by Board Resolution may remove the Trustee, or (ii) subject to Section 5.14, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

                  (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by Board Resolution, shall promptly appoint a successor Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Action of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee and supersede the successor Trustee appointed by the Company.

                  (f) The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders in the manner provided in Section 1.06. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

Section 6.11 Acceptance of Appointment by Successor.

            Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee a written instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of all sums owing to the retiring Trustee hereunder and subject to the Lien provided for in Section 6.07 hereof, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts. Notwithstanding the replacement of the Trustee pursuant to this Section 6.11, the Company's obligations under Section 6.07 hereof shall continue for the benefit of the retiring Trustee.

            No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 6.12 Merger, Conversion, Consolidation or Succession to Business.

            Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee, or any corporation into which all or substantially all of its corporate trust business is transferred, may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 6.13 Preferential Collection of Claims Against the Company.

            If and when the Trustee shall be or becomes a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 6.14 Appointment of Authenticating Agent.

            The Trustee may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Securities issued upon original issue and upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 3.07, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be reasonably acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

            Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

            An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be reasonably acceptable to the Company and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders as their names and addresses appear in the Security Register. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

            The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments from the Company, subject to the provisions of Section 6.07.

                                  ARTICLE SEVEN

              HOLDERS' LISTS AND REPORTS BY TRUSTEE AND THE COMPANY

Section 7.01 Company to Furnish Trustee Names and Addresses of Holders.

            The Company will furnish or cause to be furnished to the Trustee

                  (a) semi-annually, not more than 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such Regular Record Date, and

                  (b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

Section 7.02 Preservation of Information; Communications to Holders.

                  (a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 7.01 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in
Section 7.01 upon receipt of a new list so furnished.

                  (b) The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities and the corresponding rights and duties of the Trustee shall be as provided by the Trust Indenture Act.

                  (c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to the names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 7.03 Reports by Trustee.

                  (a) The Trustee shall mail or transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required, pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

                  (b) A copy of each such report shall, at the time of such mailing or transmission to Holders, be filed by the Trustee with each stock exchange upon which the Securities are listed, if any, with the Commission and with the Company. The Company will notify the Trustee when the Securities are listed on any stock exchange.

Section 7.04 Reports by the Company.

            The Company shall file with the Trustee and the Commission, and mail or transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or l5(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

                                  ARTICLE EIGHT

              CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 8.01 Company May Consolidate, Etc. Only on Certain Terms.

            The Company may not, in a single transaction or a series of related transactions, (i) amalgamate, consolidate or merge with or into any other Person or permit any other Person to amalgamate, consolidate or merge with or into the Company or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of All or Substantially All of its assets, unless:

                        (A) in a transaction in which the Company amalgamates or
                  does not survive or in which the Company transfers, sells, leases or otherwise disposes of All or Substantially All of its assets, the successor entity to the Company (for purposes of this Article Eight, a "Successor Entity") shall be a corporation, shall be organized and validly existing under the laws of the United States of America, any State thereof, the District of Columbia, or Canada or any Province or Territory thereof and shall expressly assume by an indenture supplemental hereto executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed;

                        (B) immediately before and after giving effect to such
                  transaction on a pro forma basis (including treating any Debt Incurred by the Company or a Subsidiary as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of such transaction), no Event of Default, and no event which, after notice or lapse of time, or both, would constitute an Event of Default, shall have occurred and be continuing;

                        (C) except in the case of any such amalgamation,
                  consolidation or merger of the Company with or into, or any such transfer, sale, lease or other disposition of assets to, a Wholly Owned Subsidiary, (A) immediately after giving effect to such transaction on a pro forma basis (including treating any Debt Incurred by the Company or a Subsidiary as a result of such transaction as having been Incurred by the

                  Company or such Subsidiary at the time of such transaction), the Consolidated Net Worth of the Company (or other Successor Entity to the Company) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (B) in the event such transaction occurs after the Company has caused the rating of the Securities as required pursuant to Section 10.23, prior to consummating such transaction, the Company shall have received confirmation from its Rating Agency that the rating of the Securities will not be adversely affected by the consummation of such transaction;

                        (D) if, as a result of any such transaction, property
                  and assets of the Company would become subject to a Lien which would not be permitted by Section 10.11, the Company or, if applicable, the Successor Entity to the Company, as the case may be, shall take such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to, as the case may be) Debt secured by such Lien and, in the event such transaction occurs after the Company has caused the rating of the Securities as required pursuant to Section 10.23, the rating of the Securities shall not be adversely affected by such transaction; and

                        (E) the Company shall have delivered to the Trustee an
                  Officers' Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, sale, lease or disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with, and, with respect to such Officers' Certificate, setting forth the manner of determination of the Consolidated Net Worth and the ability to Incur Debt in accordance with Clause (3) of this Section 8.01, of the Company or, if applicable, of the relevant Successor Entity as required pursuant to the foregoing.

Section 8.02 Successor Substituted.

            Upon any amalgamation or consolidation of the Company with, or merger of the Company into, any other Person or any transfer, conveyance, sale, lease or other disposition of All or Substantially All of the properties and assets of the Company as an entirety in accordance with Section 8.01, the Successor Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named herein as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

                                  ARTICLE NINE

                             SUPPLEMENTAL INDENTURES

Section 9.01 Supplemental Indentures Without Consent of Holders.

            Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

                        (A) to evidence the succession of another Person to the
                  Company or a Guarantor and the assumption by any such successor of the covenants of the Company or Guarantor herein and in the Securities; or

                        (B) to add to the covenants of the Company for the
                  benefit of the Holders, or to surrender any right or power herein conferred upon the Company; or

                        (C) to secure the Securities pursuant to the
                  requirements of Section 10.11 or otherwise; or

                        (D) to cure any ambiguity, to correct or supplement any
                  provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided that such action pursuant to this Clause
                  (D) could not reasonably be expected to adversely affect the interests of the Holders in any material respect; or

                        (E) to evidence and provide for the acceptance and
                  appointment hereunder of a successor Trustee with respect to the Securities; or

                        (F) to allow any Guarantor to execute a supplemental
                  indenture and/or a Subsidiary Guarantee with respect to the Securities.

Section 9.02 Supplemental Indentures with Consent of Holders.

            With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities, by Action of said Holders delivered to the Company and the Trustee, the Company, when authorized by Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

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

                        (A) change the Stated Maturity of the principal of, or
                  any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable thereon, or change the place of payment where, or the coin or currency in which, any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of a Change of Control Offer or Surplus Proceeds Offer which has been made, on or after the applicable Change of Control Payment Date or Purchase Date), or

                        (B) reduce the percentage in principal amount of the
                  Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

                        (C) modify any of the provisions of this Section,
                  Section 5.13 or Section 10.18, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, or

                        (D) following the mailing of a Change of Control Offer
                  or Surplus Proceeds Offer pursuant to Section 10.14 or Section 11.09, modify the provisions of this Indenture with respect to such Change of Control Offer or Surplus Proceeds Offer in a manner adverse to such Holder, or

                        (E) release any Guarantor from any of its obligations
                  under its Subsidiary Guarantee or this Indenture, except in accordance with the terms of this Indenture, or

                        (F) except pursuant to Sections 12.05 and 12.12,
                  release, in a single transaction or a series of transactions, All or Substantially All of the Collateral securing the Securities.

            It shall not be necessary for any Action of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Action shall approve the substance thereof.

Section 9.03 Execution of Supplemental Indentures.

            In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 9.04 Effect of Supplemental Indentures.

            Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 9.05 Reference in Securities to Supplemental Indentures.

            Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

                                   ARTICLE TEN

                                    COVENANTS

Section 10.01 Payment of Principal, Premium and Interest.

            The Company will duly and punctually pay the principal of (and premium, if any) and interest on the Securities in accordance with the terms of the Securities and this Indenture.

Section 10.02 Maintenance of Office or Agency.

            The Company will maintain in the Borough of Manhattan, The City of New York, New York an office or agency (which may be an officer or agent of the Trustee or an affiliate of the Trustee) where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

            The Company may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan, The City of New York, New York) where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in

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

any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

            The Company hereby designates The Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 3.06.

Section 10.03 Money for Security Payments to Be Held in Trust.

            If the Company shall at any time act as its own Paying Agent, it will, on or before each due date of the principal of (and premium, if any) or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

            Whenever the Company shall have one or more Paying Agents, it will, prior to each due date of the principal of (and premium, if any) or interest on any Securities, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

            The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (i) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent if this Indenture were qualified under the Trust Indenture Act and (ii) in the event and during the continuance of any default by the Company (or any other obligor upon the Securities) in the making of any payment in respect of the Securities, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent as such.

            The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

            Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest on any Security and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 10.04 Existence.

            Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries' existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise or the corporate, partnership or other existence of any of its Subsidiaries if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and if the loss thereof could not reasonably be expected to materially adversely affect the Holders.

Section 10.05 Maintenance of Properties.

            The Company will cause all properties used or useful in the conduct of its business or the business of any Material Subsidiary to be maintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent the Company or any of its Material Subsidiaries from discontinuing the operation or maintenance of any of such properties if such discontinuance is, as determined by the Company or Material Subsidiary in good faith, desirable in the conduct of its business or the business of any Material Subsidiary and not disadvantageous in any material respect to the Holders.

Section 10.06 Payment of Taxes and Other Claims.

            The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material Taxes, assessments and governmental charges levied or imposed upon the Company or any of its Subsidiaries or upon the income, profits or property of the Company or any of its Subsidiaries, and (2) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon the property of the Company or any of its Subsidiaries; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate negotiations or proceedings, so long as such negotiations or proceedings operate to suspend enforcement or collection thereof.

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

Section 10.07 Maintenance of Insurance.

            The Company shall, and shall cause its Subsidiaries to, keep at all times all of their properties which are of an insurable nature insured by any financially sound and reputable insurance company against liabilities, casualties, risks and contingencies (including fire, business interruptions and other risks insured by extended coverage) to the extent that property of similar character is usually so insured by corporations similarly situated and owning like properties in accordance with good business practice. On or before 30 days after the Issuance Date, the Company will obtain endorsements to such policies naming the Collateral Agent as a loss payee, and containing provisions that such policies shall not be cancelled without 30 days' prior written notice having been given by the insurance company to the Collateral Agent.

Section 10.08 Limitation on Debt.

            The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Debt except the following:

                  (i) Debt represented by the Securities (including the
            Subsidiary Guarantees);

                  (ii) Debt Incurred under the Credit Facility in an aggregate principal amount not to exceed at any one time outstanding Cdn.$100 million, less the amount of any working capital facility established by Pulpco;

                  (iii) Purchase Money Debt or Capital Lease Obligations,
            provided that (i) the aggregate amount of such Debt shall not exceed at any time Cdn.$50,000,000 or (ii) prior to Incurring such Debt, the Company shall have caused the rating of the Securities as required pursuant to Section 10.23 and shall have received confirmation from its Rating Agency that the rating of the Securities will not be adversely affected by such Incurrence;

                  (iv) Debt consisting of Guarantees by the Company or any of its Subsidiaries of Debt of the Company or any of its Subsidiaries otherwise permitted to be Incurred under this Indenture;

                  (v) Debt owed by the Company to any of its Subsidiaries or
            Debt owed by a Subsidiary to the Company or a Subsidiary; provided, that (a) any such Debt owing by the Company to a Subsidiary (whether payable on demand or otherwise) shall be expressly subordinated to the prior indefeasible payment in full of all obligations under the Securities and this Indenture and (b) upon either (1) the transfer or other disposition by such Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Subsidiary or (2) in the case of Debt owed to a Subsidiary, such Subsidiary ceasing to be a Subsidiary, the provisions of this Clause
            (v) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

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

                  (vi) Debt Incurred by a Person prior to the time (A) such
            Person became a Subsidiary, (B) such Person amalgamated, merged or consolidated with or into a Subsidiary or (C) another Subsidiary amalgamated, merged or consolidated with or into such Person (in a transaction in which such Person became a Subsidiary) which Debt was not Incurred in anticipation of such transaction and was outstanding prior to such transaction, provided that prior to Incurring such Debt, the Company shall have caused the rating of the Securities as required pursuant to Section 10.23 and shall have received confirmation from its Rating Agency that the rating of the Securities will not be adversely affected by such Incurrence;

                  (vii) Debt consisting of Permitted Interest Rate, Currency or
            Commodity Price Agreements;

                  (viii) Additional Debt of the Company or any of its
            Subsidiaries in an aggregate principal amount not to exceed at any time outstanding $50,000,000; provided, that any such Debt shall be expressly subordinated to the prior indefeasible payment in full of all obligations under the Securities and this Indenture on terms and conditions substantially in the form set forth in Exhibit B; and

                  (ix) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, the Securities or Debt outstanding on the date of this Indenture or permitted to be Incurred pursuant to this Section 10.08 (a "refinancing") in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the fees and expenses of the Company or the Subsidiary of the Company, as the case may be, incurred in connection with such refinancing; provided, however, that Debt the proceeds of which are used to refinance the Securities or Debt of the Company which is pari passu with or subordinate in right of payment to the Securities shall only be permitted if (A) (x) in the case of any refinancing of Securities or Debt of the Company which is pari passu to the Securities, the refinancing Debt is Incurred by the Company and made pari passu to the Securities or subordinated to the Securities and (y) in the case of any refinancing of Debt of the Company which is subordinated to the Securities, the refinancing Debt is Incurred by the Company and constitutes Debt subordinated to the Securities at least to the same extent as the Debt being refinanced; and (B) in the case of any refinancing of Preferred Stock of a Subsidiary, such Preferred Stock may be refinanced only with Preferred Stock of such Subsidiary or the Company; provided that the restrictions contained in the agreements governing such Debt are not on the whole materially more restrictive than those contained in the agreements governing the Debt being refinanced.

            For purposes of determining compliance with this Section 10.08, in the event that an item of Debt outstanding or to be Incurred meets the criteria of more than one of the types of Debt described in the aforementioned Clauses, the Company, in its sole discretion, may classify such item of Debt and only be required to include the amount and type of such Debt in one of such Clauses.

Section 10.09 Limitation on Restricted Payments.

            The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, declare or make, or agree to pay or make, any Restricted Payment (or incur any obligation to do so), except that any Subsidiary may declare and pay dividends or otherwise make distributions in cash to the Company or a Guarantor.

Section 10.10 Limitation on Dividends and Other Payment Restrictions Affecting
              Subsidiaries.

            The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any of its Subsidiaries to (a) pay dividends or make any other distributions to the Company or any of its Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Debt owed to the Company or any of its Subsidiaries, (c) make loans or advances to the Company or any of its Subsidiaries, (d) transfer any of its properties or assets to the Company or any of its Subsidiaries, (e) grant Liens on its assets or properties in favor of the Holders of Securities, or (f) guarantee the Securities or any renewals or refinancings thereof, except for such encumbrances or restrictions existing under or by reason of (i) the Credit Facility, (ii) this Indenture, the Securities and the Collateral Documents, (iii) applicable law, (iv) any instrument governing Debt or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt was Incurred in connection with such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (v) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vi) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clauses (d) and (e) above on the property so acquired, (vii) any agreement for the sale of a Subsidiary of the Company that restricts distributions by that Subsidiary pending its sale, (viii) any agreement for the sale of assets that restricts transfers of such assets pending their sale, (ix) secured Debt otherwise permitted to be Incurred pursuant to the provisions of
Section 10.11 hereof that limits the right of the debtor to dispose of the assets securing such Debt, (x) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business, (xi) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business, (xii) Debt permitted by clause (viii) of Section 10.08, (xiii) Debt permitted by clause (ix) of Section 10.08.

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Section 10.11 Limitation on Liens Securing Certain Debt.

            The Company shall not, and shall not permit any of its Subsidiaries to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Debt of the Company or any Subsidiary other than Permitted Liens.

Section 10.12 Limitation on Ownership of Capital Stock of Subsidiaries.

            The Company shall not, and shall not permit any of its Subsidiaries to issue, transfer, convey or otherwise dispose of any shares of Capital Stock of a Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of a Subsidiary unless such transaction consists of a sale of all of the Capital Stock of such Subsidiary owned by the Company and its Subsidiaries.

Section 10.13 Transactions with Affiliates.

            The Company shall not, and shall not permit any of its Subsidiaries to, enter into any transaction (or series of related transactions) with an Affiliate of the Company (other than the Company or a Material Subsidiary of the Company), including any Investment, either directly or indirectly, unless such transaction is on terms no less favorable in all material respects to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with an entity that is not an Affiliate. For any such transaction (or series of related transactions) that involves aggregate consideration in excess of Cdn.$10 million, either (i) a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution or (ii) the Company shall obtain an opinion from a nationally recognized expert in the United States or Canada with experience in appraising the terms and conditions of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms no less favorable in all material respects to the Company or such Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate of the Company, which opinion shall be filed with the Trustee. The foregoing requirements shall not apply to (i) any employment or management services agreement or benefit plan entered into by the Company or any Subsidiary in the ordinary course of business, including insurance, indemnification and reimbursement plans and arrangements for directors, officers and employees, which have been approved by the Board of Directors or the Compensation Committee of the Board of Directors of the Company, (ii) any transaction pursuant to agreements or arrangements in existence on the date of this Indenture, as such agreements or arrangements may be amended or restated, renewed, extended, refinanced, refunded or replaced from time to time, provided that such amendment or restatement, renewal, extension, refinancing, refunding or replacement shall be on terms and conditions that are not materially less favorable to the Company or any of its Subsidiaries, which, if determined by a majority of the disinterested directors of the Board of Directors, shall be conclusive, (iii) any Restricted Payment that is not prohibited by Section 10.09, (iv) issuances of Capital Stock by the Company, or issuances of Capital Stock by any Subsidiary to the Company or another Subsidiary, and (v) directors' fees and other customary director benefits paid or provided in the ordinary course of business.

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

Section 10.14 Offer to Purchase Upon Change of Control.

            Upon the occurrence of a Change of Control, the Company shall offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's Securities pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to the then applicable Redemption Price plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 10 days following any Change of Control, the Company shall mail a notice to each Holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Offer to Purchase Upon Change of Control" and that all Securities tendered will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Securities not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Securities accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have any Securities purchased pursuant to a Change of Control Offer will be required to surrender the Securities with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Securities completed to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Securities delivered for purchase, and a statement that such Holder is withdrawing his election to have such Securities purchased; and (7) that Holders whose Securities are being purchased only in part will be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the Securities resulting from a Change of Control.

            On the Change of Control Payment Date, the Company shall, to the extent lawful, (1) accept for payment Securities or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Securities or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Securities so accepted together with an Officers' Certificate stating the Securities or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each Holder of Securities so accepted the Change of Control Payment for such Securities, and the Trustee shall promptly authenticate and mail to each Holder new Securities equal in principal amount to any unpurchased portion of the Securities surrendered, if any; provided, that all such new Securities shall be in a principal amount of $1,000 or an integral multiple thereof. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

            Except as described in this Section 10.14 with respect to a Change of Control, no provision of this Indenture permits the Holders of the Securities to require that the Company purchase or redeem the Securities in the event of a takeover, recapitalization or similar restructuring.

Section 10.15 Provision of Financial Information.

                  (a) Whether or not required by the rules and regulations of the Commission, the Company shall file with the Commission (unless the Commission will not accept such filings) and the Trustee and distribute to the Holders of the Securities copies of all quarterly and annual reports and other documents that would be required to be filed with the Commission pursuant to
Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, in each case, within the time periods specified in the Commission's rules and regulations; provided, that the Company shall include in respect of each annual report, annual financial statements including a reconciliation thereof to U.S. generally accepted accounting principles (as prescribed by item 17 of Form 20-F in effect on the date hereof).

                  (b) For so long as any Securities remain Outstanding and if the Company is not subject to Sections 13(a) and 15(d) of the Exchange Act, the Company and the Guarantors shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Section 10.16 Additional Amounts for Canadian Taxes.

            All payments made by the Company under or with respect to the Securities will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (i) with which the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of Securities or the receipt of payments thereunder. The Company will also (i) make such withholding or deduction as may be required by law or by the interpretation or administration thereof and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the applicable Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder (other than an Excluded Holder) of Securities for the amount of (i) any Taxes so levied or imposed which have not been withheld or deducted and

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

remitted by the Company and which are paid or payable by such Holder as a result of amounts paid or credited under or with respect to the Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such withholding, deduction or remittance on a timely basis, and (iii) any Taxes imposed with respect to any amount paid or payable under (i) or (ii).

            At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders (other than an Excluded Holder) on the payment date. Whenever in this Indenture or the Securities there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provision of this Indenture or the Securities shall not be construed as excluding Additional Amounts in those provisions hereof or thereof where such express mention is not made (if applicable).

            The obligations of the Company under this Section 10.16 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Securities.

Section 10.17 Statement by Officers as to Default; Compliance Certificates.

                  (a) The Company and each Guarantor (to the extent that such Guarantor is so required under the Trust Indenture Act) shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and the Collateral Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if an Event of Default shall have occurred, describing all such Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Securities is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

                  (b) The Company shall, so long as any of the Securities are Outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Event of

Default, an Officers' Certificate specifying such Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 10.18 Stay, Extension and Usury Laws.

            The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee or to any one or more of the Holders, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 10.19 Indemnification of Judgment Currency.

            The Company shall indemnify the Trustee and any Holder against any loss incurred by the Trustee or such Holder, as the case may be, as a result of any judgment or order being given or made for any amount due under this Indenture or any Security and being expressed and paid in a currency (the "Judgment Currency") other than Dollars, and as a result of any variation between (i) the rate of exchange at which the Dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the spot rate of exchange in The City of New York at which the Trustee or such Holder, as the case may be, on the date of payment of such judgment or order is able to purchase Dollars with the amount of the Judgment Currency actually received by the Trustee or such Holder. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "spot rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, United States dollars.

Section 10.20 Additional Subsidiary Guarantees.

            If the Company or any of its Material Subsidiaries shall organize, acquire or otherwise invest in any new Material Subsidiary subsequent to the date of this Indenture, or if any Subsidiary shall become a Material Subsidiary, then, within ten (10) days thereof, such transferee or acquired or other Subsidiary shall become a Guarantor by executing a Supplemental Indenture in the form attached hereto as Exhibit A and deliver an Opinion of Counsel to the Trustee to the effect that such Supplemental Indenture has been duly authorized, executed and delivered by such Subsidiary and constitutes a valid and binding obligation of such Subsidiary, enforceable against such Subsidiary in accordance with its terms (subject to customary exceptions). If the aggregate book value of all assets beneficially owned by Subsidiaries that are not Material Subsidiaries exceeds Cdn$2,500,000, then, within ten (10) days thereof, one or more of such Subsidiaries sufficient to cause such aggregate book value to be less than Cdn$2,500,000 shall become a Guarantor by executing a Supplemental Indenture in the form attached hereto as Exhibit A and deliver an Opinion of Counsel to the Trustee to the effect that such Supplemental Indenture has been duly authorized, executed and delivered by such

Subsidiary and constitutes a valid and binding obligation of such Subsidiary, enforceable against such Subsidiary in accordance with its terms (subject to customary exceptions).

Section 10.21 Limitation on Investments.

            The Company shall not, and shall not permit any of its Subsidiaries to, make any Investment other than (i) Permitted Investments, or (ii) Investments made as Restricted Payments in compliance with Section 10.09.

Section 10.22 Limitation on Sale and Leaseback Transactions.

            The Company shall not, and shall not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction.

Section 10.23 Rating.

            On or before December 31, 2005, the Company, at its sole expense, shall have caused the rating of the Securities by a Rating Agency.

Section 10.24 Asset Sales, Collateral Loss Events and Certain Other Events.

                  (a) Asset Sales. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly complete any Asset Sale unless:

                  (i) the Company (or the Subsidiary, as the case may be)
            receives consideration at the time of such Asset Sale at least equal to the fair market value of the Collateral that is the subject of such Asset Sale;

                  (ii) at least 85% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents, provided that the amount of (A) any liabilities of the Company or any such Subsidiary relating to the purchase or lease of personal property, which liabilities are secured by Permitted Liens in favor of third parties which have priority over the Securities, and which liabilities are assumed by the transferee of any such assets and (B) any notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash or Cash Equivalents (to the extent of such cash or Cash Equivalents received), shall be deemed to be cash or Cash Equivalents for purposes of this clause (ii);

                  (iii) (A) the Net Proceeds received by the Company or such
            Subsidiary are free and clear of all Liens other than Permitted Liens, and (B) the cash and Cash Equivalent portion of all Net Proceeds from such Asset Sale, and in the case of any Asset Sale by Pulpco, the cash and Cash Equivalent portion of all Net Proceeds from such Asset Sale less any amounts then outstanding under the Pulpco Note, are paid promptly to the Collateral Agent pursuant to the Collateral Documents and deposited into a Cash Collateral Account; and

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

                  (iv) the Company takes such other actions, at its sole
            expense, as shall be required to permit the Collateral Agent to release the Collateral being disposed of from the Lien under the Collateral Documents thereon.

                  (b) Collateral Loss Events. Upon the occurrence of a Condemnation or casualty involving an actual or constructive total loss or a loss of or damage to all or any portion of the Collateral (a "Collateral Loss Event"), the Net Proceeds therefrom shall be paid promptly to the Collateral Agent pursuant to the Collateral Documents and deposited into a Cash Collateral Account.

                  (c) Other Events. In the event the Company receives proceeds from the Softwood Duty Settlement, any payments pursuant to the Pulpco Note, or completes any Capital Markets Transaction, the Net Proceeds thereof shall be paid promptly to the Collateral Agent pursuant to the Collateral Documents and deposited into a Cash Collateral Account.

                  (d) In the event that the Company intends to apply any portion of the Net Proceeds from an Asset Sale or Collateral Loss Event to purchase or otherwise invest in Replacement Collateral, within 20 days of such Asset Sale or Collateral Loss Event, the Company shall deliver an Officers' Certificate notifying the Trustee of its intention to purchase or invest in Replacement Collateral and certifying that the assets to be purchased or invested in qualify as Replacement Collateral hereunder no later than 12 months after the occurrence of such Asset Sale or Collateral Loss Event and specifying the anticipated amount of funding required to complete such purchase or investment.

                  (e) Except to the extent held for the purchase of or investment in Replacement Collateral under clause (d) of this Section 10.24, in no event shall the Company be required to maintain in the Cash Collateral Accounts required by this Indenture amounts that collectively exceed such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Outstanding Securities to maturity or, if the Company has irrevocably elected to redeem all of the Securities, to the date of redemption.

                                 ARTICLE ELEVEN

                      REDEMPTION AND PURCHASE OF SECURITIES

Section 11.01 Optional Redemption.

            The Company may redeem all or any portion of the Securities without the consent of the Trustee or the Holders, at the following Redemption Prices (expressed as percentages of principal amount), plus accrued and unpaid interest on the Securities, to be paid to the Redemption Date, if redeemed during the 12-month period commencing on July 28 of the years set out below:

Year                  Redemption Price
----                  ----------------
2005                      107.50%

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

2006                      105.50%

2007                      103.50%

2008                      101.50%

thereafter                100.00%

Section 11.02 Applicability of Article.

            Redemption of Securities, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article.

Section 11.03 Election to Redeem; Notice to Trustee.

            The election of the Company to redeem any Securities pursuant to
Section 11.01 shall be evidenced by a Board Resolution. In case of any redemption at the election of the Company of less than all the Securities, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of such Redemption Date and of the principal amount of Securities to be redeemed.

Section 11.04 Selection by Trustee of Securities to Be Redeemed.

            If less than all the Securities are to be redeemed, the particular Securities to be redeemed shall be selected by the Trustee, from the Outstanding Securities not previously called for redemption, by such method as the Trustee shall determine to be fair and equitable and which may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of Securities of a denomination larger than $1,000.

            The Trustee shall promptly notify the Company and each Security Registrar in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

            For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 11.05 Notice of Redemption.

            Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed (with a copy to the Trustee, delivered or mailed to the Corporate Trust Office) at such Holder's address appearing in the Security Register.

            All notices of redemption shall state:

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

                        (A) the Redemption Date,

                        (B) the Redemption Price,

                        (C) if less than all the Outstanding Securities are to
                  be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

                        (D) that on the Redemption Date the Redemption Price
                  will become due and payable upon each such Security to be redeemed and that interest thereon will cease to accrue on and after said date, and

                        (E) the place or places where such Securities are to be
                  surrendered for payment of the Redemption Price.

            Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the sole expense of the Company.

Section 11.06 Deposit of Redemption Price.

            Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date.

Section 11.07 Securities Payable on Redemption Date.

            Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.08.

            If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate provided by the Security.

Section 11.08 Securities Redeemed in Part.

            Any Security which is to be redeemed only in part shall be surrendered at an office or agency of the Company designated for that purpose pursuant to Section 10.02 (with, if

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

the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

Section 11.09 Offer to Purchase by Application of Surplus Proceeds.

            In the event that the Surplus Proceeds held in the Cash Collateral Account exceed 5% of the principal amount of the Securities Outstanding at such time, the Company shall within 10 Business Days following the date on which Surplus Proceeds arise make an offer to purchase (the "Surplus Proceeds Offer") the maximum principal amount of Securities that may be purchased out of the Surplus Proceeds (the "Offer Amount"), at an offer price in cash equal to the then applicable Redemption Price (or, if the purchase is completed during the one-year period following the Issuance Date, at an offer price equal to 107.5% of the principal amount of the Securities) plus accrued and unpaid interest, if any, to the date of purchase.

            The Surplus Proceeds Offer shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Offer Period"). No later than five Business Days after the termination of the Offer Period (the "Purchase Date"), the Company shall purchase the Offer Amount or, if less than the Offer Amount has been tendered, all Securities tendered in response to the Surplus Proceeds Offer. Payment for any Securities so purchased shall be made in the same manner as interest payments are made.

            If the Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name Securities are registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Securities pursuant to the Surplus Proceeds Offer to the extent such Securities are purchased on the Purchase Date.

            Upon the commencement of a Surplus Proceeds Offer, the Company shall send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Securities pursuant to the Surplus Proceeds Offer. The Surplus Proceeds Offer shall be made to all Holders. The notice, which shall govern the terms of the Surplus Proceeds Offer, shall state:

            (a) that the Surplus Proceeds Offer is being made pursuant to this
Section 11.09 and Section 10.24 hereof and the length of time the Surplus Proceeds Offer shall remain open;

            (b) the Offer Amount, the purchase price and the Purchase Date;

            (c) that any Securities not tendered or accepted for payment shall continue to accrete or accrue interest;

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

            (d) that, unless the Company defaults in making such payment, any Securities accepted for payment pursuant to the Surplus Proceeds Offer shall cease to accrete or accrue interest after the Purchase Date;

            (e) that Holders electing to have Securities purchased pursuant to a Surplus Proceeds Offer may only elect to have all of such Securities purchased and may not elect to have only a portion of such Securities purchased;

            (f) that Holders electing to have Securities purchased pursuant to any Surplus Proceeds Offer shall be required to surrender the Securities, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Securities completed, or transfer by book-entry transfer, to the Company or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

            (g) that Holders shall be entitled to withdraw their election if the Company or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Securities purchased;

            (h) that, if the aggregate principal amount of Securities surrendered by Holders exceeds the Offer Amount, the Company shall select the Securities to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased); and

            (i) that Holders whose Securities were purchased only in part shall be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered (or transferred by book-entry transfer).

            On or before the Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Securities or portions thereof tendered pursuant to the Surplus Proceeds Offer, or if less than the Offer Amount has been tendered, all Securities tendered, and shall deliver to the Trustee an Officers' Certificate stating that such Securities or portions thereof were accepted for purchase by the Company in accordance with the terms of this Section 11.09. The Company or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Securities tendered by such Holder and accepted by the Company for purchase, and the Company, shall promptly issue new Securities, and the Trustee, upon written request from the Company shall authenticate and mail or deliver such new Securities to such Holder, in a principal amount equal to any unpurchased portion of the Securities surrendered. Any Securities not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Surplus Proceeds Offer on the Purchase Date.

            Notwithstanding the foregoing, in no event shall the Company be required to use Surplus Proceeds to purchase Securities representing more than 25% of the aggregate principal amount of Securities Outstanding on the Issuance Date or such higher percentage as may be payable without giving rise to an obligation to withhold or deduct any amount for or on account of Taxes. If the aggregate Surplus Proceeds exceeds the amount of Securities that may be purchased under the preceding sentence (such excess being the "Excess Proceeds"), then such Excess Proceeds shall be paid to the Holders on July 28, 2009 in the same manner as principal on the Securities is paid and such Excess Proceeds, upon payment to the Holders, shall reduce the principal amount of the Securities by the amount of such Excess Proceeds.

            Other than as specifically provided in this Section 11.09, any purchase pursuant to this Section 11.09 shall be made in accordance with the provisions of Sections 11.02 through 11.08 hereof.

Section 11.10 Purchase Of Securities.

            The Company or any of its Subsidiaries shall have the right at any time and from time to time when an Event of Default hereunder is not continuing to purchase Securities in the open market (which shall include purchase from or through an investment dealer, investment bank or firm holding membership in a stock exchange or the National Association of Securities Dealers, Inc.) or by tender or by private contract or otherwise, at any price.

                                 ARTICLE TWELVE

                       GUARANTEES; COLLATERAL AND SECURITY

Section 12.01 Guarantee.

            Subject to this Article Twelve, each of the Guarantors hereby agrees, jointly and severally and unconditionally, to guarantee to each Holder of Securities authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Securities or the obligations of the Company hereunder or thereunder, that: (a) the principal of and interest on the Securities will be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Securities, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

            The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce .the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Securities and this Indenture.

            If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

            Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article Five hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders or the Trustee under the Guarantee.

Section 12.02 Limitation of Guarantor Liability.

            Each Guarantor, and by its acceptance of Securities, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor and the pledge of its assets not constitute a fraudulent transfer or conveyance for purposes of bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, Fraudulent Conveyance Act (British Columbia), the Fraudulent Preference Act (British Columbia) or any similar federal or state law or Canadian federal or provincial law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor under its Guarantee and this Article Twelve shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Twelve, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance.

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

Section 12.03 Execution and Delivery of Subsidiary Guarantee.

            The delivery of any Securities by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Guarantors.

            In the event that the Company creates or acquires any new Material Subsidiary subsequent to the date of this Indenture, or any Subsidiary shall become a Material Subsidiary, as required by Section 10.20 hereof, the Company shall cause such Material Subsidiary to execute and deliver a Supplemental Indenture in accordance with Section 10.20 hereof and this Article Twelve and any Collateral Documents necessary or reasonably requested by the Collateral Agent to grant the Collateral Agent a valid and enforceable, perfected Lien on the Collateral described therein, superior to and prior to the rights of all third Persons and subject to no other Liens, except Permitted Liens and as otherwise provided herein and therein.

Section 12.04 Guarantors May Consolidate, Etc. On Certain Terms.

            Each of the Guarantors may consolidate with, amalgamate with, merge with, or wind up into (whether or not such Guarantor is the surviving Person) the Company or another Guarantor without restriction or with or into another corporation, Person or entity whether or not affiliated with such Guarantor to the same extent that the Company may amalgamate with, consolidate with, merge with or into, or transfer All or Substantially All of its assets to any other Person; provided, however, that, subject to the provisions of Section 12.05, if such other Person is not the Company or another Guarantor, the Person formed by or surviving any such amalgamation, consolidation, wind-up or merger must expressly assume all the obligations of such Guarantor pursuant to a Supplemental Indenture in the form of Exhibit A hereto.

Section 12.05 Release of Guarantor Following Sale of Assets.

            In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the Capital Stock of such Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of All or Substantially All of the assets of such Guarantor) will be released and relieved of any obligations under the Subsidiary Guarantee and Collateral Documents of such Guarantor.

            Any Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Securities and for the other obligations of any Guarantor under this Indenture as provided in this Article Twelve.

Section 12.06 Collateral and Security Documents Generally.

            As general and continuing collateral security for the due repayment and satisfaction of all present and future indebtedness, liabilities and obligations of any kind whatsoever, under, in connection with or relating to this Indenture, including without limitation, the Securities and any ultimate unpaid balance thereof, and to secure the due performance of all of the other present and future obligations of the Company to the Trustee and the Holders under this Indenture and the

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Securities, the Company and the Guarantors have executed the Collateral
Documents securing the Company's and the Guarantors' obligations under this Indenture and the relevant Subsidiary Guarantees.

            Each Holder, by accepting any Securities, hereby authorizes and directs the Trustee to enter into the Intercreditor Agreement and to take such actions as may be necessary or appropriate to effect its powers and duties set forth therein.

            The Company (i) agrees to perform the obligations required to be performed by it as set forth in the Collateral Documents and to cause the Guarantors to perform the obligations required to be performed by each of them as set forth in the Collateral Documents and (ii) shall not, and shall not permit any of the Guarantors to, take or omit to take any action with respect to the Collateral that might materially impair or would have the result of materially impairing, the security interest in the Collateral in favor of the Collateral Agent.

            To the extent any provision of any Collateral Document conflicts with the provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

            Each Holder, by accepting any Securities, (i) consents and agrees to all of the terms and provisions of the Collateral Documents, as the same may be in effect from time to time or may be amended from time to time in accordance with the provisions of the Collateral Documents and this Indenture, and authorizes and directs the Trustee to appoint a Collateral Agent to act as mortgagee or secured party with respect thereto and (ii) authorizes and directs the Trustee to enter into intercreditor agreements and to take such actions as may be necessary or appropriate to effect pari passu treatment of Debt permitted under clause (vii) of Section 10.08 and the subordination of Debt permitted under clause (viii) or (ix) of Section 10.08.

Section 12.07 Collateral Agent.

            The Company shall, from time to time, appoint one or more Collateral Agents hereunder. Each of such Collateral Agents may be delegated any one of more of the duties or rights of the Trustee hereunder or under the Collateral Documents or which are specified in any Collateral Documents, including, without limitation, the right to hold any Collateral in the name of or registered to such Collateral Agent, as agent for the Trustee. Each such Collateral Agent shall have only such rights and duties as my be specified in an agreement between the Trustee and such Collateral Agent.

Section 12.08 Custody of the Cash Collateral Account

            The Company shall deposit, or shall cause to be deposited, into the Cash Collateral Account all cash and Cash Equivalents received from Asset Sales, all Net Proceeds arising out of a Collateral Loss Event, all proceeds received on account of the Softwood Duty Settlement and all payments received under the Pulpco Note, excluding any amounts received on account of the disposition of any collateral granted to the Lender under the Credit Facility. Amounts in the Cash Collateral Account shall be held by the Trustee or its agent, as the case may be, as security for the obligations of the Company under this Indenture and the Collateral Documents until applied in accordance with the terms of this Indenture; provided, that in no event shall the Company be required to use such amounts to purchase Securities representing more than 25% of the aggregate

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principal amount of Securities Outstanding on the Issuance Date, as provided in
Section 11.09. Neither receipt by the Trustee or its agent, nor any application whatsoever by the Trustee or its agent of monies under this paragraph shall operate as payment or novation of the Company's indebtedness under this Indenture or as a reduction of the mortgages, pledges and charges created under any Collateral Document, notwithstanding any law, usage or custom to the contrary.

Section 12.09 Recording.

            The Company will cause, at its own expense, this Indenture, the Collateral Documents, and all amendments or supplements thereto, to be registered, recorded and filed and/or re-recorded and/or re-filed and/or renewed in such manner and in such place or places, if any, as may be required by law in order fully to preserve and protect the priority and perfection of the Liens (subject to Permitted Liens) of the Collateral Documents on all parts of the Collateral and all rights of the Collateral Agent.

            The Company shall furnish to the Trustee and the Collateral Agent:

                  (i) a reliance letter permitting the Trustee and the
            Collateral Agent to rely on the opinion of Fasken Martineau DuMoulin LLP regarding the Collateral and other matters; and

                  (ii) by September 30 in each year beginning with the year
            2005, an Opinion of Counsel, dated as of such date, addressed to the Trustee and the Collateral Agent, either stating that, in the opinion of such counsel, which Opinion of Counsel must be rendered by Fasken Martineau DuMoulin LLP or any other firm independent of the Company, such action has been taken with respect to the recording, registering, filing, re-recording, re-registering and refiling of (x) this Indenture and all supplemental indentures thereto, (y) the Collateral Documents and all amendments thereto, and (z) financing statements, continuation statements or other instruments of further assurances, as is necessary to maintain the valid and enforceable, perfected Lien of the Collateral Documents superior to and prior to the rights of all third Persons, and subject to no other Liens, except Permitted Liens and as otherwise provided herein and therein, and reciting the details of such action or referring to prior Opinions of Counsel in which such details are given, or stating that, in the opinion of such counsel, such action is not necessary to maintain such Liens, subject to qualifications and assumptions as are customary for such opinions.

Section 12.10 Authorization of Actions to Be Taken.

            If an Event of Default has occurred and is continuing, the Trustee may take all actions it deems necessary or appropriate in order to collect and receive any and all amounts payable in respect of the obligations of the Company hereunder and secured by the Collateral Documents including but not limited to
(i) instructing or otherwise directing the Collateral Agent in accordance with and to the extent provided in the Collateral Documents in connection with enforcing or effecting any term or provision of the Collateral Documents, and
(ii) instituting and maintaining such suits and proceedings as it may deem expedient to prevent any impairment of the

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Collateral by any acts which may be unlawful or in violation of this Indenture or the Collateral Documents and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral and in the principal, interest, issues, profits, rents, revenues and other income arising therefrom. At the written direction of the Holders, the Trustee may, or may direct the Collateral Agent, to enter into non-disturbance agreements or recognition agreements with respect to any Collateral in a form satisfactory to the Trustee and the Collateral Agent and on terms not adverse to the Holders, as set forth in an Officers' Certificate and Opinions of Counsel as the Trustee and the Collateral Agent may reasonably request.

Section 12.11 Authorization of Receipt of Funds by the Trustee Under the
              Collateral Documents.

                  The Trustee is authorized to receive any funds for the benefit of Holders distributed under the Collateral Documents and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

Section 12.12 Amendment of Collateral Documents.

            Without consent of any Holders, the Trustee may, at the written request of the Company, direct the Collateral Agent to enter into one or more amendments to any Collateral Document, in form satisfactory to the Trustee, to cure any ambiguity, to correct or supplement any provision therein which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under such Collateral Document, which shall be inconsistent with the provisions of such instrument, provided that such action pursuant to this clause could not reasonably be expected to, as evidenced by an Opinion of Counsel, which Opinion of Counsel must be rendered by Fasken Martineau DuMoulin LLP or any other firm independent of the Company, delivered to the Trustee, adversely affect the interests of the Holders in any material respect. With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities, by Action of said Holders delivered to the Company and the Trustee, the Trustee may direct the Collateral Agent to enter into any amendment or amendments to any Collateral Document for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of such Collateral Document or of modifying in any manner the rights of the Holders or the Trustee under such Collateral Document, except for any such modification or amendment that requires the consent of the Holder of each Outstanding Security hereunder.

Section 12.13 Release of Collateral.

            The release of any Collateral from the terms hereof and of any of the Collateral Documents or the release, in whole or in part, of the Lien created by any of the Collateral Documents will not be deemed to impair the Lien described in Section 12.06 in contravention of the provisions of this Indenture if and to the extent the Collateral or Lien are released pursuant to, and in accordance with, such Collateral Document or the Intercreditor Agreement and pursuant to, and in accordance with, the terms hereof. The Company, the Trustee and each of the Holders acknowledge that a release of any of the Collateral or any part of the Lien in accordance with the terms of any Collateral Document or the Intercreditor Agreement and the terms hereof will not be

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deemed for any purpose to be an impairment of the Lien in contravention of the terms of this Indenture. The provisions of Section 314 of the Trust Indenture Act shall not apply to the release of any Collateral hereunder

Section 12.14 Disposition of Collateral Without Release.

            In addition to and without limiting the provisions of Section 12.13, but subject always to the terms of the Intercreditor Agreement, at any time and from time to time, so long as an Event of Default shall not have occurred and be continuing, the Company and any Guarantor may, free or any Lien existing with respect thereto and without any release or consent of the Trustee or the
Holders:

                  (i) sell, dispose of or otherwise use inventory in the
            ordinary course of the Company's or such Guarantor's business;

                  (ii) collect, liquidate or otherwise dispose of Accounts (as defined in the Collateral Documents) in the ordinary course of the Company's or such Guarantor's business;

                  (iii) renegotiate and terminate leasehold interests in
            Collateral in the ordinary course of the Company's or such Guarantor's business; and

                  (iv) sell or dispose of obsolete or worn out fixtures or
            equipment or other tangible personal property which are Collateral in the ordinary course of the Company's or such Guarantor's business;

provided that for each six-month period beginning on June 30 and December 31 (a "Six-Month Period"), the Company and the Guarantors shall have delivered to the Trustee, within 30 days following the end of such Six-Month Period, an Officers' Certificate to the effect that all sales of inventory, all collections and other dispositions of Accounts (as defined in the Collateral Documents) and any other disposition contemplated by this Section 12.14 by the Company and the Guarantors during such Six-Month Period were in the ordinary course of the Company's and the Guarantors' business and that all proceeds therefrom were used by the Company and the Guarantors in the ordinary course of their business or to make other cash payments permitted by this Indenture.

Section 12.15 Purchaser Protected.

            In no event shall any purchaser in good faith of any property purported to be released hereunder or under a Collateral Document be bound to ascertain the authority of the Trustee or Collateral Agent to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights constituting Collateral permitted by this Indenture to be sold be under any obligation to ascertain or inquire into the authority of the Company to make any such sale or other transfer.

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Section 12.16 Form and Sufficiency of Release.

            In the event that the Company has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral which under the provisions of this Indenture may be sold, exchanged or otherwise disposed of by the Company, any Lien with respect thereto shall be released and if the Company requests the Trustee to furnish a written disclaimer, release or quitclaim of any interest in such property under any of the Collateral Documents, the Trustee or the Collateral Agent, if so directed by the Trustee, shall execute such an instrument promptly after satisfaction of the conditions set forth herein for delivery of such instrument. Notwithstanding the preceding sentence, all purchasers and grantees of any property or rights purporting to be released shall be entitled to rely upon any release executed by the Trustee or Collateral Agent hereunder as sufficient for the purposes of this Indenture and as constituting a good and valid release of the property therein described from the Lien of any Collateral Document.

Section 12.17 Termination of Security Interest.

            Upon the payment in full of the principal of (and premium, if any) and interest on the Securities and payment of all amounts owing to the Trustee by the terms of this Indenture, the Trustee shall, at the written request of the Company, deliver a certificate to the Collateral Agent stating that the Securities have been paid in full and instructing the Collateral Agent in accordance with the terms of the Collateral Documents to release the Collateral from the terms of the Collateral Documents and this Indenture.

Section 12.18 Further Assurances.

            The Company covenants and agrees that it will, and will cause its Subsidiaries to, at any time and from time to time at the request of the Trustee, execute and deliver to the Trustee all deeds and documents and do all acts and things which the Trustee may reasonably request or which is necessary or desirable for the purpose of assuring, confirming, mortgaging and pledging to the Collateral Agent the Collateral and granting to the Trustee, for the benefit of the Holders, a security interest therein and carrying into effect the purposes of the Collateral Documents and this Article Twelve and, if an Event of Default has occurred and is continuing, to permit or facilitate the enforcement of any Collateral Document or the realization of any Collateral thereunder, including, without limitation, causing any Material Subsidiary created or acquired after the date hereof or any Subsidiary that becomes a Material Subsidiary, in each case, that owns any Collateral to become a Guarantor of the Securities and a party to the applicable Collateral Document or to execute and deliver to the Collateral Agent an instrument comparable in scope and effect to the applicable Collateral Document for the purpose of granting a security interest in such Collateral.

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                                ARTICLE THIRTEEN

                             CASH COLLATERAL ACCOUNT

Section 13.01 Cash Collateral Account.

            The Trustee shall, or shall direct each Collateral Agent to, establish a segregated trust account to be used as the Cash Collateral Account that is subject to and governed by the applicable laws and applicable regulations of the appropriate banking or governmental authority as may now or hereafter be in effect in the province of British Columbia, which account shall be under the sole dominion and control of the Collateral Agent, acting in accordance with written instructions from the Trustee or the Company consistent with this Indenture. The Cash Collateral Account shall be managed by the Trustee in accordance with the terms of this Indenture and shall be subject to the first priority, perfected Lien of the Collateral Documents as general and continuing collateral security for the due repayment and satisfaction of all present and future indebtedness, liabilities and obligations of any kind whatsoever, under, in connection with or relating to this Indenture, including, without limitation, the Securities and any ultimate unpaid balance thereof and to secure the due performance of all of the other present and future obligations of the Company or the Guarantors to the Trustee (including obligations under Section 6.07 of this Indenture) and the Holders. The Cash Collateral Account shall be maintained with the Collateral Agent in the province of British Columbia, and the Collateral Agent shall act with respect thereto only in accordance with instructions received from the Trustee or the Company in accordance with this Indenture.

Section 13.02 Terms of Cash Collateral Account.

                  (a) Except as otherwise expressly provided herein, the Company shall have no right under the terms of the Cash Collateral Account, so long as any Securities are Outstanding or other payments are due under this Indenture or on any Securities, to withdraw or instruct any Person to withdraw on its behalf any money from the Cash Collateral Account. Any income received by the Company or the Collateral Agent with respect to the balance from time to time standing to the credit of the Cash Collateral Account shall be deposited in the Cash Collateral Account. All right, title and interest in and to the cash amounts on deposit from time to time in the Cash Collateral Account, together with any Investments from time to time made pursuant to this Section 13.02 deposited therein, shall constitute part of the Collateral hereunder and shall not constitute payment of the obligations of the Company under this Indenture or any Collateral Document, or under the Securities, whether in respect of principal, premium, interest (whether or not accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company) or otherwise, until applied thereto as hereinafter provided. In the event that any amount is required to be deposited in the Cash Collateral Account as aforesaid, the Company shall take such actions, at its sole expense, as shall be required to ensure that the Collateral Agent has from the date of such deposit a Lien (subject only to Permitted Liens) on such deposit under and in accordance with the Collateral Documents for the benefit of the Trustee and the Holders. All income earned on the Cash Collateral Account shall be for the account of the Company or applicable Guarantor, as the case may be, notwithstanding that any such income shall remain subject to the first priority, perfected Lien of the Collateral Documents.

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                  (b) Except as otherwise provided in Section 5.06 or subsection
(c) of this Section 13.02, no amount (including interest on amounts on deposit in the Cash Collateral Account) shall be paid or released to or for the account of, or withdrawn by or for the account of, the Company or any other Person from the Cash Collateral Account.

                  (c) The balance from time to time standing to the credit of the Cash Collateral Account shall be distributed to the Company (i) as necessary to fund its operations under the Working Capital Reserve, (ii) to pay any interest deferred pursuant to Section 3.12, (iii) for the purchase of or investment in Replacement Collateral pursuant to Section 10.24(d), and (iv) to fund any Surplus Proceeds Offer made pursuant to Section 11.09. If immediately available cash on deposit in the Cash Collateral Account is not sufficient to make any such permitted distribution, the Trustee shall direct the Collateral Agent to liquidate as promptly as practicable readily marketable Cash Equivalents as required to obtain sufficient cash to make such distribution and, notwithstanding any other provision of this Section 13.02, such distribution shall not be made until such liquidation has taken place. Any request by the Company to distribute funds from the Cash Collateral Account (a "Funding Request") shall be in writing, shall specify the amount of such request and the date on which such funds are required and shall be accompanied by:

                  (i) An Officers' Certificate, dated not more than 30 days
            prior to the date of the application for the withdrawal and payment of such funds setting forth:

                        (A) the purpose for which such funds are to be used;

                        (B) in the case of acquisition of or investment in any
                  Replacement Collateral,

                              (I) that there is no outstanding Debt, other than
                        costs for which payment is being requested, known to the Company, after due inquiry, for the purchase price or construction of such Replacement Collateral, or for labor, wages, materials or supplies in connection with the making thereof, which, if unpaid, might become the basis of a vendor's, mechanics', laborers', materialmen's, statutory or other similar Lien upon any such Replacement Collateral, which Lien might, in the opinion of the signers of such Officers' Certificate, materially impair the security afforded by such Replacement Collateral;

                              (II) that the Replacement Collateral is necessary
                        or desirable in the conduct to the Company's business;

                              (III) that the Company has title to such
                        Replacement Collateral that is substantially similar to its title to the property sold, destroyed, damaged or taken;

                              (IV) the purchase price of or cost of investment
                        in the Replacement Collateral, which shall not exceed the fair market value of such Replacement Collateral; and

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

                              (V) that the Company has taken such actions, at
                        its sole expense, as are required to ensure that the Collateral Agent has, from the date of such purchase or investment, a perfected Lien (subject only to Permitted Liens) on such Replacement Collateral under the Collateral Documents;

                        (C) that no Event of Default shall have occurred and be
                  continuing, and

                        (D) that the Company has complied with all conditions
                  precedent herein provided for relating to such withdrawal and payment; and

                  (ii) If in connection with the acquisition of any Replacement
            Collateral the amount of funds to be expended is Cdn.$1,000,000 or more, or if any Collateral Document is required to be entered into, amended or supplemented in accordance with the terms hereof, an Opinion of Counsel substantially stating:

                        (A) That the instruments that have been or are therewith
                  delivered to the Trustee conform to the requirements of this Indenture or any other Collateral Document, and that all conditions precedent herein provided for relating to such withdrawal and payment have been complied with; and

                        (B) That all the Company's right, title and interest in
                  and to said Replacement Collateral are then subject to the Lien of the Collateral Documents.

            Upon compliance with the foregoing provisions of this Section, the Trustee shall pay, on the date indicated in the Funding Request, the amount indicated in such Funding Request to the Company or as it may otherwise direct.

                  (d) After the occurrence and during the continuance of an Event of Default, the Trustee shall direct the Collateral Agent to invest, from time to time, amounts on deposit in the Cash Collateral Account (i) in Cash Equivalents, (ii) if such amounts are in U.S. dollars, in Government Securities, or, (iii) if such amounts are in Canadian dollars, in similar obligations of the government of Canada, maturing within 30 days from the date of acquisition thereof, or such longer period (not excluding the expected restoration period or one year) if the company certifies to the Trustee that the funds are set aside for restoration in the event of a Collateral Loss Event.

                  (e) So long as no Event of Default has occurred and is continuing, the Company shall have the exclusive right to make investment decisions with respect to amounts on deposit in the Cash Collateral Account, including the right to cause any amounts held in U.S. dollars to be converted to Canadian dollars or any amounts held in Canadian dollars to be converted into U.S. dollars. The Company shall instruct the Collateral Agent as to such investment decisions in writing. After the occurrence and during the continuance of an Event of Default, the Trustee shall have the exclusive right to make investment decisions with respect to

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

amounts on deposit in the Cash Collateral Account, as set forth in (d) above but in no event shall the Trustee be responsible for any loss or diminution in value of the Cash Collateral Account due to any investment. Such investments described above shall be held in the name of the Collateral Agent and shall be under the sole dominion and control of such Collateral Agent subject to the rights of the Trustee under Article Six and Article Twelve. In order to provide the Collateral Agent, for the benefit of the Holders, with a perfected security interest therein, each such investment shall be either:

                  (i) evidenced by negotiable certificates or instruments, or if nonnegotiable then issued in the name of the Collateral Agent which are delivered (together with any appropriate instruments of transfer) to, and held by, the Collateral Agent or an agent thereof (which shall not be the Company or any of its Affiliates) in the province of British Columbia or Ontario; or

                  (ii) maintained in book-entry form on the records of a Federal
            Reserve Bank and registered in the name of the Collateral Agent or the Trustee, as agent for the Collateral Agent, in a book-entry securities account maintained with respect to such investment with the Federal Reserve Bank in the Federal Reserve District in which the Corporate Trust Office of the Trustee is located.

            The Company shall bear the risk of any realized losses incurred on such investments, and if any such realized loss shall occur on a day when the Company would not be permitted pursuant to subsection (b) of this Section 13.02 to withdraw monies from the Cash Collateral Account, the Company shall promptly remit an amount equal to the amount of any such loss to the Collateral Agent for credit to the Cash Collateral Account.

                                ARTICLE FOURTEEN

                    LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 14.01 Effect Legal Defeasance or Covenant Defeasance.

            The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers' Certificate, at any time, elect to have either Section 14.02 or 14.03 hereof be applied to all outstanding Securities upon compliance with the conditions set forth below in this Article Fourteen.

Section 14.02 Legal Defeasance and Discharge.

            Upon the Company's exercise under Section 14.01 hereof of the option applicable to this Section 14.02, the Company shall, subject to the satisfaction of the conditions set forth in Section 14.04 hereof, be deemed to have been discharged from its obligations with respect to all outstanding Securities on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Debt represented by the outstanding Securities, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 14.05 hereof and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Securities and this Indenture (and the Trustee, on demand of and at the

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expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Securities to receive solely from the trust fund described in Section 14.04 hereof, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest on such Securities when such payments are due, (b) the Company's obligations with respect to such Securities under Articles 2 and 3 and Section 10.02 hereof, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's obligations in connection therewith and (d) this Article Fourteen. Subject to compliance with this Article Fourteen, the Company may exercise its option under this Section
14.02 notwithstanding the prior exercise of its option under Section 14.03 hereof.

Section 14.03 Covenant Defeasance.

            Upon the Company's exercise under Section 14.01 hereof of the option applicable to this Section 14.03, the Company shall, subject to the satisfaction of the conditions set forth in Section 14.04 hereof, be released from its obligations under the covenants contained in Article 8 and Sections 10.04, 10.08 through 10.11, 10.13, 10.14, 10.20 and 10.22 through 10.24 with respect to the outstanding Securities on and after the date the conditions set forth in Section
14.04 are satisfied (hereinafter, "Covenant Defeasance"), and the Securities shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Securities shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 5.01 hereof, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby. In addition, upon the Company's exercise under Section 14.01 hereof of the option applicable to this Section 14.03 hereof, subject to the satisfaction of the conditions set forth in Section 14.04 hereof, Sections 6.01(E) through 6.01(G) hereof shall not constitute Events of Default.

Section 14.04 Conditions to Legal or Covenant Defeasance.

            The following shall be the conditions to the application of either
Section 14.02 or 14.03 hereof to the outstanding Securities:

            In order to exercise either Legal Defeasance or Covenant Defeasance:

                  (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, Cash Equivalents in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Securities on the stated date for payment thereof or on the applicable redemption date, as the case may be, of such principal or installment of principal, premium or interest on the outstanding Securities;

                  (b) in the case of an election under Section 14.02 hereof, the Company shall have delivered to the Trustee Opinions of Counsel in the United States and Canada reasonably acceptable to the Trustee confirming that, on the basis of (A) a ruling that the Company has received from, or has been published by, the Internal Revenue Service or the Canada Revenue Agency, as the case may be, (B) a change in the applicable federal income tax law that has occurred since the date of this Indenture, or (C) on any other basis, the Holders of the outstanding Securities will not recognize income, gain or loss for United States or Canadian, as the case may be, federal income tax purposes as a result of such Legal Defeasance and will be subject to United States or Canadian, as the case may be, federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                  (c) in the case of an election under Section 14.03 hereof, the Company shall have delivered to the Trustee Opinions of Counsel in the United States and Canada reasonably acceptable to the Trustee confirming that the Holders of the outstanding Securities will not recognize income, gain or loss for United States or Canadian, as the case may be, federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States or Canadian, as the case may be, federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                  (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Securities pursuant to this Article Fourteen concurrently with such incurrence) or insofar as Section 5.01(H) or 5.01(I) hereof is concerned, at any time in the period ending on the 91st day after the date of deposit;

                  (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                  (f) the Company shall have delivered to the Trustee an Opinion of Counsel (which may be subject to customary exceptions) to the effect that on the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

                  (g) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

                  (h) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 14.05 Deposited Money and Government Securities to be Held in Trust;
              Other Miscellaneous Provisions.

            Subject to Section 14.06 hereof, all Cash Equivalents (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 14.05, the "Trustee") pursuant to
Section 14.04 hereof in respect of the outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

            The Company shall pay, and shall indemnify and hold harmless the Trustee and each Holder against, any tax, fee or other charge imposed on or assessed against the Trustee, any Holder, all or any part of the Cash Equivalents deposited pursuant to Section 14.04 hereof, or any amount applied or paid out of or as a result of any realization of all or any part of the Cash Equivalents to the extent such tax, fee or charge is caused by, attributable to or a result of any action of the Company or Trustee under Section 14.04 hereof, any payment to or for the account of a Holder under this Section 14.05 or any other act or omission of the Company or the Trustee under this Article 14; provided that in the case of any such tax on or in respect of any amount paid or credited to a particular Holder by the Trustee or any Paying Agent (including the Company acting as Paying Agent) under the immediately preceding paragraph of this Section 14.05, the Company shall be liable under this paragraph only to the extent such tax exceeds the amount of tax for which such Holder would otherwise have been liable (and for which such Holder would not have been entitled to indemnification under Section 10.16 hereof) if (x) the relevant Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred and (y) the amount paid or credited to such Holder had been paid or credited to the Holder by the Company directly.

            Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any Cash Equivalents held by it as provided in Section
14.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 14.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 14.06 Repayment to Company.

            Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Securities and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Securities shall thereafter, as a secured creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 14.07 Reinstatement.

            If the Trustee or Paying Agent is unable to apply any Cash Equivalents in accordance with Section 14.02 or 14.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 14.02 or
14.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 14.02 or 14.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium, if any, or interest on any Securities following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent

Section 14.08 Termination of the Company's Obligation.

            This Indenture shall cease to be of further effect (except that the Company's obligations under Sections 10.16, 6.07 and 6.10 hereof, and the Company's, the Trustee's and the Paying Agent's obligations under Section 14.06 hereof shall survive) when all outstanding Securities theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Securities which have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable by the Company hereunder.

            IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

                                          WESTERN FOREST PRODUCTS INC.

                                          By:____________________________
                                             Name:

                                          THE BANK OF NEW YORK, as Trustee

                                          By:____________________________
                                             Name:
                                             Title:

                                    EXHIBIT A
                         FORM OF SUPPLEMENTAL INDENTURE
                    TO BE DELIVERED BY SUBSEQUENT GUARANTORS

            SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of ___________ 20__, among __________________ (the "Guaranteeing Subsidiary"), a subsidiary of WESTERN FOREST PRODUCTS INC. (or its permitted successor), a corporation organized and existing under the laws of Canada (the "Company"), the Company, the other Guarantors (as defined in the Indenture referred to herein) and _________________, as trustee under the indenture referred to below (the "Trustee").

                                   WITNESSETH

            WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of July 27, 2004, providing for the issuance of an aggregate principal amount of $221,000,000 of 15% Secured Bonds due 2009 (the "Securities");

            WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's obligations under the Securities and the Indenture on the terms and conditions set forth herein (the "Subsidiary Guarantee"); and

            WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

            NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

            1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

            2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees as follows:

                  (a) Along with all Guarantors named in the Indenture, to jointly and severally Guarantee to each Holder of Securities authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Securities or the obligations of the Company hereunder or thereunder, that:

                  (i) the principal of and interest on the Securities will be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Securities, if any, if lawful, and all other obligations of the Company to the Holders or the

            Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

                  (ii) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors (including the Guaranteeing Subsidiary) shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

                  (b) The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Securities or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

                  (c) The following is hereby waived: diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever.

                  (d) This Subsidiary Guarantee shall not be discharged except by complete performance of the obligations contained in the Securities, the Indenture and this Subsidiary Guarantee.

                  (e) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors, or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

                  (f) The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

                  (g) As between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five of the Indenture for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article Five of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Subsidiary Guarantee.

                  (h) The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders or the Trustee under this Subsidiary Guarantee.

                  (i) The Guaranteeing Subsidiary hereby confirms that it is its intention that this Subsidiary Guarantee not constitute a fraudulent transfer or conveyance for purposes of bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, Fraudulent Conveyance Act (British Columbia), the Fraudulent Preference Act (British Columbia) or any similar federal or state law or Canadian federal or provincial law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Guaranteeing Subsidiary hereby irrevocably agrees that its obligations hereunder and Article Twelve of the Indenture shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under Article Twelve of the Indenture, result in the obligations hereunder not constituting a fraudulent transfer or conveyance.

            3. EXECUTION AND DELIVERY. The Guaranteeing Subsidiary agrees that this Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantee.

            4. GUARANTEEING SUBSIDIARY MAY CONSOLIDATE, ETC. ON CERTAIN TERMS. Guaranteeing Subsidiary may consolidate with, amalgamate with, merge with, or wind up into (whether or not such Guaranteeing Subsidiary is the surviving Person) the Company or another Guarantor without restriction or with or into another corporation, Person or entity whether or not affiliated with such Guarantor to the same extent that the Company may amalgamate with, consolidate with, merge with or into, or transfer All or Substantially All of its assets to any other Person; provided, however, that, subject to the provisions of Section
12.05 of the Indenture, if such other Person is not the Company or another Guarantor, the Person formed by or surviving any such amalgamation, consolidation, wind-up or merger must expressly assume all the obligations of such Guarantor pursuant to a Supplemental Indenture in the form hereof.

            5. RELEASES. In the event of a sale or other disposition of all of the assets of Guaranteeing Subsidiary by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of the Guaranteeing Subsidiary, then the Guaranteeing Subsidiary (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the Capital Stock of Guaranteeing Subsidiary) or the Person acquiring the property (in the event of a sale or other disposition of All or Substantially All of the assets of the Guaranteeing Subsidiary) will be released and relieved of any obligations under this Subsidiary Guarantee.

            6. NEW YORK LAW TO GOVERN. THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

            7. COUNTERPARTS The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

            8. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

            9. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:

[GUARANTEEING SUBSIDIARY]

By:_________________________
Name:_______________________
Title:______________________

                                              WESTERN FOREST PRODUCTS INC.

                                              By:______________________________
                                              Name:
                                              Title:

THE BANK OF NEW YORK, as Trustee

By:_________________________________
Name:
Title:

                                                                       EXHIBIT B

                            Subordination Provisions

      1. Priority. Any subordinated debt shall be expressly subordinated to the prior indefeasible payment in full in cash of all obligations under the Securities and the Indenture.

      2. Postponement. The Company shall not make any prepayment or repayment of, or any distribution in respect of or on account of, any principal under the subordinated debt in cash, in kind or otherwise (excluding with proceeds received pursuant to any refinancing of such subordinated debt), until the Securities have been repaid in full. The Company shall not make any payment of interest in cash under the subordinated debt unless the Company is making payments of interest in cash, and not in kind, under the Securities and no interest is then deferred pursuant to Section 3.12 of the Indenture.

      3. Maturity. The subordinated debt shall mature at least six months after the Stated Maturity of the Securities.

      4. Payment Blockage Periods. Upon delivery by the Trustee to the Company and the subordinated lenders of a payment blockage notice following the occurrence of an Event of Default under the Indenture, unless and until such Event of Default has been cured or waived (i) in the event of a payment default, no payment of any kind shall be made by the Company on account of the subordinated debt and (ii) in the event of a nonpayment default, no payment of any kind shall be made by the Company on account of the subordinated debt for a period of 180 days following receipt of the notice. No more than one 180-day blockage period is permitted in each rolling 365-day period.

      5. Enforcement. Upon delivery by the Trustee to the Company and the subordinated lenders of an enforcement notice after the occurrence of an Event of Default under the Indenture, none of subordinated lenders shall:

            (a) accelerate its debt or otherwise declare any of its debt due and payable prior to maturity unless the Trustee has declared all of the Securities due and payable prior to maturity;

            (b) enforce any security for its debt by any means;

            (c) petition for (or vote in favor of any resolution for) or indicate or support or take any steps with a view to any winding up, bankruptcy, insolvency, liquidation, reorganization, moratorium, administration, dissolution or other analogous proceedings or any voluntary arrangement or assignment for the benefit of creditors or any similar proceedings involving the Company; and

            (d) bring or support any other legal proceedings against the Company in respect of its debt, until the earlier of (i) 180 days following receipt of the notice, and (ii) the date upon which a bankruptcy of the Company or similar proceeding has commenced.

                           INCENTIVE STOCK OPTION PLAN

                                       OF

                          WESTERN FOREST PRODUCTS INC.

                         (EFFECTIVE AS OF JULY 22, 2004)

1.       Purpose of the Plan

1.1 The purpose of the Plan is to attract and retain persons of ability to serve as directors, officers, advisors and employees of, and consultants to, the Corporation or any of its affiliated entities, to provide an incentive for such persons in their efforts on behalf of the Corporation or any of its affiliated entities, and in combination with these goals, to encourage the equity participation of such persons in the Corporation.

2.       Definitions

2.1 For the purposes of the Plan, the following terms have the indicated meanings set forth below:

         (a) "affiliated entity" has the same meaning ascribed to that term in MI 45-105;

         (b) "associate" has the same meaning ascribed to that term in the OSA;

         (c)      "Board" means the board of directors of the Corporation;

         (d) "Compensation Committee" means the Management Resources and Compensation Committee of the Board as the same may be constituted from time to time or such other committee constituted by the Board from time to time with a mandate that includes the administration of the Plan and, if none is so constituted, means the full Board;

         (e) "Consultant" means a person, other than an employee, senior officer or director of the Corporation, that:

                  (i) is engaged to provide services to the Corporation or an affiliated entity of the Corporation, other than services provided in relation to a distribution as defined under applicable securities laws;

                  (ii) provides the services under a written contract with the Corporation or an affiliated entity of the Corporation; and

                  (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliated entity of the Corporation, and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

         (f) "Corporation" means Western Forest Products Inc. and any successor;

         (g) "Disability" means a physical or mental incapacity of a nature that the Board determines prevents or would prevent the Optionee from satisfactorily performing the material duties of his or her position with the Corporation or any of its affiliated entities, as applicable;

         (h) "Eligible Person" means a director, senior officer or employee of the Corporation or of an affiliated entity of the Corporation or a Consultant;

         (i) "Exchange" means any principal exchange (as determined by the Board in its sole discretion) upon which the Shares are listed;

         (j) "Grant Date" has the meaning ascribed to that term in Subsection 5.1;

         (k) "MI 45-105" means Multilateral Instrument 45-105 - Trades to Employees, Senior Officers, Directors and Consultants;

         (l)      "Market Value" of a Share means, on any given day:

                  (i) where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in its sole discretion; and

                  (ii) where the Share is listed on an Exchange, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

         (m) "Option" means an option, granted pursuant to Section 5, to purchase a Share;

         (n) "Option Period" in respect of an Option means the period commencing on the date of grant of such Option and ending on the date of expiry of such Option;

         (o) "Option Price" means the price per Share at which Shares may be purchased under an Option, as determined pursuant to Paragraph 5.1(b) and as may be adjusted in accordance with
                  Section 10;

         (p) "Optionee" means an Eligible Person to whom an Option has been granted;

         (q)      "OSA" means the Securities Act (Ontario), as amended;

         (r) "person" means an individual, corporation, partnership, party, trust, fund, association and any other organized group of persons and the personal or other legal representative of a person to whom the context can apply according to law;

         (s) "Plan" means this Incentive Stock Option Plan as the same may be amended and/or restated from time to time;

         (t) "Securities Regulators" has the meaning ascribed to that term in Section 11; and

         (u) "Share" means, subject to Section 10, a common share, without nominal or par value, in the capital of the Corporation.

2.2 Unless otherwise indicated, all dollar amounts referred to in this Option Plan are stated in Canadian funds.

2.3 All section and paragraph references used in this Plan are references to sections and paragraphs in this Plan.

2.4 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.       Administration of the Plan

3.1 The Plan shall be administered by the Board with the assistance of the Compensation Committee.


3.2 The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.3 Subject to the limitations of the Plan, the Board shall have the authority:

         (a)      to grant Options to Eligible Persons;

         (b) to determine the terms, limitations, restrictions and conditions applicable to any Option granted hereunder;

         (c) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

         (d) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

3.4 The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

4.       Shares Subject to the Plan

4.1 The maximum aggregate number of Shares which may be issued pursuant to the exercise of Options granted under the Plan shall not exceed 2,500,000 Shares, subject to adjustment as provided in Section 10.

4.2 The total number of Shares that may be reserved for issuance to any one person pursuant to Options shall not exceed 5% of the Shares of the Corporation outstanding on a non-diluted basis on the Grant Date of the Options.

4.3      Anything in this Plan to the contrary notwithstanding:

         (a) the maximum number of Shares that may reserved for issuance pursuant to Options granted under the Plan to insiders of the Corporation and their associates, together with the number of Shares reserved for issuance to such insiders and their associates under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation outstanding on a non-diluted basis at the Grant Date of the Options; and

         (b) the maximum number of Shares which may be issued to insiders of the Corporation and their associates under the Plan within any one-year period, when taken together with the number of Shares issued to such insiders and their associates under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation outstanding on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Shares.

For the purpose of this Subsection "insider" means an insider as defined in the OSA but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary (as defined in the OSA) of the Corporation. Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Options prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out above.

4.4 Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

5.       Grants of Options

5.1 Subject to the provisions of the Plan, the Board may, in its sole discretion and from time to time, determine those Eligible Persons to whom Options will be granted and the date on which such Options are to be granted (the "Grant Date"). The Board will also determine, in its sole discretion, in connection with each grant of Options:

         (a)      the number of Options to be granted;

         (b) the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date;

         (c)      subject to Subsection 6.3, the Option Period; and

         (d) the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) applicable to such Options.

6.       Eligibility, Vesting and Terms of Options

6.1      Options may be granted to Eligible Persons only.

6.2 Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3 In no event shall the Option Period expire later than 4:30 p.m. (Vancouver time) on the tenth anniversary of the Grant Date for the applicable Option.

6.4 Subject to Section 8, an Option that is subject to vesting, may, once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5 The Board may determine when any Option shall become vested and exercisable and may determine that the Option shall be vested and exercisable in installments.

6.6 An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.       Option Agreement

7.1 As soon as practicable following the grant of an Option, the Corporation and the Optionee shall enter into an option agreement substantially in the form set out in Appendix A, which agreement shall set out the Optionee's agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the number of Options, the Option Price, the expiry date of the Option Period, vesting terms and such other terms and conditions as the Board may deem appropriate.

8.       Termination of Employment, Engagement or Directorship

8.1 Except as otherwise determined by the Board, in the event that an Optionee ceases to be an Eligible Person:

         (a) for any reason other than death, retirement, early retirement, sickness or disability, each of the Options held by the Optionee shall cease to be exercisable after the date of termination of the Optionee's position as a director, officer, employee or consultant (as the case may be);

         (b) as a result of retirement (other than early retirement), all of the Optionee's vested Options shall continue in force notwithstanding the termination of the Optionee's position as a director, officer, employee or consultant (as the case may be);

         (c) by reason only of early retirement as permitted under the provisions of the Corporation's pension plan or, with the consent of the committee appointed under the said pension plan for the administration thereof, at any time for reasons of sickness or disability as determined by such committee, the Optionee's vested Options shall continue in force notwithstanding the termination of the Optionee's position as a director, officer, employee or consultant (as the case may be); and

         (d) as a result of death, the legal representatives of an Optionee may exercise the Optionee's vested Options within six months after the date of the Optionee's death to the extent such Options were by their terms vested and exercisable as of the date of the Optionee's death or within the period of six months following the Optionee's death;

but for greater certainty no Option shall be exercisable after the expiry of the Option Period applicable thereto.

8.2 The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement by, or directorship of, the Corporation or its affiliated entity nor shall it interfere in any way with the right of the Corporation or its affiliated entity to terminate any Optionee's employment, engagement or directorship at any time.

8.3 For the purposes of section 8, termination in the case of an employee (including officers that are also employees) is determined to be the last day of active employment with the Corporation or its affiliated entity, as the case may be, regardless of any salary continuance or notice period provided from or to the Corporation or implied by or otherwise available at law.

8.4 For greater certainty, an Option that was not vested at the time that the relevant event referred to in this Section 8 occurred, shall not be or become exercisable and shall be forthwith cancelled.

9.       Exercise of Options

9.1 Subject to the provisions of the Plan, Options may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Corporate Secretary of the Corporation specifying the number of Shares with respect to which the Options are being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be acquired. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

9.2 No less than 100 Options may be exercised at any one time, except where a smaller number of vested Options is held by the Optionee, in which case, such smaller number of Options must be exercised at one time.

10.      Adjustment on Alteration of Share Capital

10.1 In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion to prevent dilution or enlargement and such adjustment shall be binding for all purposes of the Plan.

10.2 If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), the holder of an Option will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Shares, such other securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger.

10.3 In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4 In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board to properly reflect such event and such adjustment shall be binding for all purposes of the Plan.

10.5 No adjustment provided in this Section 10 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6 If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Corporation is made by a third party, the Corporation shall use reasonable efforts to bring such offer to the attention of the Optionee as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise and such required acceleration of time shall be binding for all purposes of the Plan.

10.7 Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Corporation of those in another company is imminent, the Board may, as deemed necessary or equitable by the Board in its sole discretion, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionee and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board under this paragraph 10.7 shall be final and binding for all purposes of the Plan.

11.      Regulatory Approval

11.1 Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation's obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

         (a) compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada ("Securities Regulators")

         (b)      compliance with the requirements of the Exchange; and

         (c) receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2 The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3 If any amendment, modification or termination to the provisions hereof or any Option granted are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the Plan and any outstanding Options (including any option agreement made pursuant hereto) shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee. The Corporation will give notice of any such amendment, modification or termination to each holder of Options as soon as reasonably practicable following the same, but failure to provide notice will not invalidate such amendment, modification or termination.

12.      Miscellaneous

12.1 An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2 The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

13.      Effective Date, Amendment and Termination

13.1     The Plan is effective as of July 22, 2004.

13.2 The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.

13.3 No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder prior to such action.

13.4 The Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee's consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Sections 10 or 11 hereof. The Option Price of any outstanding Option granted to an insider may not be reduced unless disinterested shareholder approval is obtained in accordance with regulatory requirements.

                                   APPENDIX A

                           INCENTIVE STOCK OPTION PLAN

                                       OF

                          WESTERN FOREST PRODUCTS INC.

                                OPTION AGREEMENT

         This Option Agreement is entered into between Western Forrest Products Inc. (the "Corporation") and the Optionee named below pursuant to the Corporation's Incentive Stock Option Plan (the "Plan") a copy of which are attached hereto, and confirms the following:

1.       Grant Date:              ______________________________________________

2.       Optionee:                ______________________________________________

3.       Number of Options:       ______________________________________________

4.       Option Price
         ($ per Share):           _$____________________________________________

5.       Expiry Date of Option
         Period:                  ______________________________________________

6. Each Option that has vested entitles the Optionee to purchase one Common Share of the Corporation

7. at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

         [INSERT VESTING ARRANGEMENTS]

8.       This Option Agreement is subject to the following terms and conditions:

         [INSERT TERMS AND CONDITIONS SET BY THE BOARD APPLICABLE TO THE PARTICULAR GRANT]

9. This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11. By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan.


         IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _______ day of _____________, _______.


                                                    WESTERN FOREST PRODUCTS INC.


__________________________________________________  Per:  ______________________
Signature of Optionee                                     Authorized Signatory

                                                    Per:  ______________________
                                                          Authorized Signatory

                             SUPPLEMENTAL INDENTURE

            SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of July 27, 2004, among DOMAN FOREST PRODUCTS LIMITED, DOMAN-WESTERN LUMBER LTD., WFP LUMBER SALES LIMITED and WFP QUATSINO NAVIGATION LIMITED (each, a "Guaranteeing Subsidiary" and collectively, the "Guaranteeing Subsidiaries"), each, a subsidiary of WESTERN FOREST PRODUCTS INC. (or its permitted successor), a corporation organized and existing under the laws of Canada (the "Company"), and THE BANK OF NEW YORK, as trustee under the indenture referred to below (the "Trustee").

                                   WITNESSETH

            WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of July 27, 2004, providing for the issuance of an aggregate principal amount of $221,000,000 of 15% Secured Bonds due 2009 (the "Securities");

            WHEREAS, the Indenture provides that under certain circumstances each Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's obligations under the Securities and the Indenture on the terms and conditions set forth herein (the "Subsidiary Guarantee"); and

            WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

            NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiaries and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

            CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

            1. AGREEMENT TO GUARANTEE. Each of the Guaranteeing Subsidiaries hereby agrees as follows:

                  (a) Along with all Guarantors named in the Indenture, to jointly and severally Guarantee to each Holder of Securities authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Securities or the obligations of the Company hereunder or thereunder, that:

                  (i) the principal of and interest on the Securities will be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Securities, if any, if lawful, and all other obligations of the Company to the Holders or the

            Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

                  (ii) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors (including such Guaranteeing Subsidiary) shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

                  (b) The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Securities or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

                  (c) The following is hereby waived: diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever.

                  (d) This Subsidiary Guarantee shall not be discharged except by complete performance of the obligations contained in the Securities, the Indenture and this Subsidiary Guarantee.

                  (e) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors, or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

                  (f) The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

                  (g) As between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five of the Indenture for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article Five of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Subsidiary Guarantee.

                  (h) The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders or the Trustee under this Subsidiary Guarantee.

                  (i) The Guaranteeing Subsidiary hereby confirms that it is its intention that this Subsidiary Guarantee not constitute a fraudulent transfer or conveyance for purposes of bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, Fraudulent Conveyance Act (British Columbia), the Fraudulent Preference Act (British Columbia) or any similar federal or state law or Canadian federal or provincial law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Guaranteeing Subsidiary hereby irrevocably agrees that its obligations hereunder and Article Twelve of the Indenture shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under Article Twelve of the Indenture, result in the obligations hereunder not constituting a fraudulent transfer or conveyance.

            2. EXECUTION AND DELIVERY. Each of the Guaranteeing Subsidiaries agrees that this Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantee.

            3. GUARANTEEING SUBSIDIARY MAY CONSOLIDATE, ETC. ON CERTAIN TERMS. Any Guaranteeing Subsidiary may consolidate with, amalgamate with, merge with, or wind up into (whether or not such Guaranteeing Subsidiary is the surviving Person) the Company or another Guarantor without restriction or with or into another corporation, Person or entity whether or not affiliated with such Guarantor to the same extent that the Company may amalgamate with, consolidate with, merge with or into, or transfer All or Substantially All of its assets to any other Person; provided, however, that, subject to the provisions of Section
12.05 of the Indenture, if such other Person is not the Company or another Guarantor, the Person formed by or surviving any such amalgamation, consolidation, wind-up or merger must expressly assume all the obligations of such Guarantor pursuant to a Supplemental Indenture in the form hereof.

            4. RELEASES. In the event of a sale or other disposition of all of the assets of any Guaranteeing Subsidiary by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of such Guaranteeing Subsidiary, then such Guaranteeing Subsidiary (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the Capital Stock of the Guaranteeing Subsidiary) or the Person acquiring the property (in the event of a sale or other disposition of All or Substantially All of the assets of the Guaranteeing Subsidiary) will be released and relieved of any obligations under this Subsidiary Guarantee.

            5. NEW YORK LAW TO GOVERN. THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

            6. COUNTERPARTS The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

            7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

            8. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:  July 27, 2004

DOMAN FOREST PRODUCTS LIMITED

By: /s/ P. G. Hosier
   --------------------------------
Name: P. G. Hosier
      -----------------------------
Title: Secretary and Treasurer
       ----------------------------

DOMAN-WESTERN LUMBER LTD.

By:  /s/ P. G. Hosier
   --------------------------------
Name: P. G. Hosier
      -----------------------------
Title: Secretary
       ----------------------------

WFP LUMBER SALES LIMITED

By:  /s/ P. G. Hosier
   --------------------------------
Name: P. G. Hosier
      -----------------------------
Title: Corporate Secretary
       ----------------------------

WFP QUATSINO NAVIGATION LIMITED

By:  /s/ P. G. Hosier
   --------------------------------
Name: P. G. Hosier
      -----------------------------
Title: Corporate Secretary
       ----------------------------

                                             WESTERN FOREST PRODUCTS INC.

                                             By:  /s/ P. G. Hosier
                                                --------------------------------
                                             Name: P. G. Hosier
                                                   -----------------------------
                                             Title: Corporate Secretary
                                                    ----------------------------

THE BANK OF NEW YORK, as Trustee

By: /s/ Miriam Y. Molina
    -----------------------------
Name: Miriam Y. Molina
      ---------------------------
Title: Assistant Vice President
       --------------------------

[CANADIAN
FLAG LOGO]   Industry Canada         Industrie Canada

CERTIFICATE                                CERTIFICAT
OF AMENDMENT                               DE MODIFICATION

CANADA BUSINESS                            LOI CANADIENNE SUR
CORPORATIONS ACT                           LES SOCIETES PAR ACTIONS



WESTERN FOREST PRODUCTS INC.                             420424-7



-------------------------------------      -------------------------------------
Name of corporation-                       Corporation number-
Denomination de la societe                 Numero de la societe


I hereby certify that the articles         Je certifie que les statuts de la
of the above-named corporation were        societe susmentionnee ont ete
amended:                                   modifies :

a) under section 13 of the Canada    [ ]   a) en vertu de l'article 13 de la Loi
   Business Corporations Act in               canadienne sur les societes par
   accordance with the attached               actions, conformement a l'avis
   notice;                                    ci-joint;

b) under section 27 of the Canada    [ ]   b) en vertu de l'article 27 de la Loi
   Business Corporations Act as set           canadienne sur les societes par
   out in the attached articles of            actions, tel qu'il est indique
   amendment designating a series             dans les clauses modificatrices
   of shares;                                 ci-jointes designant une serie
                                              d'actions;

c) under section 179 of the Canada   [ ]   c) en vertu de l'article 179 de la
   Business Corporations Act as set           Loi canadienne sur les societes
   out in the attached articles of            par actions, tel qu'il est
   amendment;                                 indique dans les clauses
                                              modificatrices ci-jointes;

d) under section 191 of the Canada   [x]   d) en verdu de l'article 191 de la
   Business Corporations Act as set           Loi canadienne sur les societes
   out in the attached articles of            par actions, tel qu'il est indique
   reorganization;                            dans les clauses de reorganisation
                                              ci-jointes;


               R. Shaw                      JULY 27, 2004 / LE 27 JUILLET 2004

         Director - Directeur                       Date of Amendment -
                                                   Date de modification



[CANADA LOGO]

[CANADIAN FLAG]  Industry Canada     Industrie Canada                       FORM 14                          FORMULAIR 14
                                                                  ARTICLES OF REORGANIZATION           CLAUSES DE REORGANISATION
                 Canada Business     Loi canadienne sur les              (SECTION 191)                       (ARTICLE 191)
                 Corporations Act    societes par actions
     -------------------------------------------------------------------------------------------------------------------------------
     1 -- Name of corporation - Denomination de la societe                           2 -- Corporation No. - N(0)de la societe

     WESTERN FOREST PRODUCTS INC.                                                    420424-7

     -------------------------------------------------------------------------------------------------------------------------------

     3 -- In accordance with the order for reorganization, the           Conformement a l'ordonnance de reorganisation, les statuts;
          articles of incorporation are amended as follows:              constitutifs  sont modifies comme suit:

     The Articles of the Corporation were not amended by the order for reorganization and remain as attached in Schedule A hereto.







     -------------------------------------------------------------------------------------------------------------------------------
     Signature               Printed Name - Nom en letters moulees     4 - Capacity of - En qualite de    5 - Tel. No. = N(0)de tel.

     /s/ P.G. Hosier                    Philip G. Hosier                   Corporate Secretary                 604 665 6231
     -------------------------------------------------------------------------------------------------------------------------------
     FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT
     -------------------------------------------------------------------------------------------------------------------------------

                             JUL. 28 2004
     -------------------------------------------------------------------------------------------------------------------------------
     IC 3409 (2003/06)                                                                                        [GOVT. OF CANADA LOGO]
     -------------------------------------------------------------------------------------------------------------------------------


[CANADIAN FLAG]     Industry Canada      Industrie Canada                     FORM 6                      FORMULAIRE 6
                                                                       NOTICE OF DIRECTORS,         LISTE DES ADMINISTRATEURS,
                    Canada Business      Loi canadienne sur les        NOTICE OF CHANGE OF              AVIS DE CHANGEMENT
                    Corporations Act     societes par actions         DIRECTORS OR NOTICE OF      DES ADMINISTRATEURS OU AVIS DE
                                                                      CHANGE OF ADDRESS OF A        CHANGEMENT D'ADDRESSE D'UN
                                                                         PRESENT DIRECTOR           DES ADMINISTRATEUR ACTUEL
                                                                     [SECTIONS 105 AND 113(1)]       [ARTICLES 106 ET 113(1)]
------------------------------------------------------------------------------------------------------------------------------------
1 -- Name of the Corporation - Denomination de la societe                          2 -- Corporation No. - N(o) de la societe

WESTERN FOREST PRODUCTS INC.                                                       420424-7
------------------------------------------------------------------------------------------------------------------------------------
3 -- The following persons became directors of this corporation - Les personnes suivantes sont devenues administrateurs de la presente societe
------------------------------------------------------------------------------------------------------------------------------------
                              Effective Date           Residential Address - Adresse domciliaire            Resident Canadian - Y/N
       Name - Nom            Date d'entree en                                                               Resident canadien - O/N
                                  vigueur
------------------------------------------------------------------------------------------------------------------------------------
James D. Arthurs             July 27, 2004        2420 Russet Place, West Vancouver, BC V7V 3B6                        Y

Derek Brown                  July 27, 2004        48 St. Andrews Gardens, Toronto ON M4W 2E1                           Y

John B. Newman               July 27, 2004        110 Dunvegan Road, Toronto ON  M4V 2R1                               Y

John MacIntyre               July 27, 2004        8 Wanless Crescent, Toronto ON M4N 3B7                               Y

John S. Lacey                July 27, 2004        18 Concorde Place, PH7, Toronto ON M3C 3T9                           Y

Lee Doney                    July 27, 2004        2267 Allenby Street, Victoria BC  V8R 3C4                            Y

J. Peter Gordon              July 27, 2004        165 Rose Park Drive, Toronto ON M4T 1R6                              Y
------------------------------------------------------------------------------------------------------------------------------------
4 -- The following persons ceased to be directors of this corporation - Les personnes suivantes ont cesse d'etre administrateurs de la presente societe
------------------------------------------------------------------------------------------------------------------------------------
           Name - Nom                 Effective Date                     Residential Address - Adresse domcilliaire
                                     Date d'entree en
                                          vigueur
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
5 -- The directors of this corporation now are - Les administrateurs de la presente societe sont maintenant
------------------------------------------------------------------------------------------------------------------------------------
           Name - Nom                           Residential Address - Adresse domciliaire                 Resident Canadian - Y/N
                                                                                                          Resident canadien - O/N
------------------------------------------------------------------------------------------------------------------------------------
James D. Arthurs                  2420 Russet Place, West Vancouver BC  V7V 3B6                                      Y

Jaspaul H. Doman                  768 Fraynes Road, RR #1, Mill Bay, BC V0R 2P0                                      Y

Derek Brown                       48 St. Andrews Gardens, Toronto ON M4W 2E1                                         Y

John  B. Newman                   110 Dunvegan Road, Toronto, ON  M4V 2R1                                            Y

John MacIntyre                    8 Wanless Crescent, Toronto, ON  M4N 3B7                                           Y

John S. Lacey                     18 Concorde Place, PH7, Toronto ON M3C 3T9                                         Y

Lee Doney                         2267 Allenby Street, Victoria BC V8R 3C4                                           Y

J. Peter Gordon                   165 Rose Park Drive, Toronto, ON  M4T 1R6                                          Y
------------------------------------------------------------------------------------------------------------------------------------
6 -- Change of address of a present director - Changement d'addressee d'un administrateur actuel
------------------------------------------------------------------------------------------------------------------------------------
           Name - Nom                 Effective Date           Former Residential Address           New Residential Address
                                     Date d'entree en        Adresse domciliaire precedente      Nouvelle addresse residentiel
                                          vigueur
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Signature                        Printed Name - Nom en letters       7 - Capacity of - En qualite de    8 - Tel. No. = N(o) de tel.

/s/ P.G. Hosier                        Philip G. Hosier                     Corporate Secretary                 604 665 6231
------------------------------------------------------------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT
------------------------------------------------------------------------------------------------------------------------------------
      JUL 28 2004
------------------------------------------------------------------------------------------------------------------------------------
IC 3103 (2003/06)   (cxm)  WF-369                                                                             [GOV'T OF CANADA LOGO]

                                                IN THE MATTER OF WESTERN
                                                FOREST PRODUCTS INC. AND THE
                                                CANADA BUSINESS CORPORATIONS ACT


TO WIT:

I, LATA CASCIANO, Barrister and Solicitor, of 2100 - 1075 West Georgia Street, in the City of Vancouver, in the Province of British Columbia, do solemnly declare:

1.    THAT I am a Partner with the firm of Fasken Martineau DuMoulin LLP at 2100
      - 1075 West Georgia Street, in the City of Vancouver, in the Province of British Columbia, who are the solicitors for Western Forest Products Inc. (the "Corporation"), and as such have knowledge of the matters hereinafter deposed to.

2. THAT pursuant to the Order issued by the Supreme Court of British Columbia on June 11, 2004, Rick Doman was to be appointed as a Director of the Corporation.

3. THAT on May 26, 2004, a Notice of Change of Directors was filed with Industry Canada confirming the appointment of Jaspaul H. Doman as a Director of the Corporation on April 30, 2004.

4.    THAT to the best of my knowledge, information and belief, the said Jaspaul
      H. Doman and Rick Doman are the same person.

5. THAT this Statutory Declaration is made to permit the filing of Articles of Reorganization and the Court Order dated June 11, 2004 with Industry Canada.

AND I make this solemn declaration, conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the CANADA EVIDENCE ACT.


DECLARED BEFORE ME at the City          )
of Vancouver, in the Province of        )
British Columbia, this 28th day of      )
July, 2004                              )
                                        )
                                        )
/s/ Lynne M. Charbonneau                )   /s/ L. Casciano
------------------------------------        ------------------------------------
A Commissioner for taking Affidavits    )   LATA CASCIANO
for British Columbia                    )

[CANADIAN
FLAG LOGO]   Industry Canada         Industrie Canada

CERTIFICATE                                CERTIFICAT
OF AMENDMENT                               DE MODIFICATION

CANADA BUSINESS                            LOI CANADIENNE SUR
CORPORATIONS ACT                           LES SOCIETES PAR ACTIONS



WESTERN FOREST PRODUCTS INC.                             420424-7



-------------------------------------      -------------------------------------
Name of corporation-                       Corporation number-
Denomination de la societe                 Numero de la societe


I hereby certify that the articles         Je certifie que les statuts de la
of the above-named corporation were        societe susmentionnee ont ete
amended:                                   modifies :

a) under section 13 of the Canada    [ ]   a) en vertu de l'article 13 de la Loi
   Business Corporations Act in               canadienne sur les societes par
   accordance with the attached               actions, conformement a l'avis
   notice;                                    ci-joint;

b) under section 27 of the Canada    [ ]   b) en vertu de l'article 27 de la Loi
   Business Corporations Act as set           canadienne sur les societes par
   out in the attached articles of            actions, tel qu'il est indique
   amendment designating a series             dans les clauses modificatrices
   of shares;                                 ci-jointes designant une serie
                                              d'actions;

c) under section 179 of the Canada   [x]   c) en vertu de l'article 179 de la
   Business Corporations Act as set           Loi canadienne sur les societes
   out in the attached articles of            par actions, tel qu'il est
   amendment;                                 indique dans les clauses
                                              modificatrices ci-jointes;

d) under section 191 of the Canada   [ ]   d) en verdu de l'article 191 de la
   Business Corporations Act as set           Loi canadienne sur les societes
   out in the attached articles of            par actions, tel qu'il est indique
   reorganization;                            dans les clauses de reorganisation
                                              ci-jointes;


        [illegible signature]                 JUNE 21, 2004 / LE 21 JUIN 2004

         Director - Directeur                       Date of Amendment -
                                                   Date de modification



[CANADA LOGO]

[CANADIAN FLAG]  Industry Canada     Industrie Canada                       FORM 4                              FORMULE 4
                                                                     ARTICLES OF AMENDMENT                CLAUSES MODIFICATRICES
                 Canada Business     Loi canadienne sur les           (SECTION 27 OR 177)                   (ARTICLE 27 OU 177)
                 Corporations Act    societes par actions
-------------------------------------------------------------------------------------------------------------------------------
1 - Name of the corporation - Denomination de la societe                        2 - Corporation No. - N(o)de la societe

4204247 Canada Inc.                                                             420424-7

-------------------------------------------------------------------------------------------------------------------------------
3 - The articles of the above named corporation are                Les statuts de la societe mentionnee ci-dessus sont
    amended as follows:                                            modifies de la facon suivante :

    To change the name of the Corporation from 4204247 CANADA INC. to WESTERN FOREST PRODUCTS INC. by deleting paragraph 1 of the Articles of Incorporation and inserting the following in place thereof:

    1.  "WESTERN FOREST PRODUCTS INC."

    such change of name to be effective upon the date of issuance of the Certificate of Amendment.




-------------------------------------------------------------------------------------------------------------------------------
Date                                 Signature                                   7 - Capacity of - En qualite de

        June 21, 2004                          /s/ J.H. Doman                                       Director

-------------------------------------------------------------------------------------------------------------------------------
For Departmental Use Only -          Printed Name - Nom en letters moulees
A l'usage du ministere seulement

File
Deposee     June 22, 2004                          J.H. Doman                                            [GOVT. OF CANADA LOGO]
---------------------------------------------------------------------------------
IC 3069 (2001/11)

[CANADIAN
FLAG LOGO]   Industry Canada         Industrie Canada

CERTIFICATE                                CERTIFICAT
OF INCORPORATION                           DE CONSTITUTION

CANADA BUSINESS                            LOI CANADIENNE SUR
CORPORATIONS ACT                           LES SOCIETES PAR ACTIONS



4204247 CANADA INC.                                      420424-7



-------------------------------------      -------------------------------------
Name of corporation-                       Corporation number-
Denomination de la societe                 Numero de la societe


I hereby certify that the above-           Je certifie que la societe
named corporation, the articles of         susmentionnee, dont les statuts
incorporation of which are attached,       constitutifs sont joints, a ete
was incorporated under the Canada          constituee en societe en vertu de
Business Corporations Act.                 la Loi canadienne sur les societes
                                           par actions.













        [illegible signature]                APRIL 27, 2004 / LE 27 AVRIL 2004

         Director - Directeur                     Date of Incorporation -
                                                   Date de constitution



[CANADA LOGO]


[CANADIAN FLAG LOGO]     Industry Canada    Industrie Canada                      FORM 1                            FORMULAIRE 1
                                                                        ARTICLES OF INCORPORATION               STATUS CONSTITUTIFS
                         Canada Business    Loi canadienne sur les              (SECTION 6)                          (ARTICLE 6)
                         Corporations Act   societe par actions
------------------------------------------------------------------------------------------------------------------------------------
1 - Name of the corporation                                           Denomination sociale de la societe
4204247 CANADA INC.
------------------------------------------------------------------------------------------------------------------------------------
2 - The province or territory in Canada where the registered office   La province ou le territoire au Canada ou est situe le siege
    is situated                                                       social
British Columbia
------------------------------------------------------------------------------------------------------------------------------------
3 - The classes and any maximum number of shares that the             Categories et le nombre maximal d'actions que la societe est
    corporation is authorized to issue                                autorisee a emettre

The Corporation is authorized to issue an unlimited number of Common shares and an unlimited number of Preferred shares which shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule A.
------------------------------------------------------------------------------------------------------------------------------------
4 - Restrictions, if any, on share transfers                          Restrictions sur le transfert des actions, s'il y a lieu
So long as the Corporation is not a "distributing corporation" as defined in the Canada Business Corporations Regulations, the transfer of shares of the Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares without the approval of the Directors of the Corporation expressed by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.
------------------------------------------------------------------------------------------------------------------------------------
5 - Number (or minimum and maximum number) of directors               Nombre (ou nombre minimal et maximal) d'administrateurs
A minimum of 1 and a maximum 15 unless the Corporation is a "distributing corporation" in which case the minimum shall be 3.
------------------------------------------------------------------------------------------------------------------------------------
6 - Restrictions, if any, on the business the corporation may carry   Limites imposees a l'activite commerciale de la societe, s'il
on                                                                    y a lieu
None
------------------------------------------------------------------------------------------------------------------------------------
7 - Other provisions, if any                                          Autres dispositions, s'il y a lieu
The Directors may appoint one or more Directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of Directors so appointed may not exceed one-third of the number of Directors elected at the previous annual meeting of shareholders.
------------------------------------------------------------------------------------------------------------------------------------
8 - Incorporators - Fondateurs
------------------------------------------------------------------------------------------------------------------------------------
                                             Address (include postal code)                                         Tel. No. - N de
           Name(s) - Nom(s)                Adresse (inclure le code postal)                Signature                    tel.
------------------------------------------------------------------------------------------------------------------------------------
FMD Service (B.C.) Inc.                    2100 - 1075 West Georgia Street
                                           Vancouver, BC  V6E 3G2                     /s/ Peter Finley             (604) 631 4926
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Apr 27 2004
                                                                                         #420424-7
------------------------------------------------------------------------------------------------------------------------------------
IC 3419 (2003/06)  ()                                                                                          [GOVT OF CANADA LOGO]

                                   SCHEDULE A

                                     PART 1
                RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
                          ATTACHED TO THE COMMON SHARES

1.1 VOTING. The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Common share held.

1.2 DIVIDENDS. Subject to the rights of the holders of the Preferred shares with respect to the payment of dividends, the holders of the Common shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of the monies of the Corporation properly available for the payment of dividends, dividends in such amount and in such form as the directors of the Corporation may from time to time determine.

1.3 DISSOLUTION. In the event of the dissolution, liquidation or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common shares shall, subject to the rights of the holders of the Preferred shares, be entitled to receive the remaining property and assets of the Corporation.

                                     PART 2
                RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
                        ATTACHED TO THE PREFERRED SHARES

2.1 NON-VOTING. Except as otherwise required by law or hereinafter provided, the holders of the Preferred shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation.

2.2 ISSUABLE IN SERIES. The Preferred shares may, at any time or from time to time, be issued in one or more series, and the directors may, by resolution, fix the number of Preferred shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred shares of each series. The directors shall, before the issue of shares of the series, send, in the form that the Director fixes, articles of amendment to the Director to designate a series of shares.

2.3 PREFERENCE OVER JUNIOR SHARES. The Preferred shares of each series shall be entitled to preference over the Common shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs; and the Preferred shares of each series may be given such other preferences not inconsistent with this section over the Common shares as may be determined in the case of each series authorized to be issued.

2.4 PARITY WITH PREFERRED SHARES. The Preferred shares of each series shall rank on a parity with the Preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

                          WESTERN FOREST PRODUCTS INC.
                         (formerly 4204247 Canada Inc.)

                                   BYLAW NO. 1

                        A BYLAW RELATING GENERALLY TO THE
                    CONDUCT OF THE AFFAIRS OF THE CORPORATION

                                     PART 1
                                 INTERPRETATION

1.01     DEFINITIONS

In this bylaw and all other bylaws of the Corporation, unless the context otherwise specifies or requires:

         "Act" means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it in each case, as amended from time to time and every statute or regulation that may be substituted therefor and, in the case of such substitution, any references in the bylaws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the next statute or regulation as the case may be;

         "articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

         "auditor" means the auditor of the Corporation;

         "board" or "board of directors" means the board of directors of the Corporation;

         "bylaw" means any bylaw of the Corporation from time to time in force and effect;

         "Corporation" means 4204247 Canada Inc.;

         "director" means a director of the Corporation;

         "electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

         "officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

         "proxyholder" means a person holding a valid proxy for a shareholder;

         "shareholder" means a shareholder of the Corporation; and

         "voting person" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at that meeting or a duly authorized proxyholder of a shareholder entitled to vote at that meeting.

Unless otherwise defined herein, all terms that are contained in the bylaws and that are defined in the Act, shall have the meanings given to such terms in the Act.

1.02     NUMBER, GENDER AND HEADINGS

Words importing the singular number only shall include the plural and vice-versa and words importing a specific gender shall include the other gender. The insertion of headings in the bylaws and the division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation thereof.

1.03     BYLAWS SUBORDINATE TO OTHER DOCUMENTS

The bylaws are subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04     COMPUTATION OF TIME

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

                                     PART 2
                                    DIRECTORS

2.01     NOTICE OF MEETING

Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 24 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02     MEETINGS WITHOUT NOTICE

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03     PLACE OF MEETING

A meeting of the board may be held at any place within or outside Canada.

2.04     QUORUM FOR BOARD MEETINGS

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

2.05     CHAIR OF BOARD MEETINGS

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the chair of the Governance Committee of the Corporation, if present, a director and willing to act, shall preside as chair of the board meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.06     VOTES AT BOARD MEETINGS

Questions arising at a meeting of the board shall be decided by a majority of the votes. In the case of an equality of votes, the chair of the meeting shall not have a second or casting vote.

2.07     COMMITTEES

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.08     OFFICERS

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

                                     PART 3
                            MEETINGS OF SHAREHOLDERS

3.01     NOTICE OF SHAREHOLDERS' MEETINGS

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting and registered on the records of the Corporation on the record date for the purposes of determining shareholders entitled to receive notice of the meeting, each director and the auditor.

3.02     QUORUM AT MEETINGS OF SHAREHOLDERS

A quorum at meetings of shareholders consists of one or more voting persons present or deemed to be present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at that meeting.

3.03     CHAIR OF SHAREHOLDER MEETINGS

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation, if present and willing to act, shall preside as chair of the shareholder meeting. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

3.04     VOTING

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has one vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05     SCRUTINEERS

The chair of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.06     WHO MAY ATTEND SHAREHOLDERS' MEETING

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.

3.07     ADJOURNMENTS

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

                                     PART 4
                         SECURITY CERTIFICATES, PAYMENTS

4.01     CERTIFICATES

Security certificates shall be in such form as the board may approve. The president or the board or a transfer agent or branch transfer agent of the Corporation authorized to do so by the president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

4.02     CHEQUES

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder's address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03     CHEQUES TO JOINT SHAREHOLDERS

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04     NON-RECEIPT OF CHEQUES

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this bylaw, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.05     CURRENCY OF DIVIDENDS

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.06     INTEREST; FRACTIONS

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.07     FRACTIONAL SECURITY OR PROPERTY

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

                                     PART 5
                            SIGNATORIES, INFORMATION

5.01     SIGNATORIES

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

         (a) any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

         (b)      any director or any officer appointed to office by the board,

and when so signed such document shall be binding upon the Corporation without further act or formality. Except as otherwise provided herein, the signature of any individual authorized to sign on behalf of the Corporation may, if authorized by resolution of the board or permitted herein, be written, printed, or otherwise mechanically or electronically reproduced as contemplated by the Act. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

5.02     RESTRICTION ON INFORMATION DISCLOSED

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

                                     PART 6
                            PROTECTION AND INDEMNITY

6.01     TRANSACTIONS WITH THE CORPORATION

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02     LIMITATION OF LIABILITY

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation's request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

         (a)      the acts, receipts, neglects or defaults of any other person;

         (b)      joining in any receipt or other act for conformity;

         (c) any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

         (d) the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

         (e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

         (f) any loss, damage or expense occasioned by any error of judgment or oversight; or

         (g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

6.03     CONTRACTS ON BEHALF OF THE CORPORATION

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.


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

6.04     INDEMNITY OF DIRECTORS AND OFFICERS

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

         (a) shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

                  (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

                  (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful; and

         (b) shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour (i.e. a derivative action) shall be subject to approval of a court.

6.05     INDEMNITIES NOT LIMITING

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

                                     PART 7
                                     NOTICES

7.01     PROCEDURE FOR GIVING NOTICES

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the bylaws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Except as otherwise specified by law or where permitted by contract any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.02     NOTICES TO SUCCESSORS IN TITLE

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03     NOTICE TO JOINT SECURITYHOLDERS

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04     FACSIMILE SIGNATURES ON NOTICES

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05     OMISSION OF NOTICE DOES NOT INVALIDATE ACTIONS

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

         (a)      by accident, notice was not given to any person;

         (b)      notice was not received by any person; or

         (c) there was an error in a notice that did not affect the substance of the notice.

7.06     WAIVER OF NOTICE

Any person entitled to notice under the Act, the articles or the bylaws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

                                     PART 8
                                BORROWING POWERS

8.01     POWER TO BORROW

In addition to, and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may without authorization of the shareholders:

         (a)      borrow money upon the credit of the Corporation;

         (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

         (c) give a guarantee or indemnity on behalf of the Corporation to secure performance of an obligation of any person; and

         (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

         The words "debt obligation" as used in this paragraph mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

8.02     DELEGATION

The directors may from time to time by resolution delegate the powers conferred on them by paragraph 8.01 to a director, a committee of directors or an officer of the Corporation.

8.03     POWERS NOT IN SUBSTITUTION

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of a borrowing bylaw.

                                     PART 9
                         MAKE, AMEND OR REPEAL OF BYLAWS

9.01     MAKE, AMEND OR REPEAL BYLAWS

Subject to compliance with the Act, the board may make, amend or repeal one or more bylaws.

9.02     EFFECT OF AMENDMENT OR REPEAL OF BYLAWS

The amendment or repeal of any bylaw in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such amendment or repeal. All directors, officers and other persons acting under any bylaw amended or repealed in whole or part shall continue to act as if elected or appointed under the provisions of this bylaw.

MADE by the Board of Directors as of the 27th day of April, 2004, as amended by the Board of Directors on November 5, 2004.


         /S/ REYNOLD HERT                             /S/ PHILIP G. HOSIER
--------------------------------------           -------------------------------
President and Chief Executive Officer                  Corporate Secretary


CONFIRMED by the Shareholder of the Corporation on the 27th day of April, 2004, and amendment dated November 5, 2004 confirmed by the Shareholders of the Corporation on the ________ day of ________________, 2005.


                                                 -------------------------------
                                                       Corporate Secretary

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